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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                  BORDEN, INC.
                           (Name of Subject Company)

                                  BORDEN, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.625 PER SHARE
                         (Title of Class of Securities)

                                   099599102
                     (CUSIP Number of Class of Securities)

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                             ALLAN L. MILLER, ESQ.
              SENIOR VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER
                              AND GENERAL COUNSEL
                                  BORDEN, INC.
                             180 EAST BROAD STREET
                              COLUMBUS, OHIO 43215
                                 (614) 225-4000
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

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                                With a copy to:
                           ANDREW R. BROWNSTEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Borden, Inc., a New Jersey corporation (the "Company"). The address of the principal executive offices of the Company is 180 East Broad Street, Columbus, Ohio 43215. The title of the class of equity securities to which this Statement relates is common stock (the "Company Common Stock"), par value $.625 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the exchange offer disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994 by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership") and, KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding Shares and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated November 22, 1994 (the "Offering Circular/Prospectus"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with any amendments or supplements thereto or to the Offering Circular/Prospectus, collectively constitute the "Exchange Offer"). The Purchaser is a wholly owned subsidiary of the Partnership, and prior to the consummation of the Exchange Offer, KKR Partners II, L.P. will hold shares of common stock of the Purchaser. The general partner of each of the Common Stock Partnerships is KKR Associates, an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"). Under the terms of the Exchange Offer, each Share accepted by the Purchaser in accordance with the Exchange Offer shall be exchanged for that number of fully paid and nonassessable shares of Holdings Common Stock equal to the Exchange Ratio. The term "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of the Holdings Common Stock as reported on the New York Stock Exchange (the "NYSE") Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Exchange Offer, including any extension thereof (the "Valuation Period"), provided that the Exchange Ratio shall not be less than 1.78125 or greater than 2.375.

     The Exchange Offer is being made pursuant to an Agreement and Plan of Merger (the "Agreement and Plan of Merger"), dated as of September 23, 1994, as amended as of November 15, 1994 (the "Amendment"), by and among the Company, the Purchaser and the Partnership (collectively, the "Merger Agreement") pursuant to which, following the consummation of the Exchange Offer, subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). The consummation of the Exchange Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer a number of Shares which, when added to any Shares previously acquired by the Partnership or the Purchaser (other than pursuant to the Option (as hereinafter defined)), represents more than 41% of the Shares outstanding on a fully diluted basis (other than dilution due to the Rights) (the "Minimum Condition"). If, following the Exchange Offer and exercise of the Option, approval of the Company's shareholders is required by applicable law in order to consummate the Merger, provided that the Minimum Condition is satisfied without being reduced or waived, the Company will submit the Merger to the Company's shareholders for approval. If the Merger is submitted to the Company's shareholders for approval, the Merger will require the approval of the holders of not less than 66 2/3% of the Shares, including Shares owned by the Purchaser and its affiliates. In the event the Merger is consummated, holders of Shares will receive the same number of shares of Holdings Common Stock for each Share as are exchanged for each Share in the Exchange Offer.

     Pursuant to a Conditional Purchase/Stock Option Agreement, dated as of September 23, 1994, by and among the Company, the Purchaser and the Partnership (the "Conditional Purchase/Option Agreement"), the Company has granted to the Purchaser (or its designee, which shall be the Partnership or a wholly owned direct or indirect subsidiary of the Partnership) a right (the "Option") to purchase up to 28,138,000 Shares

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(the "Option Shares") (approximately 19.9% of the outstanding Shares as of the date hereof) in exchange for a number of shares of Holdings Common Stock based on a valuation per Share of $11. Subject to applicable law, if the Purchaser (or the Partnership or a wholly owned direct or indirect subsidiary of the Partnership) acquires more than 41% (but not more than 50%) of the outstanding Shares in the Exchange Offer, the Option must be exercised to the extent necessary so that, following such exercise, the Purchaser will own more than 50% of the outstanding Shares (the "Mandatory Purchase" and the Shares purchased thereby, the "Mandatory Purchase Shares"). If the Purchaser shall have exercised the Option, in whole or in part, prior to the termination of the Exchange Offer, the Purchaser may not waive or reduce the Minimum Condition. In addition, if the Purchaser has not exercised the Option prior to the expiration of the Exchange Offer, it will not be entitled to exercise the Option thereafter if it waives or otherwise reduces the Minimum Condition and accepts fewer than 41% of the Shares for exchange in the Exchange Offer.

     The address of the principal executive offices of the Purchaser and the Common Stock Partnerships, as reported in the Schedule 14D-1, is 9 West 57th Street, New York, New York 10019.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Solicitation/Recommendation Statement, are set forth in Item 1 above.

     (b)(1) Except as described below, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings (other than in the ordinary course of business), or any potential or actual conflicts of interest between the Company or its affiliates and, (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser, the Common Stock Partnerships, or their executive officers, directors or affiliates.

     (2) The following is a summary of certain provisions of the agreement-in-principle, dated September 11, 1994, between the Company and the Partnership (the "Letter of Intent"), the Merger Agreement (as amended as of November 15, 1994), and the Conditional Purchase/Option Agreement. Such summary is qualified in its entirety by reference to the full text of the Letter of Intent, the Merger Agreement and the Conditional Purchase/Option Agreement, which are filed as exhibits hereto and which are incorporated herein by reference. In addition, in connection with the filing of a Registration Statement by Holdings for the registration of the Holdings Common Stock to be issued in the Exchange Offer, the Purchaser, the Partnership, Holdings and the Company entered into an indemnification agreement with respect to the information provided by each of them for inclusion in the Registration Statement; a form of such agreement is filed as an exhibit hereto and is incorporated herein by reference. As described in Item 4, KKR and the Company have entered into a confidentiality agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

THE LETTER OF INTENT

     On September 11, 1994, the Company entered into the Letter of Intent, which expressed the intent of the parties to negotiate definitive agreements on substantially the terms that were subsequently embodied in the Merger Agreement and the Conditional Purchase/Option Agreement. The Letter of Intent also provided for, among other matters, the payment of a $20 million initial fee (the "Initial Fee") to KKR (which was subsequently paid) and, in consideration of the Letter of Intent and such Initial Fee, the Partnership agreed that, if for any reason no merger agreement was entered into, Purchaser, or its designee, would be required to purchase 28,138,000 Shares for $11 per share, payable in Holdings Common Stock. The Letter of Intent also provided for the payment of a $50 million "topping" fee (reduced by the Initial Fee) in the event that, during the pendency of the Letter of Intent, a third party made a transaction proposal (as defined therein) that was subsequently consummated.

THE MERGER AGREEMENT

     Exchange Offer. The Exchange Offer is being made pursuant to the Merger Agreement, on the terms set forth in Item 2 of this Schedule 14D-9 and subject to the conditions described herein under "-- Certain

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Conditions of the Exchange Offer." Without the written consent of the Company, the Purchaser may not decrease the number of Shares being sought in the Exchange Offer, change the form of consideration payable in the Exchange Offer (other than by adding consideration), add additional conditions to the Exchange Offer or make any other change in the terms or conditions of the Exchange Offer which is adverse to the holders of Shares, except that a waiver by the Purchaser of any condition, in whole or in part, at any time and from time to time, in its discretion, will not be deemed to be materially adverse to any holder of Shares. If the Purchaser shall have exercised the Option, in whole or in part, prior to the termination of the Exchange Offer, the Purchaser may not waive the Minimum Condition. The Purchaser has agreed with the Company that upon the request of the Company (and without limiting the number of times that the Purchaser may extend the Exchange Offer, or the total number of days for which the Exchange Offer may be extended), the Purchaser will extend the Exchange Offer, one or more times, for an aggregate of not more than 20 business days.

     In accordance with the Merger Agreement, the Company has approved of and consented to the Exchange Offer and represented and warranted that (a) the Board of Directors of the Company (the "Board") has (i) determined that the Merger Agreement and the Conditional Purchase/Option Agreement and the transactions contemplated thereby, including the Exchange Offer and the Merger, taken together, are fair to the shareholders of the Company, and resolved to recommend that holders of Shares (A) accept the Exchange Offer, (B) tender their Shares to the Purchaser, and (C) if required by applicable law, approve and adopt the Merger Agreement and the Merger (collectively, the "Recommendations") and (ii) approved the Merger Agreement and the Conditional Purchase/Option Agreement and the transactions contemplated thereby, and that such approval constitutes approval of the Merger Agreement and the Conditional Purchase/Option Agreement and the transactions contemplated thereby for purposes of Sections 14A:10A-4 and 14A:10A-5 of the New Jersey Business Corporation Act (the "NJBCA") and Article VIII of the Company's Restated Certificate of Incorporation (the "Charter") (relating to the approval requirements for certain business combinations) and renders inapplicable certain change in control provisions of certain debt securities and loan documents of the Company and its subsidiaries and (b) Lazard Freres & Co. ("Lazard Freres") and CS First Boston Corporation ("First Boston"), the Company's financial advisors, have delivered to the Board their respective written opinions to the effect that, as of September 22, 1994, the consideration to be received by holders of Shares pursuant to each of the Exchange Offer and the Merger was fair to such holders from a financial point of view. The Company has agreed, subject to certain exceptions described below under "-- No Solicitation," not to change the Recommendations unless the average of the average of the high and the low sales prices of the Holdings Common Stock as reported on the NYSE Composite Tape for the Valuation Period is less than the price per share that would yield an Exchange Ratio of 2.375 or less (without giving effect to the limitation regarding the minimum and maximum Exchange Ratio pursuant to the definition thereof). The Company will not have any right to terminate the Merger Agreement as a result of any such change in the Recommendations and, notwithstanding any such change in the Recommendations, the Company will continue to be bound by its representations and warranties and covenants contained in the Merger Agreement (except representations and warranties and covenants with respect to the Recommendations), including, without limitation, those with respect to the Rights Agreement, dated as of January 28, 1986, as amended, between the Company and The Bank of New York, as rights agent (the "Rights Agreement"), antitrust approvals and divestitures (assuming that following receipt of such approvals the Purchaser purchases at least 28,138,000 Shares), Article VIII of the Charter and Sections 14A:10A-4 and 14A:10A-5 of the NJBCA.

     The Purchaser has reserved the right to transfer or assign, in whole or from time to time in part, to the Partnership, or to a wholly owned direct or indirect subsidiary of the Partnership, the right to exchange all or any portion of the Shares tendered pursuant to the Exchange Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations pursuant to the Exchange Offer and will in no way prejudice the rights of tendering shareholders to receive shares of Holdings Common Stock in exchange for Shares validly tendered and accepted for exchange pursuant to the Exchange Offer. According to the Merger Agreement, it is presently contemplated that the right of the Purchaser to exchange for Shares pursuant to the Exchange Offer and the right of the Purchaser to exercise the Option will be assigned to the Partnership (or a direct or indirect wholly owned subsidiary of the Partnership).

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     The Merger Agreement provides that, if requested by the Partnership, the
Company will, following the acceptance for exchange of the Shares to be exchanged pursuant to the Exchange Offer and/or the purchase of the Option Shares in accordance with the Conditional Purchase/Option Agreement and, from time to time thereafter, take all actions necessary to cause the Applicable Percentage of directors (and of members of each committee of the Board) (rounded, in each case, to the next highest director or member) of the Company selected by the Partnership to consist of persons designated or elected by the Partnership (whether, at the election of the Company, by means of increasing the size of the Board or seeking the resignation of directors and causing the Partnership's designees to be elected). The term "Applicable Percentage" means the ratio of (i) the total voting power of all Shares accepted for exchange pursuant to the Exchange Offer and/or purchased in accordance with the Conditional Purchase/Option Agreement to (ii) the total voting power of the outstanding voting securities of the Company, rounded to the nearest whole number and expressed as a percentage; provided that, if the Purchaser has acquired at least 28,138,000 Shares, the Applicable Percentage shall not be less than 33 1/3%.

     Following the election or appointment of the Partnership's designees as described in the preceding paragraph and prior to the effective time of the Merger, any amendment by the Company or termination by the Company of the Merger Agreement or the Conditional Purchase/Option Agreement, extension by the Company for the performance or waiver of the obligations, conditions or other acts of the Partnership or the Purchaser or waiver by the Company of its rights under the Merger Agreement or the Conditional Purchase/Option Agreement, will require the concurrence of a majority of directors of the Company then in office who are not affiliated with the Partnership or the Purchaser or selected by the Partnership for appointment or election to the Board ("Independent Directors").

     Certain Conditions of the Exchange Offer. Notwithstanding any other provision of the Exchange Offer, the Purchaser shall not be required to accept for exchange, exchange or deliver any shares of Holdings Common Stock for, subject to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any Shares tendered and may terminate or (subject to the terms of the Merger Agreement) amend the Exchange Offer or may postpone the acceptance for exchange of the Shares tendered, if, immediately before acceptance for exchange of any such Shares (whether or not any Shares have theretofore been accepted for exchange pursuant to the Exchange Offer), (i) the Minimum Condition shall not have been satisfied; (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act, as amended (the "HSR Act") applicable to the purchase of Shares pursuant to the Exchange Offer shall not have expired or been terminated or the requisite approvals, authorizations or consents required by the Investment Canada Act, Canada's Competition Act and the European Community shall not have been obtained; (iii) all consents and waivers on terms satisfactory to the Partnership necessary in order that the consummation of the transactions contemplated by the Merger Agreement and the Conditional Purchase/Option Agreement not constitute (A) an event of default or an event which, with or without notice or the passage of time, would constitute an event of default under any indebtedness, partnership agreement or equityholders agreement of the Company or any subsidiary (or Borden Chemicals and Plastics Limited Partnership, Borden Chemicals and Plastics Operating Limited Partnership and T.M. Investors Limited Partnership) ("Indebtedness"), including, without limitation, the Company's Amended and Restated Credit Agreement, dated as of August 16, 1994, with Citibank, N.A., as Administrative Agent (the "Credit Agreement"), and T.M. Investors Limited Partnership's Amended and Restated Credit Agreement, dated as of August 16, 1994, with Citibank, N.A., as Administrative Agent, or (B) an event which would, individually or in combination with other events, give rise to an obligation on the part of the Company to repay or repurchase any Indebtedness, partnership interest or equity interest, which event of default or other event described in clause (A) or (B) above would give rise to, with or without notice or the passage of time and taking into account any cross-acceleration or cross-default provisions, the obligation to repay prior to maturity or the acceleration of an aggregate of at least $25 million of Indebtedness or other obligations shall not have been obtained; (iv) the Company shall not have refinanced, or received commitments for refinancing or indications satisfactory to the Partnership from lenders that it will be able to refinance, in each case on market terms reasonably acceptable to the Partnership, the principal bank credit facilities of the Company and T.M.I. Associates, L.P., provided that such refinancing shall not be required to increase the available lines of credit under such facilities except to meet the working capital and other reasonable needs of the Company and its

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subsidiaries and shall principally be related to extending maturities and renegotiating repayment schedules under such facilities as appropriate to meet the Company's business plan as determined by the Partnership and the Company;
(v) the Registration Statement and any required post-effective amendment thereto shall not have become effective under the Securities Act of 1933, as amended (the "Securities Act"), or shall be the subject of any stop order or proceedings seeking a stop order, or any material "blue sky" and other state securities laws applicable to the registration of the Holdings Common Stock to be exchanged for Shares shall not have been complied with; or (vi) any of the following shall occur and remain in effect and shall, in the reasonable judgment of the Purchaser, in any such case, make it inadvisable to proceed with the Exchange Offer or such acceptance for exchange of any of the Shares or to proceed with the Merger:

          (a) (i) any representation or warranty of the Company in the Merger Agreement shall have been untrue as of the date of the Merger Agreement and shall continue to be untrue, which untrue representations or warranties, in the aggregate, would have a Material Adverse Effect (as hereinafter defined) on the Company; or there has been a breach by the Company of any covenant or agreement set forth in the Merger Agreement or the Conditional Purchase/Option Agreement having a Material Adverse Effect on the Company which has not been cured; (ii) the SEC Documents (as hereinafter defined) filed by the Company with the Commission since the date of the Merger Agreement did not comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission promulgated thereunder applicable to such SEC Documents, and the SEC Documents (including any and all financial statements included therein), except to the extent revised or superseded by a subsequent filing with the Commission, as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (iii) the consolidated financial statements of the Company included in the SEC Documents filed since the date of the Merger Agreement did not comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, were not prepared in accordance with generally accepted accounting principles (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the Commission) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and did not fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments);

          (b) there shall be any United States or foreign statute, rule, regulation, decree, order or injunction promulgated, enacted, entered into or enforced by any governmental entity, that (i) restrains or prohibits the making or consummation of the Exchange Offer or the Merger or restrains or prohibits the performance of the Merger Agreement or the Conditional Purchase/Option Agreement, (ii) prohibits or materially limits the ownership or operation by the Partnership or the Purchaser of all or any substantial portion of the business or assets of the Company or any of its subsidiaries or compels the Partnership or the Purchaser to dispose of or to hold separate all or any substantial portion of the business or assets of the Company or any of its subsidiaries, or imposes any material limitation on the ability of the Partnership or the Purchaser to conduct such business or own such assets or (iii) imposes material limitations on the ability of the Partnership or the Purchaser (or any other affiliate of the Partnership or the Purchaser) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares acquired by the Purchaser on all matters properly presented to the shareholders of the Company; provided, however, that the Partnership and the Purchaser shall have used their best efforts to have any such decree, order or injunction vacated or reversed;

          (c) any change shall have occurred since the date of the Merger Agreement in the business, financial condition or results of operations of the Company or any of its subsidiaries which has had, or would reasonably be expected to have, a Material Adverse Effect with respect to the Company, including, without limitation, the commencement in respect of, or by, the Company of an involuntary, or voluntary, proceeding under any applicable bankruptcy law, decree, order or any other case or proceeding adjudging

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     the Company a bankrupt or insolvent, or the condition of the Company is such that it is unable to pay all of its liabilities as such liabilities mature or has unreasonably small capital for conducting the business theretofore or proposed to be conducted by it;

          (d) there shall have occurred (and the adverse effect of such occurrence shall, in the reasonable judgment of the Purchaser, be continuing) (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in United States financial markets generally, including, without limitation, a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Merger Agreement, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any governmental entity, on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions, (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States (other than in Haiti) which would reasonably be expected to have a Material Adverse Effect or materially adversely affect (or materially delay) the consummation of the Exchange Offer or (vi) in the case of any of the foregoing existing at the time of commencement of the Exchange Offer, a material acceleration or worsening thereof; or

          (e) the Merger Agreement shall have been terminated in accordance with its terms or the Exchange Offer shall have been amended or terminated with the consent of the Company.

     The foregoing conditions are for the sole benefit of the Partnership and the Purchaser and may be asserted by the Partnership or the Purchaser regardless of the circumstances giving rise to any such condition and may be waived by the Partnership or the Purchaser, in whole or in part, provided, however, that if the Purchaser shall have exercised the Option in whole or in part prior to the termination of the Exchange Offer, the Purchaser shall not be permitted to waive the Minimum Condition. The Partnership's or the Purchaser's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     The term "Material Adverse Effect" means, when used in connection with any person, any change or effect that either individually or in the aggregate with all other such other changes or effects is materially adverse to the business, financial condition or results of operations of such person and its subsidiaries taken as a whole or adversely affects the ability of such person to consummate the transactions contemplated by the Merger Agreement in any material respect.

     The term "SEC Documents" means, with respect to any person, all reports, schedules, forms, statements and other documents filed with the Commission by such person since January 1, 1990, in each case, including all exhibits and schedules thereto and documents incorporated by reference therein.

     Merger. Pursuant to the Merger Agreement, if approval of the Company's shareholders is required by applicable law in order to consummate the Merger, provided that the Minimum Condition is satisfied without being reduced or waived, following the acceptance for exchange of Shares pursuant to the Exchange Offer, the Company, acting through its Board, will, in accordance with applicable law, as soon as practicable following the expiration or termination of the Exchange Offer, duly call, give notice of, convene and, subject to the right of the parties to delay a special meeting under certain circumstances described in the Merger Agreement, hold a special meeting of its shareholders (the "Shareholders' Meeting") for the purpose of considering and taking action upon the Merger Agreement and the Merger and use its best efforts to obtain the necessary approval by its shareholders of the Merger Agreement and the transactions contemplated thereby, including the Merger.

     In the Merger Agreement, the Company has agreed that (a) its obligations described in the preceding paragraph (including, without limitation, the obligation to submit the Merger Agreement and the Merger to a vote of the Company's shareholders) will not be affected by the withdrawal or modification of the Recommendations (but there shall be no obligation of the Board to continue the Recommendation that shareholders approve and adopt the Merger Agreement and the Merger) and (b) (i) if the Merger is not approved by the shareholders of the Company following the acceptance for exchange of Shares pursuant to the

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Exchange Offer or the purchase of Shares pursuant to the Conditional
Purchase/Option Agreement or (ii) if the Merger is not submitted to the shareholders of the Company but the Purchaser has acquired at least 28,138,000 Shares, the approval of the transactions contemplated by the Merger Agreement, including the Exchange Offer and the Merger, by the Board shall constitute, solely for the purposes of Sections 14A:10A-4 and 14A:10A-5 of the NJBCA and, to the extent that there are no Continuing Directors (as defined in the Charter),
Article VIII of the Charter, an approval of any future "Business Combination" (as defined in Section 14A:10A-3 of the NJBCA and Article VIII of the Charter) between the Company and the Partnership or any affiliate thereof, provided that
(x) such Business Combination is approved by a majority of the Independent Directors and (y) if appropriate, the Company shall have received the opinion of an investment banking firm selected by the Independent Directors that such Business Combination is fair to the Company's shareholders from a financial point of view (an "Excepted Future Transaction").

     At the Shareholders' Meeting, each of the Partnership and the Purchaser has agreed that it will vote, or cause to be voted, all Shares acquired in the Exchange Offer or otherwise beneficially owned by it or any of its respective subsidiaries in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

     Under the Merger Agreement, in the event that the Partnership and the Purchaser, or any other direct or indirect subsidiary of the Partnership, acquires at least 90% of the outstanding Shares, the parties have agreed to take all necessary or appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Exchange Offer without a meeting of shareholders of the Company, in accordance with applicable provisions of the NJBCA.

     Upon the effective time of the Merger, the Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation in the Merger under the name "Borden, Inc."

     The directors of the Purchaser at the effective time of the Merger will be the directors of the surviving corporation, each to hold office in accordance with the restated certificate of incorporation and by-laws of the surviving corporation and until the earlier of his or her resignation or removal or until his or her successor is duly elected and qualified, as the case may be. The officers of the Company at the effective time of the Merger will be the officers of the surviving corporation, each to hold office in accordance with the restated certificate of incorporation and by-laws of the surviving corporation and until the earlier of his or her resignation or removal or until his or her successor is duly appointed and qualified, as the case may be.

     By virtue of the Merger and without any action on the part of the holder of any Shares or any shares of capital stock of the Purchaser: (a) each share of common stock of the Purchaser issued and outstanding immediately prior to the effective time of the Merger will be converted into a number of shares of common stock, par value $.01 per share, of the surviving corporation equal to one one-thousandth of the total number of outstanding Shares immediately prior to the Merger, which will be all of the issued and outstanding capital stock of the surviving corporation; (b) each Share that is owned by the Company or by any subsidiary of the Company and each Share that is owned by the Partnership, the Purchaser or any other subsidiary of the Partnership will automatically be cancelled and retired and cease to exist, and no cash, Holdings Common Stock or other consideration will be delivered or deliverable in exchange therefor; and
(c) each issued and outstanding Share will be converted into the right to receive a number of fully paid and nonassessable shares of Holdings Common Stock equal to the number of fully paid and nonassessable shares of Holdings Common Stock that were delivered by the Purchaser with respect to each Share that was validly tendered and not properly withdrawn and accepted for exchange pursuant to the terms of the Exchange Offer.

     The Merger Agreement provides that, as of the effective time of the Merger, each holder of a then outstanding option to purchase Company Common Stock (a "Stock Option") shall receive with respect to each Share subject to such Stock Option an amount in cash equal to the excess, if any, of (i) the product of the final Exchange Ratio and the average of the average of the high and the low sales prices of the Holdings Common Stock as reported on each of the ten consecutive trading days immediately preceding the effective time of the Merger over (ii) the per share exercise price of such Stock Option, and the Company shall cause the surrender and cancellation of each Stock Option (and any related stock appreciation right) with respect to which a payment by the Company is made. Based upon the closing stock price of $6 5/8 per share for the

Holdings Common Stock on November 7, 1994, this estimated aggregate net payment to holders of Stock Options would be $2,722,928. With respect to Stock Options not so surrendered and cancelled, such Stock Options shall, if not previously terminated or expired in accordance with their terms, terminate upon the grantee leaving the Company except upon such grantee's death, Disability (as defined for purposes of the plans under which the Stock Options were granted) or retirement at or after age 65 (or such earlier age as the Purchaser may expressly agree) and except that, to the extent provided under any such existing Stock Option, if the grantee is terminated by the Company without Cause (as defined for purposes of the plans under which the Stock Options were granted) within two years following a Change in Control (as defined for purposes of the plans under which the Stock Options were granted) of the Company, the grantee shall have a period of 90 days following such termination within which to exercise such Stock Option. No employee who has been previously granted a Stock Option or stock appreciation right will be approved for retirement for purposes of any plan or agreement under which such Stock Option or right has been granted without the express consent of the Purchaser. The Purchaser and the Company have agreed to continue to discuss the manner in which outstanding Stock Options shall be treated after the Merger is consummated. As of November 15, 1994, there were outstanding Stock Options with respect to 7,121,373 Shares. Of these, Stock Options with respect to 1,397,876 Shares, with an average exercise price of $12.31, were exercisable at prices of $14.25 or less.

     Under the Merger Agreement, the Company has agreed to take all steps necessary so that no participant in any employee plans, programs or arrangements of the Company will have any right to acquire or receive any Shares or other equity interest in the Company on or after the effective time of the Merger other than in connection with the exercise of Stock Options outstanding on the date of the Merger Agreement which have not been cancelled as described in the preceding paragraph. On or prior to the effective time of the Merger, the Company has agreed to amend each of its (and cause the amendment of each of its affiliate's) qualified defined contribution plans to eliminate any investment in Shares after such effective time. In addition, the Company has agreed to cause an amendment of each of its employee plans, programs and arrangements pursuant to which an employee may be entitled to receive Shares (each a "Stock Plan") to provide that any employee entitled to receive Shares in respect of previously deferred bonuses or compensation will receive instead cash equal to the product of (i) the final Exchange Ratio multiplied by the average of the average of the high and the low closing sales prices of the Holdings Common Stock as reported on each of the ten consecutive trading days immediately preceding the effective time of the Merger and (ii) the number of Shares so deferred, plus interest equal to the rate otherwise credited on deferred amounts under the applicable plans or, if no such rate is credited, the prime rate established by Chemical Bank, from time to time on such deferred bonuses or compensation from the effective time of the Merger to the date of distribution.

     Pursuant to the Merger Agreement, subject to the terms of any Company plan, any merger consideration paid in respect of restricted Shares held by any employee or former employee of the Company or any of its affiliates will remain restricted and subject to the same terms and conditions imposed on such restricted shares.

     Exchange of Certificates and Exchange Procedures in the Proposed
Merger. Pursuant to the Merger Agreement, at or prior to the effective time, the Purchaser shall deposit with or for the account of a bank or trust company designated by the Partnership, which shall be reasonably satisfactory to the Company (the "Merger Exchange Agent"), for the benefit of the holders of Shares, for exchange, the consideration to be paid in the Merger in respect of each Share outstanding immediately prior to the effective time (other than Shares to be cancelled and retired in connection with the Merger).

     As soon as reasonably practicable after the effective time, the Purchaser will instruct the Merger Exchange Agent to mail to each holder of record immediately prior to the effective time (other than holders of Shares to be cancelled and retired in connection with the Merger) of a certificate or certificates representing Shares (each, a "Share Certificate") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Share Certificates shall pass, only upon proper delivery of the Share Certificates to the Merger Exchange Agent and shall be in such form and have such other provisions as the Partnership or the Purchaser may reasonably specify) (the "Merger Letter of Transmittal") and (ii) instructions for use in effecting the surrender of the Share Certificates in exchange for Holdings Common Stock. Upon surrender to the Merger Exchange Agent of Share Certificates, together with such Merger Letter of Transmittal duly executed and any other required documents, and acceptance thereof by the Merger Exchange Agent, each holder of a Share Certificate shall be entitled to a certificate or certificates representing the number of full shares of Holdings Common Stock into which the aggregate number of Shares previously represented by such Share Certificate surrendered shall have been converted pursuant to the Merger Agreement. The Merger Exchange Agent shall accept such Share Certificates upon compliance with such reasonable terms and conditions as the Merger Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the effective time of the Merger, there shall be no further transfer on the books and records of the Company or its transfer agent of Share Certificates and if such Share Certificates are presented to the Company for transfer, they shall be cancelled against delivery of certificates for Holdings Common Stock as described herein. If any certificate for such Holdings Common Stock is to be issued in a name other than that in which the Share Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Share Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Purchaser or its transfer agent any transfer or other taxes required by reason of the issuance of certificates for such Holdings Common Stock in a name other than that of the registered holder of the Share Certificate surrendered, or establish to the satisfaction of the Purchaser or its transfer agent that such tax has been paid or is not applicable. Until surrendered as described herein, each Share Certificate shall be deemed at any time after the effective time of the Merger to represent only the right to receive upon such surrender the merger consideration.

     No certificates or scrip representing fractional shares of Holdings Common Stock shall be issued upon the surrender for exchange of Share Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Holdings; and, notwithstanding any other provision of the Merger Agreement, each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Holdings Common Stock (after taking into account all Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) representing such holder's proportionate interest in the net proceeds from the sale by the Merger Exchange Agent (following the deduction of applicable transaction costs of third parties other than the Merger Exchange Agent, the Company, the Purchaser or affiliates of any of the foregoing), on behalf of all such holders, of the shares (the "Excess Shares") of Holdings Common Stock representing all such fractions. Such sale shall be made as soon as practicable after the effective time of the Merger.

     No dividends or other distributions with respect to Holdings Common Stock with a record date after the effective time of the Merger shall be paid to the holder of any unsurrendered Share Certificate for Shares with respect to the shares of Holdings Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder as described above, until the surrender of such Share Certificate as described herein. Subject to the effect of applicable laws, following surrender of any such Share Certificate, there shall be delivered to the holder of such Share Certificate a certificate representing whole shares of Holdings Common Stock issued in exchange therefor and, without interest, (i) at the time of such surrender or as promptly after the sale of the Excess Shares as practicable, the amount of any cash payable in lieu of a fractional share of Holdings Common Stock to which such holder is entitled as described herein and the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of Holdings Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to such whole shares of Holdings Common Stock with a record date after the effective time of the Merger but prior to such surrender and a payment date subsequent to such surrender. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

     All shares of Holdings Common Stock delivered and cash paid upon the surrender for exchange of Share Certificates which represented Shares (including any cash paid in respect of fractional shares of Holdings Common Stock) shall be deemed to have been delivered (and paid) in full satisfaction of all rights pertaining to the Shares theretofore represented by such Share Certificates, subject, however, to the surviving corporation's obligation, with respect to Shares, to pay any dividends or make any other distributions with a record date prior to the effective time of the Merger which may have been declared or made by the Company on such Shares prior to the date of the Merger Agreement and which remain unpaid at the effective time of the Merger.

     Any portion of the consideration in the Merger deposited with the Merger Exchange Agent (the "Exchange Fund") which remains undistributed to the holders of the Share Certificates for nine months after the effective time of the Merger shall be delivered to the Partnership upon demand and any holders of Shares who have not theretofore complied with the foregoing exchange procedures shall thereafter look only to the Partnership and only as general creditors thereof for payment of their claim for Holdings Common Stock (or any security or consideration into which Holdings Common Stock is converted) and any cash in lieu of fractional shares of Holdings Common Stock and shall look only to the Partnership and only as general creditors thereof for payment of any dividends or distributions with respect to Holdings Common Stock to which such holders may be entitled.

     None of the Partnership, the Purchaser, Holdings, the Company or the Merger Exchange Agent shall be liable to any person in respect of any shares of Holdings Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Share Certificates which represented Shares shall not have been surrendered prior to five years after the effective time of the Merger (or immediately prior to such earlier date on which any shares of Holdings Common Stock, any cash in lieu of fractional shares of Holdings Common Stock or any dividends or distributions with respect to Holdings Common Stock in respect of such Share Certificate would otherwise escheat to or become the property of any governmental entity), any such shares, cash, dividends or distributions in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Partnership, free and clear of all claims or interest of any person previously entitled thereto.

     The Merger Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Partnership, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Partnership.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the Company relating, with respect to the Company and its subsidiaries, to, among other things, (a) organization, standing and similar corporate matters; (b) certain subsidiaries; (c) the Company's capital structure; (d) the authorization, execution, delivery, performance and enforceability of the Merger Agreement, the Conditional Purchase/Option Agreement and related matters; (e) documents filed by the Company with the Commission and the accuracy of information contained therein; (f) the accuracy of information supplied by the Company in connection with this Offering Circular/Prospectus and other documents filed with the Commission in connection with the Exchange Offer and the Merger; (g) the absence of certain changes or events since the date of the most recent audited financial statements filed with the Commission, including material adverse changes with respect to the Company;
(h) benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and employment matters; (i) filing of tax returns and payment of taxes; (j) the inapplicability of provisions of the Charter and the NJBCA relating to business combinations with interested stockholders and state takeover or similar statutes, to the Merger Agreement, the Conditional Purchase/Option Agreement and related agreements and transactions; (k) environmental matters; (l) brokers' fees and expenses; (m) no material conflicts with laws or agreements of the Company and its subsidiaries;
(n) any required vote of shareholders to approve the Merger Agreement, the Company Merger and the other transactions contemplated thereby and the Conditional Purchase/Option Agreement and the transactions contemplated thereby;
(o) certain matters relating to the Rights; and (p) certain resolutions of the Board relating to the declaration and payment of future dividends.

     The Merger Agreement also contains customary representations and warranties of the Purchaser and the Partnership relating to, among other things, (a) organization, standing and similar corporate matters with respect to the Purchaser and Holdings; (b) subsidiaries of the Purchaser and Holdings; (c) the Purchaser's and Holdings' capital structures; (d) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and the Conditional Purchase/Option Agreement and related matters with respect to the Purchaser, the Partnership and Holdings, as applicable; (e) documents filed by Holdings with the

Commission and the accuracy of information contained therein; (f) the accuracy of information supplied by the Partnership or the Purchaser in connection with the Offering Circular/Prospectus and other documents filed with the Commission in connection with the Exchange Offer and the Merger; (g) brokers' fees and expenses; (h) interim operations of the Purchaser; and (i) the absence of certain changes or events since the most recent financial statements filed with the Commission, including material adverse changes with respect to Holdings.

     In addition, the Merger Agreement contains representations of the Partnership relating to, among other things, (a) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (b) the Partnership's good title to the Holdings Common Stock to be transferred pursuant to the Merger Agreement and the Conditional Purchase/Option Agreement, and the listing thereof on the NYSE; and (c) no material conflicts with laws or agreements of the Partnership.

     Covenants Regarding Conduct of Business. Except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the date on which a majority of the Board consists of designees or representatives of the Partnership, the Company, with respect to itself and each of its subsidiaries, has agreed in the Merger Agreement to conduct its operations according to its ordinary course of business consistent with past practice and to use its best efforts to preserve intact its business organization, to keep available the services of its current officers and employees and to preserve existing relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it to the end that its goodwill and ongoing businesses will be unimpaired at the date on which a majority of the Board consists of designees or representatives of the Partnership. Without limiting the generality of the foregoing, and except as otherwise contemplated by the Merger Agreement, or as required by law or contract existing on the date of the Merger Agreement, prior to the date on which a majority of the Board consists of designees or representatives of the Partnership, the Company has agreed that neither it nor any of its subsidiaries will, without the prior written consent of the Partnership (i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (except (A) certain dividends and distributions by subsidiaries of the Company to their respective parents and (B) that the Company may continue the declaration and payment of regular quarterly cash dividends not in excess of $.01 per share (with usual record and payment dates and in accordance with its past dividend policy)), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or
(z) except for the redemption of the Rights and the outstanding Preferred Stock-Series B, without par value (the "Series B Preferred Stock") of the Company, purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (ii) subject to certain exceptions, authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents; (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary not constituting an inactive subsidiary of the Company; (iv) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice; (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except sales of (A) inventory in the ordinary course of business consistent with past practice, (B) properties or assets (x) with a value of less than $10 million individually but not more than $25 million in the aggregate, (y) that are currently being marketed or sold by the Company pursuant to the Company's January 1994 restructuring plan (but for consideration not lower than certain specified prices to the extent disclosed in writing to the Partnership) or (z) with respect to which a definitive agreement has been entered into by the Company prior to September 12, 1994 (provided that no material modification or amendment shall be made to any such agreements), (C) certain sales and pledges of accounts receivable, or mortgages of other property in connection with certain financings or refinancings outside the United States and (D) in connection with certain capital expenditures otherwise permitted by the Merger Agreement; (vi) except in the ordinary course of business consistent with past practice and except for an increase of up to $300 million of the amount available or outstanding under a certain credit agreement and the refinancing of certain industrial revenue bonds in an aggregate outstanding principal amount of $40 million, subject to certain conditions, (y) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person (other than certain guarantees by the Company in favor of subsidiaries or by any of its subsidiaries in favor of the Company), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice or (z) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company; (vii) expend funds for capital expenditures other than in accordance with the Company's current capital expenditure plans; (viii) waive, release, grant, or transfer any rights of value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; (ix) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization; (x) enter into or amend any material collective bargaining agreement, other than in the ordinary course of business; (xi) change any accounting principle used by it, unless required by the Commission or the Financial Accounting Standards Board; (xii) subject to certain exceptions, make any tax election or settle or compromise any income tax liability or file its 1994 federal income tax return prior to the last day (including extensions) prescribed by law, in the case of any of the foregoing, material to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole; (xiii) settle or compromise any litigation (whether or not commenced prior to the date of the Merger Agreement) or settle, pay or compromise any claims not required to be paid, individually in an amount in excess of $1 million and in the aggregate in an amount in excess of $10 million, other than in consultation and cooperation with the Purchaser, and, with respect to any such settlement, with the prior written consent of the Purchaser; (xiv) take any action which would cause any debt securities of the Company or any of its subsidiaries no longer to be listed on any national securities exchange or registered pursuant to the Exchange Act, other than with respect to any such debt securities that have become due as a result of the maturity thereof; or (xv) authorize any of, or commit or agree to take any of, the foregoing actions.

     In the Merger Agreement, the Company has also agreed, subject to certain exceptions, that neither it nor any of its subsidiaries will adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, pension, retirement, employment or other employee benefit agreement, trust, plan or other arrangement for the benefit or welfare of any director, officer or, except in the ordinary course of business consistent with past practice with respect to employees of the Company or any of its subsidiaries, increase in any manner the compensation or fringe benefits of any director, officer or, except in the ordinary course of business consistent with past practice with respect to employees of the Company or any of its subsidiaries, pay any benefit not required by any existing agreement or place any assets in any trust for the benefit of employees or directors of the Company or any of its subsidiaries, other than contributions to the directors' trust fund in the ordinary course of business and consistent with past practice; provided, however, that notwithstanding the foregoing, any amendments required to be made to the provisions of any employee pension plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") in order to maintain such status may be made.

     Pursuant to the Merger Agreement, the Partnership and the Purchaser have agreed that, during the period from the date of the Merger Agreement to the effective time of the Merger, the Purchaser will not engage in any activities of any nature except as provided in, or in connection with the transactions contemplated by, the Merger Agreement.

     No Solicitation. Under the Merger Agreement, except with respect to divestitures in accordance with the Company's January 1994 restructuring plan, the Company has agreed that neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to,
(a) solicit, initiate, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase of a substantial amount of assets of, or any equity interest in, the Company or any of its subsidiaries or any tender offer (including a self tender offer) or exchange offer, merger, consolidation, business combination, sale of substantially all assets, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement or the Conditional Purchase/Option Agreement) or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or the exercise of the Option or which would or could reasonably be expected to materially dilute the benefits to the Purchaser of the transactions contemplated by the Merger Agreement (collectively, "Transaction Proposals") or agree to or endorse any Transaction Proposal or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, that the foregoing clauses will not prohibit the Company from (i) furnishing information pursuant to an appropriate confidentiality letter concerning the Company and its businesses, properties or assets to a third party who has made a Transaction Proposal, (ii) engaging in discussions or negotiations with such a third party who has made a Transaction Proposal or (iii) following receipt of a Transaction Proposal, taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or changing the Recommendations, but in each case referred to in the foregoing clauses (i) through (iii), only after the Board concludes in good faith that such action is necessary or appropriate in order for the Board to act in a manner which is consistent with its fiduciary obligations under applicable law. If the Board receives a Transaction Proposal, then the Company has agreed promptly to inform the Partnership of the terms and conditions of such proposal and the identity of the person making it and to keep the Partnership generally informed with reasonable promptness of any steps it is taking pursuant to the foregoing with respect to such Transaction Proposal.

     Under the Merger Agreement, neither the Company nor any subsidiary will waive any provision of any confidentiality or standstill or similar agreement to which it is a party without the prior written consent of the Partnership, unless the Board or such subsidiary concludes in good faith that waiving such provision is necessary or appropriate in order for the Board to act in a manner which is consistent with its fiduciary obligations under applicable law.

     Access to Information. Subject to applicable provisions regarding confidentiality, each of the Company and the Partnership has agreed in the Merger Agreement to, and to cause each of its subsidiaries to, afford to the other parties and to their representatives reasonable access during normal business hours during the period prior to the effective time of the Merger to all its properties, books, contracts, commitments, personnel and records and, during such period, to, and to cause each of its subsidiaries to, furnish as promptly as practicable to the other parties and their respective representatives such information concerning its business, properties, financial conditions, operations and personnel as they may from time to time reasonably request. The Partnership has also agreed to use its reasonable best efforts to make available to the Company and to the officers, employees, counsel, financial advisors and other representatives of the Company reasonable access, during normal business hours during the period prior to the effective time of the Merger, to all the properties, books, contracts, commitments, personnel and records of Holdings and, during such period, the Partnership shall use its reasonable best efforts to furnish as promptly as practicable to the Company such information concerning the business, properties, financial conditions, operations and personnel of Holdings as the Company party may from time to time reasonably request.

     Cooperation and Best Efforts. Pursuant to the Merger Agreement, subject to certain conditions and limitations described therein, the parties have agreed to cooperate with each other and to use their respective best efforts to take actions appropriate so that the transactions contemplated by the Merger Agreement and the Conditional Purchase/Option Agreement may be consummated.

     Certain Antitrust Matters and Divestitures. In the Merger Agreement, the Company and the Partnership have agreed, as promptly as practicable, to file notification and report forms under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and to make any other necessary filings with the applicable governmental entities related to the transactions contemplated by the Merger Agreement and the Conditional Purchase/Option Agreement and to use their best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division or such other governmental entities for additional information or documentation. Provided that, following receipt of such approvals, the Purchaser (or one of its affiliates) acquires at least 28,138,000 Shares pursuant to the Exchange Offer and/or the Option, the Company has agreed to make any and all divestitures or undertakings required by the FTC, the Antitrust Division or any other applicable governmental entity in connection with the transactions contemplated by the Merger Agreement and the Conditional Purchase/Option Agreement, which divestitures, in each case, shall be reasonably acceptable to the Partnership and the Purchaser. See Item 8, "Additional Information to be Furnished -- Antitrust."

     Employee Benefits Matters. Pursuant to the Merger Agreement, prior to the occurrence of a "Change in Control" as defined in the Supplemental Benefit Trust Agreement between the Company and Wachovia Bank of North Carolina, N.A. (the "Trust Agreement"), the Company has agreed to take all such action as may be necessary so that no funding of the trust created thereunder will occur as a result of the transactions contemplated by the Merger Agreement. The Trust Agreement will be amended prior to a Change in Control to permit the disposition of all Shares held thereunder. The Company may amend certain benefit plans that would have been required to be funded pursuant to the terms of the Trust Agreement in a manner which provides for a lump-sum distribution to, but does not result in the constructive receipt of compensation by, a covered employee of his or her deferred compensation thereunder in the event of the involuntary termination or normal retirement (under the Company's Employees Retirement Income Plan) of such employee.

     Prior to the effective time of the Merger, the Purchaser will not request that the Company cancel, and the Company will be under no obligation to cancel, certain agreements ("Core Management Agreements") between the Company and certain executives of the Company designated by the Company which provide for certain payments and benefits in the event of certain terminations of employment.

     The Purchaser, or its affiliate, has agreed to continue the Company's Non-Exempt Associate Assistance Program and Exempt Associate Assistance Program, on terms no less favorable than the terms in existence on the date of the Merger Agreement, for the one-year period following the effective time of the Merger. Pursuant to the Merger Agreement, the Company is required to maintain, for the two-year period following the effective time of the Merger, employee plans and programs which are substantially similar in the aggregate to those pension and welfare plans maintained for employees of the Company generally.

     The Company has agreed that neither it nor any of its affiliates will accelerate the payment of any deferred award under any bonus plan or arrangement nor award or pay any pro rata awards thereunder as a result, or in anticipation, of the transactions contemplated by the Merger Agreement; provided that the Company may pay the 1994 annual bonuses pursuant to its Management Incentive Plan or other similar annual bonus plan in a manner which is consistent with past practice and the achievement of goals set forth therein.

     The Company also has agreed to ensure that no prohibited transaction (within the meaning of Section 406 of ERISA or 4975 of the Code) will occur with respect to any Company Plan, as defined in the Merger Agreement, as a result of the transactions contemplated by the Merger Agreement.

     With respect to any of certain employees of the Company, in lieu of any other severance arrangement for such individual, the Company has agreed to pay such employee in the event of that employee's termination by the Company after a "Change in Control" without "Cause" (as those terms are defined in the Core Management Agreements) a cash severance amount equal to 12 months of salary. The special severance payments described herein will no longer be applicable when 12 (18 for one employee) months have elapsed after the Change in Control. For certain executives of the Company, such executive's letter of employment will be modified so that a termination without Cause prior to the second anniversary of a Change in Control (as defined in such letters) will include a termination by the executive due to the occurrence of any one of the following events without his advance consent: (i) the executive's office is relocated to a different city; (ii) the executive's base salary is reduced or his bonus opportunity is materially lower than other Company executives of comparable rank; (iii) there is a material diminution in the nature or scope of the authority or responsibilities attached to the executive's position (and, for this purpose, a diminution in nature or scope of authority or responsibilities will not be deemed to occur simply because the company or business in which the executive is engaged has changed in size or structure); or (iv) in the case of one executive, the business (either separately or as part of a larger business unit) in which the executive is engaged is sold or otherwise disposed of. The maximum payment the Company would be required to pay to management described above as a result of the transactions contemplated by the Merger Agreement and the Conditional Purchase/Option Agreement assuming all change in control payments on termination and other severance payments are triggered (including those in the immediately preceding sentence) is estimated to be approximately $31 million.

     Indemnification and Insurance. Under the Merger Agreement, the certificate of incorporation and by-laws of the surviving corporation in the Merger shall contain provisions eliminating personal liability of directors and officers of the surviving corporation to the extent permitted by the NJBCA and with respect to indemnification, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the effective time of the Merger in any manner that would adversely affect the rights thereunder of individuals who at such time were directors, officers, agents or employees of the Company.

     In addition, pursuant to the Merger Agreement, the surviving corporation in the Merger will maintain in effect for six years from the effective time of the Merger policies of directors' and officers' liability insurance containing terms and conditions which are not less advantageous than those policies maintained by the Company at the date of the Merger Agreement, with respect to matters occurring prior to the effective time of the Merger, to the extent available, and having the maximum available coverage under the current policies of directors' and officers' liability insurance; provided that such surviving corporation will not be required to spend in excess of a $3 million annual premium therefor; provided further that if such surviving corporation would be required to spend in excess of a $3 million premium per annum to obtain insurance having the maximum available coverage under the current policies, such surviving corporation will be required, subject to availability, to spend $3 million to maintain or procure such insurance coverage, subject to its availability.

     In furtherance of and not in limitation of the preceding paragraph, the Partnership and the Purchaser have agreed that the officers and directors of the Company that are defendants in all litigation commenced by shareholders of the Company with respect to (x) the performance of their duties as such officers and/or directors under federal or state law (including litigation under federal and state securities laws) and (y) the Purchaser's offer or proposal to acquire the Company, including, without limitation, any and all such litigation commenced on or after September 11, 1994 (the "Subject Litigation"), will be entitled to be represented, at the reasonable expense of the Company, in the Subject Litigation by one counsel (and New Jersey counsel if appropriate, and one local counsel in each jurisdiction in which a case is pending) each of which such counsel will be selected by a plurality of such director defendants; provided that neither the Company nor the surviving corporation nor the Partnership shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and that a condition to the indemnification payments provided as described above shall be that such director defendant not have settled any Subject Litigation without the consent of the Partnership or the surviving corporation; and provided further that the surviving corporation and the Partnership shall have no obligation to any officer/director defendant when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such officer/director defendant in the manner contemplated by the Merger Agreement is prohibited by applicable law.

     Redemption of Series B Preferred Stock. The Merger Agreement provides that, if the Minimum Condition is satisfied without having been waived or lowered, the Company will, promptly after consummation of the Exchange Offer, in the manner and to the extent permitted by the Charter, redeem all of its outstanding shares of Series B Preferred Stock prior to any record date in connection with the Merger at the amount provided for redemption in the Charter, and the Company has agreed, subject to first obtaining required approvals under certain debt instruments of the Company, promptly to commence taking all steps necessary to effect such redemptions.

     Redemption of Rights. Pursuant to the Merger Agreement, the Company has agreed to redeem all outstanding Rights at a redemption price of one and two-thirds cents per Right effective immediately prior to the acceptance for exchange of any Shares pursuant to the Exchange Offer, provided that the Minimum Condition is satisfied in the Exchange Offer. In accordance with the Merger Agreement, the Company has amended the Rights Agreement so that none of the execution or the delivery of the Merger Agreement or the Conditional Purchase/Option Agreement, or both such agreements taken together, or commencement of the Exchange Offer or the acceptance of Shares for exchange pursuant to the Exchange Offer, or the consummation of the transactions contemplated by the Conditional Purchase/Option Agreement will (i) trigger the exercisability of the Rights, the separation of the Rights from the stock certificates to which they are attached or any other provisions of the Rights Agreement, including causing the Partnership and/or the Purchaser from becoming an Acquiring Person (as defined in the Rights Agreement), the occurrence of a Distribution Date (as defined in the Rights Agreement) or a Shares Acquisition Date (as defined in the Rights Agreement) or (ii) trigger the right of the holders of the common units of Borden Chemicals and Plastics Limited Partnership, pursuant to the Second Amended and Restated Deposit Agreement, dated February 16, 1993, to require the Company to purchase the common units held by such holders. The Company and the Partnership have also agreed in the Merger Agreement that, if the Company amends any provision of the Rights Agreement in connection with a Transaction Proposal (or with respect to any person) or if the application of the Rights Agreement or any provision thereof is enjoined with respect to any person or Transaction Proposal or if the Company agrees to redeem the Rights on terms more favorable than the terms set forth with respect to the Partnership and the Purchaser in the Merger Agreement (any of such events, a "Third Party Rights Amendment") in a manner that makes such Third Party Rights Amendment less restrictive with respect to such person, or in connection with such Transaction Proposal, or is otherwise more favorable with respect to such person, or in connection with such Transaction Proposal, than the Rights Agreement as then in effect with respect to the Partnership and Purchaser, the Company will be deemed (if and to the extent possible and without derogating the obligations of the Company pursuant to the next sentence), without the necessity of any action by the Company or the Rights Agent, to have so amended the Rights Agreement with respect to the Partnership and the Purchaser to the same extent or to have agreed to redeem the Rights with respect to the Partnership and the Purchaser on terms as favorable. The Company has agreed to notify the Partnership promptly of any Third Party Rights Amendment and simultaneously with the execution of the Third Party Rights Amendment to execute a written amendment to the Rights Agreement with respect to the foregoing.

     Conditions to Each Party's Obligations to Effect the Merger. The Merger Agreement provides that the respective obligation of each party to effect the Merger is subject to the following conditions: (i) if required by New Jersey law or the Charter, the approval of the Company's shareholders shall have been obtained; (ii) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired; (iii) Shares shall have been purchased pursuant to the Exchange Offer; (iv) the Registration Statement shall have become effective, and any required post-effective amendment shall have become effective, under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration of the Holdings Common Stock to be exchanged for Shares shall have been complied with; and (v) no statute, rule, regulation, executive order, decree, or injunction shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits the consummation of the Merger, whether temporary, preliminary or permanent, provided, however, that the parties have agreed to use their best efforts to have any such order, decree or injunction vacated.

     Conditions to Obligation of the Company. Pursuant to the Merger Agreement, if fewer than 66 2/3% of the Shares outstanding on a fully diluted basis (other than dilution due to the Rights) shall have been accepted for exchange in the Exchange Offer, the obligation of the Company to effect the Merger is further subject to the condition that the representation and warranty of the Purchaser and the Partnership to the effect that, except as disclosed in documents filed by Holdings with the Commission, since the date of the most recent audited financial statements included in such documents, Holdings has conducted its business only in the ordinary course consistent with past practice, and there is not and has not been any change in the business, financial condition or results of operations of Holdings or any of its subsidiaries which has had, or would reasonably be expected to have, a Material Adverse Effect with respect to Holdings shall be true and correct, as of the date of the Merger Agreement and as of the closing date as though made on and as of the closing date.

     Conditions to Obligations of the Purchaser and the Partnership to Effect the Merger. If fewer than 66 2/3% of the Shares outstanding on a fully diluted basis (other than dilution due to the Rights) shall have been accepted for exchange in the Exchange Offer, the obligations of the Purchaser and the Partnership to effect the Merger are further subject to the following conditions
(i) the representation and warranty of the Company to the effect that, except as disclosed in SEC Documents filed by the Company with the Commission, since the date of the most recent audited financial statements included in such documents, the Company has conducted its business only in the ordinary course consistent with past practice, and there is not and has not been any change in the business, financial condition or results of operations of the Company or any of its subsidiaries which has had, or would reasonably be expected to have, a Material Adverse Effect with respect to the Company shall be true and correct, as of the date of the Merger Agreement and as of the closing date as though made on and as of the closing date; (ii) subject to certain exceptions, the Company shall have performed in all material respects certain affirmative covenants required to be performed by it under the Merger Agreement at or prior to the effective date; and (iii) the representation and warranty referred to in clause
(e) of the first paragraph under "-- Representations and Warranties" above, applied mutatis mutandis to the documents filed by the Company with the Commission since the date of the Merger Agreement, shall be true and correct in all material respects as of the closing date as though made on and as of the closing date.

     Notwithstanding the foregoing, the obligations of the Company or the Purchaser and the Partnership under the Merger Agreement to effect the Merger are not subject to the satisfaction or waiver of any of the conditions described in the two preceding paragraphs to the extent that the failure of any such condition to be satisfied is the result of any action approved by a majority of those directors of Borden who are designees or representatives of the Partnership or to the extent the same results from affirmative action taken by the Company with the knowledge of the Board while a majority of the directors of the Company consists of persons designated or elected by the Partnership.

     Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time, notwithstanding approval thereof by the shareholders of the Company, but prior to the effective time of the Merger: (a) by mutual written consent of the Partnership, the Purchaser and the Company; (b) by the Partnership or the Company, if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which either the Company or the Partnership, directly or indirectly, has material assets or operations, shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;
(c) by the Partnership if due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions to the Exchange Offer the Purchaser shall have terminated the Exchange Offer, unless such termination shall have been caused by or resulted from the failure of the Partnership or the Purchaser to perform in any material respect their material covenants and agreements contained in the Merger Agreement; (d) by the Partnership, if the Company shall have modified or amended in any respect materially adverse to the Partnership or the Purchaser or withdrawn its approval or recommendation of the Exchange Offer, the Merger or the Merger Agreement, provided that any communication that advises that the Company has received a Transaction Proposal or is engaging in certain permitted activities with respect to a Transaction Proposal and that takes no action or position with respect to the Exchange Offer, the Merger, the Merger Agreement or any Transaction Proposal shall not be deemed to be a withdrawal, modification or amendment of the Company's approval or recommendation of the Exchange Offer, the Merger or the Merger Agreement and provided, further, that a "stop-look-and-listen" communication with respect to the Exchange Offer, the

Merger or the Merger Agreement of the nature contemplated in Rule 14d-9(e) under the Exchange Act made by the Company as a result of a Transaction Proposal (whether or not a tender offer), without more, shall not be deemed to be a modification or amendment of the Company's approval or recommendation of the Exchange Offer, the Merger or the Merger Agreement that is materially adverse to the Partnership or the Purchaser, if within ten business days after the date of such communication the Company shall have reaffirmed its recommendation of the Exchange Offer, the Merger and the Merger Agreement; (e) by the Partnership if the Company shall have (i) entered into any definitive agreement to effect the transaction contemplated by a Transaction Proposal, (ii) recommended any Transaction Proposal from a person other than the Partnership or the Purchaser or any of its affiliates or (iii) resolved to do any of the foregoing; (f) by the Partnership, if any corporation (including the Company or any of its subsidiaries), partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than the Partnership or any of its subsidiaries shall have become the beneficial owner of more than 35% of the outstanding Shares (excluding any dilution due to the Rights) (an "Alternative Acquisition"); (g) by the Company if (i) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions of the Exchange Offer the Purchaser shall have terminated the Exchange Offer, unless such termination shall have been caused by or resulted from the failure of the Company to perform in any material respect its material covenants and agreements contained in the Merger Agreement or (ii) prior to the exchange of Shares pursuant to the Exchange Offer, any person shall have made a bona fide Transaction Proposal (A) that the Board determines in its good faith judgment is more favorable to the Company's shareholders than the Exchange Offer and the Merger and (B) as a result of which the Board concludes in good faith that termination of the Merger Agreement is necessary or appropriate in order for the Board to act in a manner which is consistent with its fiduciary obligations under applicable law, provided that such termination under this clause (ii) shall not be effective until payment of the full fee and expense reimbursement required as described under "-- Certain Required Payments" below; (h) by the Partnership or the Company if, without fault of the terminating party, the effective time of the Merger shall not have occurred on or before June 30, 1995 (provided, that the right to terminate the Merger Agreement under this clause
(h) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or results in, the failure of the Merger to have been consummated within such period); (i) by the Company if
(i) on or after December 15, 1994, the termination date of the waiver granted to the Company of certain provisions relating to changes in control of the Credit Agreement shall not then extend past December 15, 1994 and (ii) the Company (A) shall have received written notice from the administrative agent under such Credit Agreement that, as a result of the applicability of such provisions, all amounts payable under the Credit Agreement and the other related loan documents shall have become and be due and payable (and provided that the Merger Agreement shall be deemed to be terminated without any further action by any party immediately prior to the receipt by the Company of such notice), (B) shall have been advised in writing by the administrative agent that, as a result of such provisions, the required number of banks have requested or consented to such action or (C) the Company shall reasonably believe either such action referred to in (A) or (B) above to be imminent based on communications with the administrative agent, any of the banks party to such Credit Agreement or representatives thereof; or (j) by the Partnership or the Company if any required approval of the shareholders of the Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof.

     Amendment. Subject to the concurrence of a majority of the Independent Directors (following the election or appointment of the Partnership's designees pursuant to the Merger Agreement and prior to the effective time of the Merger), the Merger Agreement may be amended or supplemented at any time before or after the date on which a majority of the board of directors of the Company shall consist of designees or representatives of the Partnership but, after such date, no amendment shall be made which decreases or increases the Exchange Ratio or which adversely affects the rights of the Company's shareholders under the Merger Agreement without the approval of the Company and the Company's shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties.

     Extension; Waiver. Subject to the concurrence of a majority of the Independent Directors (following the election or appointment of the Partnership's designees pursuant to the Merger Agreement and prior to the effective time of the Merger), at any time prior to the effective time of the Merger, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein of the other parties hereto or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other parties hereto with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to assert any of its rights under the Merger Agreement shall not constitute a waiver of such rights.

     Certain Required Payments. Pursuant to the Merger Agreement, the Company has agreed promptly, but in no event later than two business days following written notice thereof, together with related bills or receipts, to reimburse the Partnership and the Purchaser for all of their Expenses (as hereinafter defined) as incurred from time to time in an aggregate amount of up to $15 million, against which aggregate amount Expenses actually reimbursed (other than the Initial Fee reimbursed by the Company upon the execution of the Letter of Intent) may be credited. The term "Expenses" includes all out-of-pocket expenses and fees including the fees and disbursements of counsel, financial printers, experts, consultants and accountants, as well as all fees and expenses payable to investment banking firms and other financial institutions and their respective agents and counsel, whether incurred prior to, on or after the date of the Merger Agreement, incurred in connection with the transactions contemplated by the Merger Agreement, the Letter of Intent and the Conditional Purchase/Option Agreement. The parties have acknowledged that the reimbursement of the $20 million Initial Fee shall not limit the reimbursement of any additional fees paid by the Parent or the Purchaser to non-affiliates of the Purchaser.

     Under the Merger Agreement, if (i) (x) prior to termination of the Merger Agreement, any Person shall have commenced, publicly proposed or communicated to the Company a Transaction Proposal (a "Pre-Termination Transaction Proposal")
(y) the Merger Agreement is terminated and (z) on or prior to June 30, 1996, any person who commenced, publicly proposed or communicated to the Company a Pre-Termination Transaction Proposal enters into any definitive agreement to effect the transaction contemplated by such Transaction Proposal (whether or not related to such Pre-Termination Transaction Proposal) or effects an Alternative Acquisition; or (ii) prior to the purchase of Shares pursuant to the Exchange Offer, the Merger Agreement is terminated pursuant to clause (d) under "-- Termination" above (other than solely in the event that the average of the closing sales prices of the Holdings Common Stock as reported on the NYSE Composite Tape for the Valuation Period is less than the price per share that would yield an Exchange Ratio of 2.375 or less without giving effect to any minimum or maximum Exchange Ratio pursuant to the definition thereof) or (iii) prior to the purchase of Shares pursuant to the Exchange Offer, the Merger Agreement is terminated pursuant to clause (e), (f) or clause (g)(ii) under "-- Termination" above then, in each case, the Company shall promptly, but in no event later than one business day after the first of such events shall occur, pay KKR a fee of $30 million in cash, which amount shall be payable in same day funds. No more than $30 million in aggregate shall be payable to KKR and no fee shall be payable to KKR pursuant to this provision if $30 million has been paid to KKR as described in the succeeding paragraph.

     If the Partnership, together with any subsidiary or affiliate of the Partnership including the Purchaser, shall acquire beneficial ownership (in one or more transactions) of a majority of the outstanding shares of Company Common Stock, then the Company shall promptly, but in no event later than one business day after such event shall occur, pay KKR a fee of $30 million in cash, which amount shall be payable in same day funds. No fee shall be payable to KKR pursuant to this provision if $30 million has been paid to KKR as described in the preceding paragraph.

     If the fee of $30 million in cash required to be paid by the Company to KKR as described in the two immediately preceding paragraphs (the "Transaction Fee") is not paid within five business days after the events set forth above requiring payment of the Transaction Fee occur, KKR, at its sole option, may demand (the "Fee Demand") that the Company tender to KKR, immediately in satisfaction of the Transaction Fee, such number of shares (rounded to the nearest whole share) of
(i) Company Common Stock ((A) if it is publicly traded and (B) which at the request of KKR shall be issued in shares of treasury stock, if available) or
(ii), at the sole option of KKR if the Option shall have been exercised, and the Company shall at the time own Holdings Common Stock that is not subject to any other call or exchange right, Holdings Common Stock equal to (x) $30 million divided by (y) the Average Market Price. The term "Average Market Price" means the average of the average of the high and low prices of Company Common Stock, or Holdings Common Stock, as the case may be, as reported on the NYSE Composite Tape on each of the ten consecutive trading days immediately preceding the second trading day prior to the Fee Demand. The Company has acknowledged that it is obligated to pay the Transaction Fee in cash and that such obligation is not derogated in any respect by the existence of the option of KKR to seek satisfaction of such obligation by means of the Fee Demand.

     In addition to the foregoing, the Company has agreed in the Merger Agreement promptly, but in no event later than two business days following written notice thereof, together with related bills or receipts, to reimburse KKR, the Partnership and the Purchaser for all reasonable out-of-pocket costs, fees and expenses, including, without limitation, the reasonable fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting Expenses and the Transaction Fee as a result of any willful breach by the Company of its obligations described above.

     Except as otherwise provided above, pursuant to the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement and the Conditional Purchase/Option Agreement will be paid by the party incurring such expenses (including, in the case of the Company, the costs of printing this Schedule 14D-9 and any other filings to be printed, and, in each case, all exhibits, amendments or supplements thereto). Notwithstanding the foregoing, the costs and expenses of preparing and distributing any proxy statement and obtaining and complying with the antitrust requirements of any governmental entity will be paid by the Company.

     No Recourse Provisions. Notwithstanding anything that may be expressed or implied in the Merger Agreement, no recourse under the Merger Agreement or the Conditional Purchase/Option Agreement or any documents or instruments delivered in connection therewith shall be had against any officer, agent or employee of the Partnership or against any partner of the Partnership or any director, officer, employee, partner, affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, and no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by an officer, agent or employee of the Partnership or any partner of the Partnership or any director, officer, employee, partner, affiliate or assignee of any of the foregoing, as such for any obligations of the Partnership under the Merger Agreement or any documents or instruments delivered in connection with the Merger Agreement or the Conditional Purchase/Option Agreement or for any claim based on, in respect of or by reason of such obligations or their creation; provided, however, that the foregoing limitation of liability shall in no way constitute a limitation on the rights of the Company to enforce any remedies it may have against the undistributed assets of the Partnership for the collection of any obligations or liabilities in connection with the Merger Agreement or the Conditional Purchase/Option Agreement.

THE CONDITIONAL PURCHASE/OPTION AGREEMENT

     Pursuant to the Conditional Purchase/Option Agreement, the Company has granted to the Purchaser the irrevocable Option to purchase up to 28,138,000 Option Shares (or approximately 19.9% of the outstanding Shares), on the terms and subject to the conditions set forth therein. At the time that the Option is exercised, the Company will designate whether the Option Shares shall be newly issued shares or shares of treasury stock of the Company.

     Exercise of Option. Under the Conditional Purchase/Option Agreement, the Option may be exercised by the Purchaser (or its designee, which designee must be the Partnership or a direct or indirect wholly owned subsidiary of the Partnership), in whole or in part, at any time, or from time to time, during the period beginning on the date of the Conditional Purchase/Option Agreement and ending on the Option Expiration Date, as defined in the Conditional Purchase/Option Agreement, provided that if the Purchaser (or its designee) has not exercised the Option, in whole or in part, prior to the expiration of the Exchange Offer, it will not be entitled to exercise the Option thereafter if it waives or otherwise reduces the Minimum Condition and accepts fewer than 41% of the outstanding Shares for payment in the Exchange Offer.

     Pursuant to the Conditional Purchase/Option Agreement, the purchase of Shares upon exercise of the Option will occur only if (i) such purchase would not otherwise violate or cause the violation of, any applicable law or regulations (including, the HSR Act, the Exchange Act and the rules and regulations thereunder, or the rules of the NYSE) and (ii) no statute, rule, regulation, decree, order or injunction shall have been promulgated, enacted, entered into or enforced by any governmental agency or authority or court which prohibits delivery of the Shares, whether temporary, preliminary or permanent (provided, however, that the parties shall have agreed to use their best efforts to have any such order, decree or injunction vacated or reversed). In the event a closing of such purchase is delayed as a result of clause (i) or (ii) above, the Purchaser shall not be obligated to purchase any Shares after the date nine months following the date of its notice of exercise of the Option.

     Conversion of Option. The Conditional Purchase/Option Agreement provides that, upon the date, if any, on which Purchaser or the Partnership or a direct or indirect wholly owned subsidiary of the Partnership acquires more than 41%, but less than 50%, of the outstanding Shares in accordance with the terms and conditions of the Exchange Offer, the Option will be converted in part from an irrevocable option to purchase the Shares into an obligation on the part of the Purchaser (or its designee, which designee must be the Partnership or a direct or indirect wholly owned subsidiary of the Partnership) to make the Mandatory Purchase, on the terms and subject to the conditions set forth in the Conditional Purchase/Option Agreement, of the Mandatory Purchase Shares. Shares subject to the Option in excess of the number of Mandatory Purchase Shares will continue to be subject to purchase at the option of the Purchaser.

     Payments. The Conditional Purchase/Option Agreement provides that, in the event the Purchaser exercises the Option, the Purchaser (or, at the Purchaser's option, its designee) will, at any closing or Mandatory Purchase closing, as the case may be, deliver to the Company, such number of shares (rounded to the nearest whole share) of Holdings Common Stock as will equal the product of the Option Exchange Ratio and the number of Shares purchased pursuant to the exercise of the Option. The term "Option Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $11 (the "Option Purchase Price") by (ii) the average of the average of the high and low prices of Holdings Common Stock as reported on the NYSE Composite Tape on each of the ten consecutive trading days immediately preceding the second trading day prior to (x) the date of notice of exercise in the case of an Option Purchase or (y) the date of exercise in the case of a Mandatory Purchase, subject to adjustment under certain circumstances.

     In the event that a payment is actually made to the Partnership pursuant to the provisions of the Merger Agreement described in the second paragraph under "-- Merger Agreement -- Certain Required Payments," the Option Purchase Price will be adjusted upward (retroactively if necessary and net of any taxes or brokerage fees paid in connection with the sale, tender or exchange of shares by Purchaser or its designee, which designee must be the Partnership or a direct or indirect wholly owned subsidiary of the Partnership) to reflect (i) with respect to any Shares sold, tendered, or exchanged in any third party transaction that triggers a payment pursuant to such provisions of the Merger Agreement, the price per share (subject to the calculation principles described in the next succeeding sentence) actually paid to holders of Company Common Stock as a result of any such third party transaction and (ii) with respect to any Shares sold, tendered or exchanged to another party or parties by Purchaser (or its designee) other than pursuant to such third party transaction, the price per share (subject to the calculation principles set forth in the next succeeding sentence) actually paid to Purchaser (or its designee) by such other party or parties in consideration for such Shares (the "Option Purchase Price Adjustment"). To the extent the "price per share" referred to in the preceding sentence consists, in whole or in part, of non-cash consideration, it will be based on the trading market value thereof or if there is no trading market for such consideration, the fair market value as determined by an independent investment banker jointly selected by the Purchaser and the Company. The Option Purchase Price Adjustment shall be payable with respect to shares actually sold, tendered or exchanged promptly following receipt of the consideration therefor (and, if necessary, the valuation thereof), and the Purchaser agrees promptly, but in no event later than two business days following such event, to notify the Company of the receipt of such consideration. The Partnership agrees promptly, but in no event later than two business days following written notice thereof, together with related bills or receipts, to reimburse the Company for all reasonable out-of-pocket costs, fees and expenses, including, without limitation, the reasonable fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting the Option Purchase Price Adjustment as a result of any willful breach by the Partnership of its obligations in connection with the Option Purchase Price Adjustment.

     Representations and Warranties of the Purchaser. The Conditional Purchase/Option Agreement contains customary representations and warranties of the Purchaser and the Partnership relating to, among other things: (a) organization, standing and similar matters; (b) the authorization, execution, delivery, performance and enforceability of the Conditional Purchase/Option Agreement and related matters; (c) no material conflicts with laws or agreements of the Purchaser, the Partnership and Holdings; (d) with respect to the Purchaser only, distribution of the Shares that would be acquired upon exercise of the Option in compliance with the Securities Act; and (e) with respect to the Partnership only, title to shares of Holdings Common Stock.

     The Conditional Purchase/Option Agreement also contains customary representations and warranties of the Company relating to, among other things:
(a) organization, standing and similar corporate matters; (b) the authorization, execution, delivery, performance and enforceability of the Conditional Purchase/ Option Agreement and related matters; (c) no material conflicts with laws or agreements of the Company or its subsidiaries; (d) certain resolutions of the Board; (e) certain amendments to the Rights Agreement in connection with the Transactions; and (f) distribution of the shares of Holdings Common Stock that would be acquired upon exercise of the Option in compliance with the Securities Act.

     Adjustment Upon Changes in Capitalization. Pursuant to the Conditional Purchase/Option Agreement, in the event of any change in the number (or conversion or exchange) of issued and outstanding shares of Company Common Stock by reason of any stock dividend, split-up, merger, recapitalization, combination, exchange of shares, spin-off or other change in the corporate or capital structure of the Company which could have the effect of diluting or otherwise diminishing the Purchaser's rights under the Conditional Purchase/Option Agreement (including any issuance of Company Common Stock or other equity security of the Company at a price below the fair value thereof), the number and kind of Shares or other securities subject to the Option and the Option Exchange Ratio therefor will be appropriately adjusted so that the Purchaser will receive upon exercise of the Option (or at the closing of the purchase upon such exercise) the number and kind of shares or other securities or property that the Purchaser would have received in respect of the Shares that the Purchaser is entitled to purchase upon exercise of the Option if the Option had been exercised (or such closing had occurred) immediately prior to such event.

     Registration Rights. The Conditional Purchase/Option Agreement provides that, if the Option is exercised, the Company will extend to the Purchaser (or its designee) registration rights with respect to the Option Shares on substantially the same terms and subject to the same conditions as Holdings has extended to the Partnership pursuant to the Registration Rights Agreement dated July 15, 1990 between Holdings and the Partnership (the "Registration Rights Agreement"), a copy of which is on file with the Commission, except that only the first two registrations of Registrable Securities (as defined in the Registration Rights Agreement) will be at the expense of the Company.

     The Conditional Purchase/Option Agreement also provides that, if the Option is exercised, then subject in all respects to the terms and conditions of the Registration Rights Agreement, the Company will succeed with respect to the shares of Holdings Common Stock acquired as a result of the exercise of the Option to the rights and obligations of a subsequent Holder (as defined in the Registration Rights Agreement) under such agreement, unless, in the written opinion of counsel to Holdings, which opinion shall be delivered to the Company and shall be reasonably satisfactory in form and substance to the Company and its counsel, registration of the shares of Holdings Common Stock acquired as a result of the exercise of the Option is not required to lawfully sell and distribute such shares in the manner contemplated by the Company. By its execution of the Conditional Purchase/Option Agreement, the Company has agreed to be bound by the terms of the Registration Rights Agreement. If the Option is exercised, the Partnership and the Company have agreed that the Company will be entitled to two registrations at the expense of Holdings (or, if Holdings refuses to bear such expenses, at the expense of the Partnership or the Purchaser) of Registrable Securities and, subject to the terms of the Registration Rights Agreement, such other registrations at its own expense as it shall request.

     Board of Directors. The Conditional Purchase/Option Agreement includes provisions relating to the Purchaser's designation of persons as directors of the Company following the exercise of the Option similar to those described with respect to the Merger Agreement under "-- The Merger Agreement -- Exchange Offer" above.

     Amendments. The Conditional Purchase/Option Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties thereto.

     Certain Antitrust Matters and Divestitures. In the Conditional Purchase/Option Agreement, the Company has made certain agreements relating to antitrust matters and divestitures similar to those described with respect to the Merger Agreement under "-- The Merger Agreement -- Certain Antitrust Matters and Divestitures."

     Dissenters' Rights. Holders of Shares will not be entitled to dissenters' rights under New Jersey law in connection with the Exchange Offer or the Merger.

     (b)(3) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers or affiliates are described in Annex C, which is attached hereto and incorporated herein by reference. See "-- The Merger Agreement -- Merger" above for a description of the treatment of employee Stock Options, employment agreements, and benefit plans pursuant to the Merger Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION.

     At a meeting held on September 22, 1994, the Board approved the Merger Agreement and the Conditional Purchase/Option Agreement and the transactions contemplated thereby, including the Exchange Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Exchange Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. Mr. Ervin R. Shames, the Company's chief executive officer, abstained from the vote of the directors who were, otherwise, unanimous. See Item 4(b).

     THE BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE EXCHANGE OFFER, TENDER THEIR SHARES TO THE PURCHASER UNDER THE EXCHANGE OFFER AND, IF REQUIRED BY APPLICABLE LAW, APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

     A copy of a letter to shareholders communicating the Board's determination and recommendation is filed as an exhibit hereto and is incorporated herein by reference.

     (B) BACKGROUND AND REASONS FOR THE BOARD'S RECOMMENDATION; OPINIONS OF FINANCIAL ADVISORS.

BACKGROUND

     The decision by the Board to enter into the Merger Agreement reflected, in part, an assessment of the risks and potential benefits of ongoing restructuring efforts against the risks and benefits of a transaction that would offer all shareholders the opportunity to receive a premium for their Shares payable in Holdings Common Stock. A significant factor in the Board's deliberation was the history of the Company's prior restructuring efforts. Set forth below is a summary of the events that led to the Board's decision.

     1992 Restructuring Plan. In October 1992, the Company announced its third restructuring program since 1989 (the "1992 Restructuring Plan"). The 1992 Restructuring Plan was aimed at integrating the numerous acquisitions the Company had made, reducing costs and reversing a downward trend in earnings. In conjunction with the 1992 Restructuring Plan, the Company established a restructuring reserve of $642 million (pre-tax) charged against third quarter 1992 results, which reduced the Company's 1992 year-end shareholders' equity to $1.13 billion, down from $1.69 billion in 1989, before the successive restructurings began.

     The 1992 Restructuring Plan did not achieve the anticipated results. The Company's first quarter 1993 net income was $27.2 million and earnings per share was $.20, a 43% decline in net income from the same period in 1992 (excluding charges in 1993 and 1992 for accounting changes). Sales in the first quarter of 1993 fell 7.2% to $1.30 billion, from $1.40 billion in the same period of 1992. In the second quarter of 1993, earnings per share declined 76.4% to $.13 from $.55 in the second quarter of 1992. Net income of $18.5 million was down 76.7% from $79.3 million in the second quarter of 1992. Sales were $1.35 billion, down 6% from $1.44 billion in the second quarter of 1992.

     In early 1993, at the initiation of KKR, representatives of KKR met with Anthony S. D'Amato, then Chairman and Chief Executive Officer of the Company, Lawrence O. Doza, then Vice President and Chief Financial Officer of the Company, and a representative of the Company's financial advisor, First Boston, to discuss a possible transaction involving KKR and the Company. After discussion, Mr. D'Amato advised KKR's representatives that the Company did not wish to pursue a transaction with KKR at that time.

     Development of 1993 Restructuring Plan. In 1993, the Company began to develop alternatives to the 1992 Restructuring Plan. In addition, in June 1993, the Company hired Ervin R. Shames as President and Chief Operating Officer. Mr. Shames joined the Company with 22 years of experience in the food business, including positions as President and Chief Executive Officer of General Foods USA and President of Kraft USA. On July 28, 1993, the Company announced that it was reviewing its portfolio of businesses to identify those it would retain and those it would not, and was reducing the quarterly cash dividend on the Company Common Stock to $.15 per share from $.30 per share.

     During the fall of 1993, the Company accelerated the review of its portfolio of businesses and its strategic alternatives. Booz Allen & Hamilton Inc. ("Booz Allen"), a business consulting firm, was asked to assess the existing businesses and their long-term potential and to recommend which businesses to retain and which to divest. In September 1993, First Boston was retained by the Company to provide financial advice with respect to this program. In October 1993, the Board engaged Lazard Freres to act as financial advisor to the Board with regard to the consideration of strategic alternatives. The Board also engaged Wachtell, Lipton, Rosen & Katz, which had previously advised the Company in special situations, as special counsel.

     The Company's third quarter 1993 results showed a net loss of $9.4 million, or $.07 per share, versus a net loss in the third quarter of 1992 of $1.8 million, or $.01 per share before the charge for the 1992 Restructuring Plan. Sales in the third quarter of 1993 fell to $1.39 billion from $1.53 billion in the comparable period of 1992. Nearly all of the principal businesses of the Company posted substantial declines versus prior year performance.

     In November 1993, Company management with the assistance of Booz Allen presented to the Board a plan (the "1993 Restructuring Plan") for restructuring the portfolio of the Company's businesses. The 1993 Restructuring Plan provided for major divestitures, including the sale of the Company's North American snacks business, its seafood business, its jams and jellies business and certain other businesses and products representing, in the aggregate, annual revenues of approximately $1.25 billion, or nearly 20% of projected 1993 sales of $6.75 billion. The 1993 Restructuring Plan also aimed at improving the Company's domestic dairy business, largely through volume recovery and cost reduction, and contemplated retention of nearly all of the non-food businesses. The 1993 Restructuring Plan envisioned cost reductions phased in over two years, reaching an annualized savings rate of $100 million by the end of 1995. These savings were to be achieved through a combination of divestitures and productivity gains.

     Under the 1993 Restructuring Plan, which was reviewed by Booz Allen, management projected 1994 earnings per share at the upper end of the $.75 to $1.00 per share range of estimates by securities analysts, and set performance targets for annual earnings per share growth in 1995 and 1996 of at least double the food industry average, sales growth of 6% annually and an increase in return on investment from a range of 5% to 6% in 1994 to 12% in 1996. Further, the 1993 Restructuring Plan contemplated a further reduction in the Company's quarterly cash dividend from $.15 per share to $.075 per share, and a $752.3 million pre-tax restructuring charge against 1993 fourth quarter earnings of which approximately $637.4 million was for business divestitures and $114.9 million for organizational restructuring.

     Evaluation of 1993 Restructuring Plan and Possible Sale of the Company. In reviewing the proposed 1993 Restructuring Plan, the Board considered that continued poor performance would reduce financial flexibility (which, in turn, could limit the Company's ability to raise capital at attractive rates and to pursue strategic growth opportunities); that the 1993 Restructuring Plan was premised on significant turnarounds within a year or slightly longer in the Company's dairy and pasta business and improvements in almost all of the Company's other divisions; that many of the asset sales included in the 1993 Restructuring Plan would be difficult and time-consuming to consummate; that the Company's quarterly dividend payout might not be sustainable even at the reduced rate contemplated; and that a number of key management positions were held by new managers, making it difficult to assess the likelihood of success of the 1993 Restructuring Plan. The Board also took into consideration the fact that the Company was highly leveraged and exposed to liquidity risk by virtue of its relatively high ratio of short-term debt (particularly commercial paper) to total debt in the event of rating agency downgrades, and that the 1993 Restructuring Plan would leave the Company with debt coverages less favorable than the median for investment grade companies and without tangible net worth.

     After weighing these risks and considering that previous restructuring efforts had not achieved targeted results and after receiving two unsolicited inquiries regarding the sale of the Company, one from KKR and one from another party, the Board determined to instruct Lazard Freres to make contacts with a selected group of companies considered to be potential buyers of the Company. The potential buyers contacted by Lazard Freres consisted primarily of industrial buyers, rather than financial buyers, because Lazard Freres believed that a leveraged buyout did not appear to be feasible given the Company's operating performance and high debt levels. Lazard Freres, however, did contact KKR because of its prior indication of interest in the Company and its ownership interest in Holdings. KKR, in turn, brought the possibility of a transaction with the Company to the attention of Holdings. The other party that had previously contacted the Company was also contacted by Lazard Freres.

     In response to Lazard Freres' solicitations, only Holdings and one other company expressed interest in obtaining information about the Company. Both Holdings and the other potential buyer (the "Potential Buyer") entered into confidentiality agreements with the Company and commenced due diligence. Holdings, however, after preliminary meetings, declined to pursue its interest. Holdings indicated that, due to the then-current trading price of the Shares, Holdings' own indebtedness and the debt levels of the Company, Holdings was unwilling to proceed with an acquisition of the Company. In addition, Holdings said that it had determined that its strategic interest was in substantially less than all of the Company's businesses.

     At a Board meeting held on December 9, 1993, Lazard Freres indicated that the Potential Buyer appeared to be interested in acquiring all of the Company. At the Board meeting, management recommended that the Company proceed with the 1993 Restructuring Plan it had previously recommended. The Board, however, determined that, given the risks inherent in the 1993 Restructuring Plan, talks with the Potential Buyer should continue, and the decision as to whether to implement the 1993 Restructuring Plan was postponed. That same day, the Board accepted the resignation of Anthony S. D'Amato, as Chairman and Chief Executive Officer of the Company, and appointed Frank J. Tasco, a director of the Company and retired Chairman and Chief Executive Officer of Marsh & McLennan Companies, Inc., as Chairman of the Board of the Company and Ervin R. Shames, as Chief Executive Officer of the Company.

     On December 21, 1993 the Potential Buyer indicated that it would not be interested in pursuing an acquisition of the entire Company but that it would be willing to explore the acquisition of just the Company's Packaging and Industrial Products Division ("PIP") and a concurrent investment in the remaining food company. However, the indicated price levels from the Potential Buyer's proposal would not have generated proceeds sufficient to reduce the Company's debt to a level appropriate to the remaining food business. Thus, the Board rejected this suggestion in part because it was advised that such a divestiture would leave the Company undercapitalized. The Board then instructed management to prepare the 1993 Restructuring Plan for final approval.

     1993 Restructuring Plan Adopted; Goals Set. On January 4, 1994, the Board formally approved the 1993 Restructuring Plan. Over the previous months, the Board had received from management and Booz Allen an extensive review of the Company's 50 distinct domestic and international businesses. The Company announced that, with the help of its financial advisors, the Board had evaluated a full range of alternatives for the Company, including sale or merger, and that the Company was not aware of any third party expressing interest in proposing such transactions. The Board also reviewed the alternative of liquidation and concluded that adverse tax consequences and the uncertainties involved in the sale of the Company in parts rendered this alternative unattractive.

     In announcing the 1993 Restructuring Plan, the Company stated that it had set financial goals, including earnings per share for 1994 at the upper end of the $.75 to $1.00 range of analysts' estimates, cash flow of $400 million to $450 million after capital expenditures and including divestiture proceeds, substantially all of which was intended to be applied to debt repayment, and cost reductions reaching an annualized rate of $70 million to $85 million by the end of the year.

     As a result of the write-off related to the implementation of the 1993 Restructuring Plan, the Company's shareholders' equity as of December 31, 1993 was reduced to $245.9 million.

     Progress Under the 1993 Restructuring Plan. Following the adoption of the 1993 Restructuring Plan, the Board, with the assistance of its financial advisors and management, closely monitored its implementation and the associated divestitures. In its 1993 Annual Report to Shareholders which was issued in late March 1994, the Company acknowledged that the success of the 1993 Restructuring Plan depended on multiple divestitures at anticipated prices, sharply reduced costs throughout the Company, a reversal of the weak sales and income performance of the Company's pasta business and a turnaround of the Company's domestic dairy operations, which, based on early 1994 results, would be a significant challenge.

     The Company's first quarter 1994 earnings per share were $.04 and net income was $5.8 million. In its announcement of first quarter results, the Company also stated that its earnings projections for 1994 were then "in line" with the current range of analyst projections of $.70 to $.95 per share, as opposed to the January 1994 earnings per share target at the "upper end" of the $.75 to $1.00 range.

     In June 1994, the Board and management became increasingly concerned about the Company's progress in achieving the cost reductions and earnings improvements targeted under the 1993 Restructuring Plan. The Board and management were particularly concerned that the failure to achieve significant progress by that time would make it difficult to reach the targets for 1994 and subsequent years.

     Further Restructuring Contemplated in Light of Six-Month Results. On July 26, 1994, management advised the Board that it would begin to explore possible modifications to the 1993 Restructuring Plan which might involve the sale or closure of all or part of the dairy operations and other businesses. The Board determined that the alternative of a sale of the Company should also be explored again. The Board was advised that the only parties that had contacted the Company since January 1994 were KKR and Japonica Partners ("Japonica").

     On May 24, 1994, Japonica wrote to Mr. Tasco stating that Japonica was interested in an equity investment in the Company as a "proactive white knight." In response, the Board authorized Lazard Freres to contact Japonica to investigate, on behalf of the Board, Japonica's interest in the Company and its capacity to effectuate a transaction involving the Company.

     On June 13, 1994, Mr. Tasco wrote to Japonica, advising it that Lazard Freres was acting as the Company's financial advisor and was authorized to represent the Company in discussions with third parties. Subsequently, a representative of Japonica contacted Lazard Freres, but did not propose any transaction and did not provide any evidence of Japonica's source of funds for any transaction, despite Lazard Freres's repeated inquiries. (Japonica, in letters to Mr. Tasco, disputed the foregoing characterization of its contacts with Lazard Freres although it never stated that it had proposed a transaction or provided evidence of its financial resources.)

     Accordingly, on July 16, 1994, Mr. Tasco wrote to Japonica explaining that in light of the serious challenges facing the Company, it was disinclined to pursue discussions with a party who was unable or unwilling to make substantive proposals or to provide any evidence of its financial capacity. At no point during any of its contacts with the Company or its advisors did Japonica make any substantive proposal or provide evidence of its ability to finance any transaction with respect to the Company. The discussion herein of the Company's written correspondence with Japonica is qualified by reference to the full texts of such correspondence which are included as exhibits to this Schedule 14D-9, all of which are incorporated herein by reference.

     Pursuant to its decision to explore the alternative of a sale of the Company, the Board, at its July 26, 1994 meeting, instructed Lazard Freres to respond to KKR's prior contacts. Based on the advice of Lazard Freres and given the publicity concerning the Company's efforts to find a buyer in late 1993 and the lack of inquiries, the Board determined that it was reasonable to conclude that no other bidder was interested.

     On July 27, 1994, the Company announced that for the second quarter of 1994, it had net income of $11.1 million or $.08 per share compared with income from continuing operations of $30.5 million, or $.22 per share, in the same period of 1993. Net sales rose 1.3% to $1.37 billion from $1.35 billion in the second quarter of 1993. The six-month results included continuing losses in the Company's dairy business that were considerable. The Company stated that it was moving more slowly than it had hoped in achieving the goals of the 1993 Restructuring Plan. The Company further stated that each of the Company's businesses must contribute to the Company's objectives by virtue of market position, growth prospects, profit potential or some combination of those objectives. In light of this, the Company further stated that it was reviewing progress to date and planned to take any corrective measure that might become necessary. The Company announced that, given its results in the first half of 1994, it was clear that its earlier expectation of earnings for the year would not be realized, and did not give a further earnings forecast.

     The results for the first half of 1994 also caused the Board and management to focus on the liquidity of the Company. In connection with the 1993 Restructuring Plan, the Company obtained an amendment to its only financial covenant which was contained in the TMI credit agreement, a covenant related to the net worth of the Company. The amendment required achievement of financial ratios that would be met under the goals of the 1993 Restructuring Plan. The Board and management were particularly concerned about the level of the Company's short-term liabilities, including the commercial paper used to finance operations. The Board was advised that, if earnings continued below the amounts forecasted in the 1993 Restructuring Plan and the Company undertook a further restructuring, its debt ratings could be lowered and its ability to issue commercial paper could be limited. In early July 1994, the Company sought to increase its $520 million credit facilities on terms which were substantially the same terms as existed previously for a majority of the facilities. Due in part to the five-year term of the proposed facility and the existence of other Company credit facilities with terms more favorable to the lenders, these efforts met resistance in the marketplace. Later in July 1994, the Company determined to pursue a larger bridge facility that would consolidate the Company's bank lines and backstop its commercial paper. Accordingly, the Company obtained $1.4 billion, 2 1/2 year financing facilities in August 1994 from a group of banks led by Citibank, N.A. and Credit Suisse.

     Proposed 1994 Restructuring Plan. At a special meeting of the Board on August 16, 1994, management presented further analysis of the alternatives available to the Company. First Boston provided a financial analysis for each such alternative and management recommended a plan to further reconfigure the Company (the "Proposed 1994 Restructuring Plan"). The Proposed 1994 Restructuring Plan provided for the divestiture of the dairy business (excluding cheese), the Company's largest business, which was depleting the Company's earnings and cash. Management advised the Board that, in its view, the Company did not have the time or the resources to turn the dairy business around. While the sale of the dairy business would improve cash flow, it was expected to generate a substantial writeoff without meaningful debt reduction. Management also recommended the additional sale of two profitable businesses from the PIP division, Wallcoverings and Packaging Resources, principally in order to generate cash to reduce debt.

     The Proposed 1994 Restructuring Plan also called for realigning the Company into two operating divisions: Consumer Packaged Products and Worldwide Adhesives and Resins, and significantly reducing costs in the Company's continuing operations by substantial personnel reductions and other programs. As part of the Proposed 1994 Restructuring Plan, management also recommended that the Board reduce the quarterly cash dividend on the Shares to $.01 per share. The Board was advised that adoption of the Proposed 1994 Restructuring Plan would require a significant charge of approximately $500 million (after-tax) in the third quarter of 1994, resulting in substantial negative shareholders' equity. In addition, the Board was advised that in the third quarter of 1994, the Company would likely incur additional pre-tax charges of approximately $95 million as a result of less than estimated proceeds from the divestiture of discontinued operations pursuant to the 1993 Restructuring Plan and could possibly incur certain other balance sheet adjustments of up to $100 million. Management had projected that the Company's 1994 earnings per share would be $.50 without a restructuring, and earnings per share under the Proposed 1994 Restructuring Plan were projected to be $.47 for 1994, $.75 for 1995, $0.84 for 1996, $1.10 for 1997 and $1.21 for 1998. The Proposed 1994
Restructuring Plan called for a reduction in the Company's debt level from $2.287 billion in 1994 to $1.659 billion in 1996 and $1.294 billion in 1998. After presentation by management and the Company's financial advisors, the Board authorized management to finalize the details of the Proposed 1994 Restructuring Plan with a view to its formal approval and announcement in early September 1994.

     Developing the KKR Proposal. On August 3, 1994, KKR signed a confidentiality agreement (the "Confidentiality Agreement") and began to receive certain nonpublic information concerning the Company, specifically the Company's then current "base case" projections for 1994 showing earnings per share of $.50 and net income from continuing operations of $71 million. The Confidentiality Agreement contained certain provisions that would prohibit KKR from making an unsolicited tender offer for the Company's stock. On the same day, KKR proposed exploring a transaction, the consideration for which would be securities owned by partnerships controlled by KKR. Following the Board meeting of August 16, 1994, KKR communicated to Lazard Freres that it would be interested in pursuing a transaction with the Company in which it would pay a "meaningful" premium to the Company's trading price using Holdings Common Stock as currency. At a special meeting of the Board on August 18, 1994, management conveyed this to the Board. Management explained that KKR would require "due diligence" meetings with the senior management of the Company before it would be in a position to formalize a proposal. Management further indicated that KKR would be willing to make a decision prior to the September 7, 1994 Board meeting at which the Board intended to take final action on the Proposed 1994 Restructuring Plan.

     During the course of the Board's deliberations concerning continuing discussions with KKR, Mr. Shames expressed his view that the Proposed 1994 Restructuring Plan was achievable and should be pursued by the Company. He said that implementation of the Proposed 1994 Restructuring Plan would make the Company more saleable if the Board chose to sell the Company in the future. He said that he believed that it was imperative to commence implementing the Proposed 1994 Restructuring Plan without additional delays. Cognizant that the Company's prior restructuring plans had fallen short of their goals and that further restructuring efforts posed significant risks, the Board determined that it was in the best interests of the Company and its shareholders to continue discussions with KKR prior to acting on the Proposed 1994 Restructuring Plan. The Board, therefore, directed management, with the assistance of Lazard Freres and First Boston, to proceed with KKR to determine whether KKR would make a proposal that would provide a premium for all shareholders. At the same time, management was instructed to prepare to implement the Proposed 1994 Restructuring Plan on September 7, 1994, as had been contemplated, so that there would be no delay in the event that an acceptable proposal from KKR did not materialize.

     On August 22, 1994, Lazard Freres met with KKR. KKR expressed interest in meeting with management to conduct due diligence and indicated that it would be ready to make a definitive proposal by September 7, 1994. On August 25 and 26, 1994, Lazard Freres, First Boston and members of senior management met with KKR in Columbus, Ohio to conduct due diligence. On September 2, 1994, KKR proposed an offer to acquire 75% of the Company through an exchange offer for approximately 100 million Shares, at $13.50 per share, and a conditional purchase/stock option agreement wherein it would have the right to acquire 28,138,000 Shares for $11 per share, with the consideration in both cases to be paid in Holdings Common Stock valued at market. Over the course of the next three days, management of the Company, Lazard Freres, and First Boston negotiated with KKR and Morgan Stanley & Co., KKR's investment banker, particularly with respect to KKR's willingness to pursue an offer to acquire the entire Company.

     On September 7, 1994, the Board met to consider both management's Proposed 1994 Restructuring Plan and the KKR proposal that had resulted from the negotiations upon the understanding that these were the two viable alternatives available to the Company. During the meeting, management again reviewed for the directors the principal elements of the Proposed 1994 Restructuring Plan. Management then summarized the KKR proposal. Responding to the Company's request for an offer that could be made for all of the Shares, KKR proposed to acquire 100% of the Shares at $13.50 per share, payable in Holdings Common Stock, through an exchange offer for all of the Shares followed by a merger in which any Shares remaining outstanding would receive the same consideration that had been paid in the exchange offer. Under New Jersey law, such a merger would require the affirmative vote of 66 2/3% of the Company's outstanding shares. KKR's proposal was contingent upon the Company agreeing to enter into a conditional purchase/stock option agreement for up to approximately 28,138,000 Shares, payable in Holdings Common Stock, at $11 per share. In addition, the KKR proposal contemplated certain fees and reimbursements for KKR on terms to be negotiated. Finally, KKR proposed that it would be entitled to representation on the Board proportionate to its ownership, subject to a minimum of 40% representation if it acquired 28,138,000 Shares (approximately 19.9% of the total then outstanding Shares) pursuant to the exercise of its option or otherwise. The proposal was contingent on completion of due diligence, and the exchange offer would be contingent on certain waivers being obtained under the Company's credit facilities. The proposal was not otherwise subject to financing. Both the Board and its advisors believed that KKR intended to keep current management, to offer management an opportunity to obtain an equity interest in the surviving enterprise and to restructure the Company. However, the Board was advised that KKR had no substantive discussions of these matters, had made no commitments to management and had made no decision with respect to the precise nature of its restructuring plan. Management advised the Board that it understood that any decisions by KKR would be made only after it had completed a thorough analysis of the Company.

     In reporting to the Board on the negotiations, the Company's representatives indicated that they wished to ensure that, in the event of a competing transaction proposal, KKR would not be able both to profit on the conditional purchase/stock option agreement and to obtain a "topping" fee. KKR had not yet agreed to that point. The representatives also reported to the Board that the Company had requested that KKR provide some post-transaction guarantee of the price level of the Holdings Common Stock that would be issued to the Company's shareholders in the exchange offer. However, these representatives indicated that it appeared that while KKR had stated that it would negotiate a "collar" of approximately 10% around the trading price for Holdings Common Stock at the time the transaction was announced to protect the value that the Company's shareholders would receive in the exchange offer, KKR had refused to consider any post-exchange offer guarantee of the trading value of Holdings Common Stock. The representatives said that they would press for a wider collar on the Holdings Common Stock price but that they did not believe that a post-transaction guarantee would be achievable in the negotiations. The representatives indicated that they were seeking to reduce as much as possible the fees requested by KKR.

     Although the Board thought that the $13.50 per share price then offered was too low and that certain of the other terms proposed by KKR were not acceptable, the Board instructed the Company's negotiators to go back to KKR to seek to improve the price and to seek to negotiate satisfactory arrangements with respect to the other terms of the transaction. The Board took this action in the belief that a satisfactory proposal could be elicited from KKR. The Board considered that such a proposal would offer the shareholders of the Company a premium for their Shares in the form of a highly liquid security, which presented its own risks and opportunities. At the same time, the Board noted that while the Proposed 1994 Restructuring Plan was designed to improve the Company's operating results and reduce its debt, it nonetheless had significantly lower earnings projections than previous restructuring plans and that it entailed significant risks to the equity value of the Company. These risks included, in particular, the consequences of having substantial negative net worth, the possibility of a credit rating downgrade and, if results of operations and divestiture proceeds were not realized as planned, the risk of further deterioration in the Company's financial condition. The Board also considered the risk that the announcement of the Proposed 1994 Restructuring Plan would have a negative effect on the trading price for the Shares, thereby implicitly increasing the premium inherent in a transaction with KKR. The Board took into account the fact that the previous restructuring attempts by the Company had fallen short of their goals. The Board adjourned the meeting in order to permit the Company's negotiators to proceed.

     In negotiations on September 7 and 8, 1994, KKR indicated that it would be willing to increase its offer price to $14.25 per Share, and that the collar would be approximately 13%, depending on the price of Holdings Common Stock on the day that the transaction was announced. KKR also accepted the Company's position that KKR not profit as a result of exercising the option in circumstances where KKR had received a topping fee, and agreed that it would receive a 33 1/3% representation on the Board as a minimum if it purchased 28,138,000 Shares, or approximately 19.9% of the outstanding Shares, pursuant to exercise of the option. KKR insisted on the payment of (1) a $20 million initial fee, (2) a $50 million topping fee, against which the initial fee would be credited, and (3) expense reimbursement of up to $15 million. The September 7, 1994 Board meeting reconvened on September 9, 1994. Mr. Shames said that he believed that the Proposed 1994 Restructuring Plan could be accomplished and was a better alternative for the Company. In that regard, Mr. Shames stated he believed that it was the wrong time to sell the Company because successfully pursuing the Proposed 1994 Restructuring Plan would result, over time, in greater value for shareholders than that reflected in the KKR proposal. Nonetheless, after careful consideration of all the factors before it, the Board voted to authorize management to proceed to negotiate agreements with KKR on the terms outlined, to complete the Company's due diligence investigation of Holdings, and to permit KKR to complete its due diligence of the Company. Mr. Shames abstained from the vote of the Board.

     At a special meeting held by the Board on September 11, 1994, the Board authorized the Company to enter into an agreement-in-principle with the Partnership. The Letter of Intent expressed the intent of the parties to negotiate a definitive merger agreement on substantially the terms already described to the Board. KKR had also requested a condition in the merger agreement dealing with the refinancing of the Company's debt because, as a result of its due diligence and in anticipation of costs related to the proposed transactions, KKR believed that the Company's bank credit facilities should be increased to provide a cushion for working capital needs and their maturities extended. It was agreed that this condition would be limited to terms to be set forth in the merger agreement. The Letter of Intent also provided for the payment of the $20 million Initial Fee to KKR (which was subsequently paid) and, in consideration of the Letter of Intent and such Initial Fee, KKR agreed that, if for any reason no merger agreement was entered into, KKR would be required to purchase 28,138,000 Shares for $11 per share, payable in Holdings Common Stock, providing the Company with a saleable asset of over $300 million that could be used to reduce debt or for other purposes. The Letter of Intent also provided for the payment of the $50 million topping fee (reduced by the Initial Fee) in the event that, during the pendency of the Letter of Intent, a third party made a Transaction Proposal which was subsequently consummated.

     The Letter of Intent was announced on September 12, 1994 and the parties proceeded to negotiate definitive agreements. Following the announcement on September 12, 1994 that the Company had entered into the Letter of Intent with the Partnership, Japonica wrote again to the Company, reiterating its interest in acting as a "proactive white knight." The Company responded with a letter to Japonica indicating that the Board was prepared to explore all serious, substantive proposals with a view to maximizing the value of the Shares. The Company noted that none of Japonica's communications had contained any actual proposal, but it indicated that if Japonica had a proposal that it believed would maximize shareholder value and that could be effected, Japonica should contact Lazard Freres, who would arrange a meeting.

     On September 15, 1994, Japonica wrote again to the Company demanding that the Company forward to Japonica all material and information provided to other potential bidders, including KKR. In response, the Company wrote to Japonica the next day indicating once more that, although none of its communications had yet included any concrete proposal or provided the information regarding financing that the Company had requested, the Board remained willing to explore all serious substantive proposals. In response to Japonica's request for information that had been provided to other bidders, the Company enclosed a form of confidentiality agreement, already executed by the Company, for Japonica's signature. The confidentiality agreement did not contain any "stand-still" provisions. Japonica has never executed and delivered the confidentiality agreement.

     On September 19, 1994, the Company offered to meet with Japonica and to make available to it certain senior members of management and the Company's legal and financial advisors on the assumption that, in view of its persistence, Japonica must have believed that it had a proposal to maximize shareholder value that could be effectuated. A meeting was arranged for September 21, 1994. At the meeting, Japonica indicated that it did not wish to sign the confidentiality agreement. Japonica presented a "Letter of Continuing Interest" with regard to the Company and attached to it certain materials with respect to its "Dynamic Tension(TM)" management philosophy. Although the Letter of Continuing Interest contained various nonspecific suggestions with respect to the Company, it did not contain, and upon questioning by representatives of the Company and its advisors, Japonica did not make, any proposal for the Company. Japonica also refused to provide any information with respect to its financing resources. The Company indicated that it would consider any credible proposal that Japonica chose to make, and, subject to execution of the confidentiality agreement, provide appropriate confidential information.

     On September 22, 1994, the Board convened to consider the Merger Agreement and the Conditional Purchase/Option Agreement which had been negotiated with KKR. For a description of the Merger Agreement and the Conditional Purchase/Option Agreement, see Item 3 of this Schedule. At the meeting, the Board reviewed in detail the proposed terms of the transaction. The Board received an updated report on the Company's results of operations and financial condition. The Board also reviewed investor reaction to the announcement of the Letter of Intent, the correspondence and meeting with Japonica, the due diligence that had been performed on Holdings, the presentations of Lazard Freres and First Boston and the fairness opinions delivered by Lazard Freres and First Boston.

     At the September 22, 1994 Board meeting, the Board, with Mr. Shames abstaining, voted to approve the Merger Agreement and the Conditional Purchase/Option Agreement and the transactions contemplated thereby, to recommend to the shareholders of the Company that they accept the Exchange Offer, that they tender their Shares to Purchaser and that, if required by applicable law, they approve and adopt the Merger Agreement. Mr. Shames repeated the views he expressed on September 9, 1994 and stated that he was also abstaining because he felt a conflict arising from the issue of his future involvement in the Company (although he stated that he had no agreements with KKR).

     The Board further authorized a press release relating to the Merger Agreement and the Conditional Purchase/Option Agreement, and a letter to be sent to Japonica, following the execution of the Merger Agreement and the Conditional Purchase/Option Agreement, indicating that the Company's agreements with the Partnership do not preclude the Board's consideration of a proposal by Japonica, and that the Board is interested in obtaining the best possible transaction for the Company's shareholders and should Japonica decide to make a substantive proposal, the Board is prepared to work with Japonica to that end. The Board indicated that if Japonica chose to submit a proposal, it should specify the means and sources of financing. The letter noted that Japonica had failed to provide information as to its ability to finance the type of transactions it had referred to even though the Board had been requesting that information for several months.

     After the Board meeting, the Company and KKR finalized the details of the Merger Agreement and the Conditional Purchase/Option Agreement and on September 23, 1994, the Company, Purchaser and the Partnership entered into the Merger Agreement and the Conditional Purchase/Option Agreement. The terms of the transactions were announced in a joint press release issued on September 23, 1994.

     Events Subsequent to Announcement of the KKR Transaction. Subsequent to the announcement of the Merger Agreement, Japonica wrote to Mr. Tasco, on September 27, 1994, requesting, among other things, that the Company not sell any more assets. On October 5, 1994, a representative of Japonica wrote to a representative of the Company that Japonica "is currently working on a proposal which it anticipates forwarding to Borden in a timely manner." On October 18, 1994, Japonica again wrote to the Board stating that it was "in the process of preparing a detailed proposal for the Company." To date, no such proposal has been received. An additional party, who had expressed an interest in a possible transaction with the Company following the September 23rd announcement and who, to the Company's knowledge, was not affiliated with

Japonica, executed a confidentiality agreement with the Company and met with representatives of the Company but, subsequently, indicated it was only interested in transactions involving the Company's food business or parts thereof. The Company has been approached by other parties following the September 23rd announcement, but none has executed a confidentiality agreement or made any proposal. The Company may have additional discussions with these or other parties, see Item 7.

     At the regularly-scheduled meeting of the Board on October 25, 1994, management reported on the third quarter results of the Company and projections for the remainder of the fiscal year. In the third quarter of 1994, the Company reported a net loss of $130.5 million or $.92 per share, including pre tax charges of $181.2 million. This pretax charge includes an accrual of $52.2 million for the transaction fees and expenses, of which $20 million has been paid to KKR to date. Management stated that the Company's dairy operations continued to post a wide loss, that profits of its pasta products were falling short of expectations, and that the Company's food businesses overall were progressing more slowly than desired. In light of the above, management advised the Board that it was revising its estimate for earnings per share for 1994 to $.38 per share (before special charges), from the $.50 per share projection which had been reported to the Board in August. The Board considered the implications of the Company's performance and of the revised projections for the transaction with KKR.

     On October 28, 1994, Nabisco Holdings Corp. ("Nabisco"), a wholly-owned subsidiary of Holdings, filed a registration statement with the Commission for the proposed offering of between 17.4% and 19.5% of Nabisco's common equity. The Company and its advisors were apprised of Nabisco's intentions immediately prior to the public announcement of the filing of such registration statement.

     On November 14, 1994, prior to the mailing of this Schedule 14D-9, the Board met and approved the Amendment changing the end of the Valuation Period for the Exchange Ratio (see Item 2) as a result of comments received from the Commission. The Amendment provides that the ten day Valuation Period will now end immediately prior to the tenth business day prior to the Expiration Date, as defined in the Merger Agreement, for the Exchange Offer, instead of the two business days provided in the original Merger Agreement. In connection with this amendment, the Board received confirmation from Lazard Freres and First Boston that the change to the Merger Agreement did not affect the opinions dated September 22, 1994 and delivered to the Board. (See Annexes A and B.) In addition, at this meeting, the Board reviewed with its advisors progress on the transactions contemplated by the Merger Agreement and the Conditional Purchase/Option Agreement, reviewed the Exchange Offer and this Schedule 14D-9, reviewed events subsequent to the execution of the Merger Agreement, including the proposed public offering by Nabisco and related transactions and the effect of such announcement on the price of Holdings Common Stock, and ratified its recommendation that the Company's shareholders accept the Exchange Offer, tender their Shares to the Purchaser under the Exchange Offer, and, if required by applicable law, approve and adopt the Merger Agreement and the transactions contemplated thereby.

REASONS FOR THE EXCHANGE OFFER AND MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY

     The Board has determined that the Merger Agreement and the Conditional Purchase/Option Agreement and the transactions contemplated thereby, including the Exchange Offer and Merger, taken together, are fair to the shareholders of the Company and recommends that holders of Shares accept the Exchange Offer, tender their Shares thereunder to the Purchaser and, if required by applicable law, approve and adopt the Merger Agreement. This determination and recommendation was made by the entire Board at its meeting on September 22, 1994, with Mr. Shames, the Company's Chief Executive Officer, abstaining.

     As described above under "-- Background," the Board was confronted with two realistic choices: to approve the Proposed 1994 Restructuring Plan or to authorize the Company to enter into the Merger Agreement. The Board's decision to enter into the Merger Agreement was based, in large part, upon balancing the risks and opportunities of the Proposed 1994 Restructuring Plan recommended by management against the risks and benefits of the Merger Agreement. On the one hand, the Board considered the Proposed 1994

Restructuring Plan to involve risk to the equity value of the Company in the short run and, if the restructuring were to be unsuccessful, a substantial future risk. On the other hand, although the Merger Agreement offers all shareholders the opportunity to receive a premium for their Shares, because the form of consideration to be paid to shareholders is Holdings Common Stock, the Board took into account the risk to the Holdings Common Stock because of tobacco developments (including litigation, legislation and governmental regulation) that the Board recognized were not determinable. In balancing the two alternatives, the Board determined that the transactions contemplated by the Merger Agreement were the less risky and preferable alternative.

     THE RECOMMENDATION BY THE BOARD THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE EXCHANGE OFFER AND TENDER THEIR SHARES IS NOT, AND SHOULD NOT BE CONSIDERED TO BE, A RECOMMENDATION THAT THE COMPANY'S SHAREHOLDERS CONTINUE TO OWN OR, ALTERNATIVELY, MAKE A DECISION TO SELL THE HOLDINGS COMMON STOCK ACQUIRED BY SUCH HOLDERS AS A RESULT OF THE EXCHANGE OFFER OR THE MERGER.

     In its deliberations, the Board considered a number of factors including, without limitation, the following which includes all of the factors the Board considered material:

          1. The Board's knowledge of the business, operations, properties, assets, financial condition, operating results and prospects of the Company, including, in particular, its close monitoring of the adoption and implementation of the 1993 Restructuring Plan, and the failure of that plan to attain its goals (see "-- Background" for a description of the 1993 Restructuring Plan);

          2. The Board's knowledge and judgments as to the results of the Company's restructurings in 1989, 1991 and 1992, and their failure to achieve the anticipated results;

          3. The Board's judgment as to the future prospects of the Company in light of management's Proposed 1994 Restructuring Plan (see "-- Background" for a description of the Proposed 1994 Restructuring Plan), which the Board viewed as posing significant risks for the equity value of the Company including that it would result in the Company having a substantial negative net worth; that it would require the sale of some of the Company's profitable businesses; that there were risks inherent in selling such businesses and attendant uncertainties as to what prices could be realized; and that the proposed restructuring would still leave the Company highly leveraged with a significant amount of indebtedness even after application of the proceeds from the sales of the businesses. The Board considered that the projected earnings for the Company following implementation of the proposed restructuring would not, based upon the advice of Lazard Freres, even if such earnings projections were met, likely result in an implied stock price on an undiscounted basis (calculated by multiplying leading earnings per share amounts by assumed multiples) exceeding $14.25 until 1997, using a multiple of 13 or until mid-1996, using a multiple of 16;

          4. The view expressed by the Company's Chief Executive Officer that the Proposed 1994 Restructuring Plan could be accomplished and that it was a better alternative for the Company (see "-- Background");

          5. The oral and written presentations of First Boston and Lazard Freres and the opinions of First Boston and Lazard Freres that, as of September 22, 1994, the consideration to be received by the shareholders of the Company (other than KKR and its affiliates) in the Exchange Offer and the Merger is fair to such shareholders from a financial point of view. These opinions were based on drafts of the Merger Agreement and the Conditional Purchase/Option Agreement and were subsequently reconfirmed in writing upon the financial advisors' review of the definitive agreements. Such opinions, which are subject to limitations, qualifications and assumptions, including those relating to the absence of adverse future developments in Holdings' tobacco business, are filed as exhibits to this
     Schedule 14D-9 and should be read in their entirety;

          6. The terms and conditions of the Merger Agreement and the Conditional Purchase/Option Agreement; the Board considered in particular the "no-solicitation" provision of the Merger Agreement, the fees and expense reimbursements payable to KKR (which could require payments of up to

     $65 million in the aggregate and which provisions were negotiated at arms' length between the parties) and the termination provisions of the Merger Agreement and concluded that the terms of the Merger Agreement and the Conditional Purchase/Option Agreement would not preclude the Board from considering alternative transaction proposals for the Company;

          7. Possible alternatives to the Exchange Offer and the Merger, including continuing to operate the Company as an independent public company, approving the further restructuring proposed by the Company's management, or liquidating the Company, as well as a range of potential values to the Company's shareholders associated with such alternatives determined with the assistance of the Company's financial advisors, the timing of effectuating such alternatives and the likelihood of achieving those values;

          8. Information concerning the business, financial condition and results of operations of Holdings, including a discussion by the Company's management and advisors regarding the due diligence investigation of Holdings undertaken on the Board's behalf; in that connection the Board took into account that the impact on Holdings from litigation (including pending and future matters as well as class action litigation), legislation (pending and future) and governmental regulation (present and future) involving tobacco products was unknowable and could be devastating with respect to the value of Holdings Common Stock;

          9. The historical market prices of the Shares and the Holdings Common Stock;

          10. The fact that the consideration to be received by the Company's shareholders in the Exchange Offer and the Merger represented a premium over the trading price of the Shares prior to the announcement of the Letter of Intent. In this regard, the Board considered the risk that announcement of the Proposed 1994 Restructuring Plan might negatively impact the trading price of the Shares;

          11. The fact that the consideration to be received by shareholders of the Company in the Exchange Offer and the Merger will consist of equity securities of Holdings, a widely followed, publicly traded company, affording them a significant degree of liquidity should the Company's shareholders determine to sell Shares of Holdings Common Stock acquired in the Exchange Offer or the Merger;

          12. The fact that the Exchange Offer is for all of the outstanding Shares and holders of Shares have the right to choose whether or not to exchange their shares in the Exchange Offer;

          13. The taxable nature of the transaction (as opposed to a transaction that would be tax-free), recognizing that shareholders of the Company subject to taxation whose basis in the Shares was less than $14.25 would be required to pay taxes even though they would receive no cash proceeds in the transaction.

          14. The correspondence from, and the results of, the discussions and the meeting with Japonica and its representatives, the fact that no specific transaction was proposed by Japonica, that Japonica would provide no information with respect to its potential sources of financing and that the Merger Agreement does not, in the Board's judgment, preclude consideration by the Board of any proposal made by Japonica or any other party; and

          15. The fact that the efforts to sell the Company in late 1993 were not successful and that despite the public disclosure that the Company was considering a number of alternatives for the Company, including the possible sale or merger of the Company, no third party contacted the Company subsequent to such announcement and prior to the execution of the Merger Agreement except the Partnership and Japonica and only the Partnership made a proposal to acquire the Company (see "-- Background").

     In reaching the conclusion that the holders of Shares will receive fair value in the Exchange Offer and the Merger in Holdings Common Stock, the Company's Board considered the opinions of its financial advisors (which are Annexes A and B hereto, and are further described under "-- Opinions of Financial Advisors"), its knowledge of the Company's businesses and discussions with the Company's management and the Company's and Board's financial advisors of their views concerning the businesses, financial condition and prospects of Holdings. The Board, with the assistance of the Company's financial advisors, also considered recent and current market prices of Holdings Common Stock, on which the Exchange Ratio for the Exchange Offer and the Merger was based. The board recognized that if KKR and its affiliates acquire more than 51% of Borden, the financial advisors would be entitled to aggregate fees equal to $20,000,000 which the Board believed to be reasonable for complex transactions of this type and appropriate in light of the services provided by such financial advisors to the Board and Company.

     As noted in the second paragraph of "-- Reasons for the Exchange Offer and Merger; Recommendation of the Board of Directors of the Company" and in paragraph 8 above, the Board gave considerable weight to tobacco-related considerations in weighing the risks and benefits of the Merger Agreement against the risks and benefits of a fifth restructuring of the Company. As described in paragraph 8 above, members of the Company's senior management and advisors undertook a due diligence investigation of Holdings, including these matters, with members of Holdings' senior management. The Board also reviewed the statements in Holdings' recent public filings with respect to these matters. The Board was advised that Holdings' disclosures with respect to these matters in due diligence sessions with the Company's management and advisors were consistent with the statements made in such public filings. Holdings advised the Company that its due diligence access and investigation with respect to these matters was at least equal to the access and investigation of any other third party that had conducted due diligence of Holdings recently, including lenders and underwriters of publicly issued securities. The Board determined that, following its review of due diligence with respect to these matters as discussed above, which included discussions with the Company's management and advisors, evaluation of these matters was a matter of judgment and that the impact on Holdings from litigation (including pending and future matters as well as class action litigation), legislation (pending and future) and governmental regulation (present and future) involving tobacco products was unknowable and, therefore, not capable of being determined by any expert. Although the Board did not seek additional expert opinions regarding tobacco liability, for this reason, the Board accepted the opinions of its financial advisors recognizing that such opinions specifically excluded the effects of future developments in Holdings' tobacco business in light of such advisors' statements, contained in their opinions, that they "are not in a position to make an independent evaluation" of such matters. Given the nature of these matters (see "Significant
Considerations -- Information Concerning Holdings -- Tobacco-Related Considerations"), the Board considered that the impact of such matters could be devastating with respect to the value of the Holdings Common Stock. On the other hand, the Board, as noted in paragraph 9 above, considered the historical market prices of Holdings Common Stock and noted that Holdings Common Stock is a liquid, well-followed security. After considering all of the factors described in this section (including the tobacco-related risks to Holdings Common Stock), the Board determined to enter into the Merger Agreement.

     Prior to the commencement of the Exchange Offer, the Board reviewed developments since September 22, 1994, including the Company's financial performance, contacts from third parties and Nabisco's proposed public offering, and ratified the recommendation set forth above.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Exchange Offer and the Merger, the Board did not find it practicable to and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

OPINIONS OF FINANCIAL ADVISORS

     Opinion of Lazard Freres. Lazard Freres delivered its written opinion to the Board that, as of September 22, 1994, the consideration to be received by the shareholders of the Company (other than the Partnership, the Purchaser or any other subsidiary of the Partnership) in the Exchange Offer and the Merger is fair to such shareholders, from a financial point of view. The opinion of Lazard Freres has not been, and is not anticipated to be, updated.

     The full text of the written opinion of Lazard Freres, dated September 22, 1994, which sets forth the assumptions made, matters considered and the review undertaken with regard to such opinion, is attached as Annex A to this Schedule 14D-9. Lazard Freres' opinion is directed only to the fairness of the consideration to be received by the shareholders of the Company (other than the Partnership, the Purchaser or any other subsidiary of the Partnership) and does not address any other terms of any transaction involving the Company, the Partnership and its affiliates, including Holdings, or the Company's underlying business decision to effect the transaction with the Partnership. Lazard Freres' opinion was delivered for the information of the Board and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender Shares in the Exchange Offer or as to how such shareholder should vote at any meeting of the Company's shareholders called to consider the Merger. The summary of the opinion of Lazard Freres set forth below is qualified in its entirety by reference to the full text of the opinion. The Company's shareholders are urged to read this opinion in its entirety.

     In rendering its opinion, Lazard Freres, among other things, (i) reviewed the terms and conditions of a draft of each of the Merger Agreement, the Conditional Purchase/Option Agreement and the financial terms of the transactions as set forth therein; (ii) analyzed historical business and financial information relating to the Company and Holdings, including certain public filings of each of the Company and Holdings; (iii) reviewed certain financial forecasts and other data provided by the Company and each of Holdings and the Partnership relating to the businesses of the Company and Holdings, respectively, including the most recent business plan for the Company prepared by the Company's senior management, the Proposed 1994 Restructuring Plan; (iv) conducted discussions with members of the senior managements of the Company and each of Holdings and the Partnership with respect to the businesses and prospects of the Company and Holdings, respectively, and the strategic objectives of each; (v) reviewed public information with respect to certain other companies in lines of businesses believed by Lazard Freres to be generally comparable, in whole or in part, to the businesses of the Company and Holdings, and reviewed the financial terms of certain other business combinations that have recently been effected; (vi) reviewed the historical stock prices and trading volumes of Company Common Stock and Holdings Common Stock; and (vii) conducted such other financial studies, analyses and investigations as Lazard Freres deemed appropriate. The foregoing factors represent all of the material factors considered by Lazard Freres.

     In connection with its review, Lazard Freres relied upon the accuracy and completeness of the financial and other information concerning the Company and Holdings that had been received by Lazard Freres and did not assume any responsibility for independent verification of such information or any independent valuation or appraisal of any of the assets of the Company or Holdings, nor did Lazard Freres receive any such appraisals. With respect to the financial forecasts, Lazard Freres assumed that they had been reasonably prepared on the bases reflecting the best currently available estimates and judgments of management of the Company and Holdings as to the future financial performance of the Company and Holdings, respectively. Lazard Freres assumed no responsibility for and expressed no view as to such forecasts or the assumptions upon which they were based. Lazard Freres' opinion stated that it was based on economic, monetary, market and other conditions as in effect on, and information made available to it as of, the date of the opinion.

     In giving the opinion, Lazard Freres noted that it was not in a position to make an independent evaluation of certain matters described below (which involve an assessment of legal, legislative and regulatory contingencies that is beyond the area of Lazard Freres' professional experties) and thus, with the concurrence of the Board, Lazard Freres assumed, for purposes of the opinion, that no material adverse effect on Holdings or on the trading value of Holdings' Common Stock would result from (x) the proposal, enactment or adoption after September 22, 1994 of any laws or regulations (including the imposition of additional taxes on the manufacture, sale or distribution of tobacco products) by any federal, state, local or other jurisdiction or any governmental or regulatory body or agency thereunder relating to, arising out of, or otherwise affecting the tobacco industry, including, without limitation, the manufacture, sale, distribution or use of tobacco products, or (y) any judicial or administrative proceeding initiated or decided after September 22, 1994, including any civil or criminal litigation or arbitration, relating to, arising out of or otherwise involving or affecting Holdings, the tobacco industry, or any other company engaged in said industry, including, without limitation, the manufacture, sale, distribution or use of tobacco products. Lazard Freres advised the Board that Lazard Freres was not assuming any responsibility for or expressing any view with respect to the matters described in the preceding sentence.

     Lazard Freres assumed that the transactions described in the draft Merger Agreement and draft Conditional Purchase/Option Agreement referred to above would be identical in all material respects to the Merger Agreement and the Conditional Purchase/Option Agreement, respectively, that the transactions would be consummated on terms described in the draft Merger Agreement, without any waiver of any terms or conditions by the Company and that obtaining the necessary regulatory approvals for such transactions would not have an adverse affect on Holdings or on the trading of the Holdings Common Stock. Lazard Freres has since advised the Board that the changes incorporated in the Merger Agreement, including the Amendment and the Conditional Purchase/Option Agreement from the drafts made available to Lazard Freres on which the opinion was based, would not have affected Lazard Freres' ability to deliver its opinion set forth therein. In its analyses, Lazard Freres did not consider the proposed public offering of between 17.9% and 19.5% of Nabisco, since the proposed offering was not publicly filed until October 28, 1994.

     The following is a brief summary of the analyses performed by Lazard Freres in connection with rendering its opinion as to the fairness of the consideration to be received by the shareholders of the Company (other than the Partnership, the Purchaser or any other subsidiary of the Partnership) from a financial point of view and discussed with the Board at its meeting on September 22, 1994.

     The financial analyses used by Lazard Freres in arriving at its opinion included: (i) a "has-gets" comparison, which compared the various characteristics, including dividend payments and earnings per share data, of a Company Share with the characteristics of shares of Holdings Common Stock to be received in the Exchange Offer or the Merger at exchange ratios within the range provided for in the Merger Agreement; (ii) valuation analyses, which consisted of (w) discounting to the present value potential future trading values of Company's Common Stock under the Proposed 1994 Restructuring Plan, (x) discounting to the present value projected cash flow forecasted by the Company's management to be derived under the Proposed 1994 Restructuring Plan, (y) discounting to the present value potential proceeds that might have been obtained from implementation of the Proposed 1994 Restructuring Plan for a period of time, followed by the tax-free distribution to the Company's shareholders of its non-food business segment and the tax-free disposition of the Company's food business segment and (z) valuing the proceeds on an after-tax basis that might have been obtained from divestitures of the Company's business units; (iii) comparable company trading analyses, which consisted of comparing financial, market and operating performances of selected publicly traded companies to business segments of the Company; and (iv) comparable transaction analyses, which consisted of reviewing financial aspects of selected acquisitions of assets or businesses comparable to those of the Company.

     The material portions of the foregoing analyses (which are all of the material valuation methodologies performed by Lazard Freres) are summarized in more detail below.

  Has-Gets Comparison

     Lazard Freres compared the various characteristics, including dividend payments and earnings per share data, of a share of Company Common Stock with the characteristics of shares of Holdings Common Stock to be received in the Exchange Offer or the Merger, assuming a price of Holdings Common Stock in the range of $6 to $8, which represents the exchange value of Holdings Common Stock within the collar. Lazard Freres noted that the Company's shareholders would be receiving a premium of 22.6% over the closing price of a share of Company Common Stock on September 9, 1994, and a premium of 19.2% over the average price of a share of Company Common Stock during the period from August 9, 1994 to September 9, 1994.

     Lazard Freres also presented the Board with information concerning the historical trading prices of the Company Common Stock which indicated that for part of the 12-month period preceding September 9, 1994, the Company Common Stock traded at market prices higher than $14.25, although in the six-month period preceding September 9, 1994, the Company Common Stock generally traded at market prices less than $14.25.

  Valuations of Alternative Scenarios

     Lazard Freres also analyzed the Company's possible value under four alternative scenarios. These scenarios included (i) a discounted present value analysis of the potential future public market trading values of Company Common Stock based upon management's earnings per share forecast under the Proposed 1994 Restructuring Plan; (ii) a discounted unleveraged cash flow analysis based upon unleveraged cash flow projected under the Proposed 1994 Restructuring Plan through 1998 plus terminal values based on projected 1998 earnings before interest, taxes and amortization ("EBITA") under the Plan; (iii) a valuation analysis assuming that the Proposed 1994 Restructuring Plan is implemented through December 31, 1995 and, on January 1, 1996, a tax-free distribution of the non-food business segment to the Company's shareholders, as well as a tax-free disposition of the food business segment, are consummated; and (iv) an after-tax breakup analysis. These alternative valuation scenarios are described below.

  Discounted Value -- Proposed 1994 Restructuring Plan

     Lazard Freres analyzed the potential future public market trading values of the Company suggested by management's earnings per share forecasts under the Proposed 1994 Restructuring Plan, applying at the beginning of each year multiples of 13 to 16 times the forecasted earnings per share for that year, and discounting the result at a 13.7% annual discount rate. This analysis, which was conducted for the 1995 through 1998 earnings per share forecast, generated per share present values of potential future trading values ranging from $9.60 to $13.61.

  Unleveraged Discounted Cash Flow Analysis

     Lazard Freres' unleveraged discounted cash flow analysis was based upon the financial information for each of the Company's major business units forecast by management to be derived under the Proposed 1994 Restructuring Plan. Lazard Freres calculated a range of the net present values of the projected unleveraged free cash flows in the forecast, using various discount rates reflecting a weighted average cost of capital in the range of 10% to 12%, of $894 million to $932 million. Lazard Freres also calculated a range of terminal values for the Company by multiplying projected EBITA for 1998 by a range of exit multiples from 9.5 to 10.5 and discounting the result to present value using the same discount rates. The net present value of projected free cash flow, when combined with the terminal values, yielded a total enterprise value in the range of $3.416 billion to $3.929 billion. In order to derive total equity value and the equity value per share of the Company, Lazard Freres subtracted from the total enterprise value the estimated net debt and other liabilities forecasted under the Proposed 1994 Restructuring Plan at December 31, 1994 to yield a total equity value range of $1.646 billion to $2.158 billion, or a per share equity value in the range of $11.64 to $15.26.

  1996 Tax-free Distribution/Sale

     In analyzing the possible value of the Company assuming a tax-free distribution of the non-food business segment and concurrent tax-free disposition of the food business segment as of January 1, 1996, Lazard Freres established a range of potential per share public trading values for the Company's non-food business segment as of January 1, 1996, as well as a range of aggregate sales valuations for each of the Company's food business segments. This analysis yielded a value range per share, discounted to January 1, 1995, at a 13.7% annual discount rate, of $10.40 to $15.09.

  After-tax Breakup Analysis

     Lazard Freres also analyzed the Company's possible value under an after-tax breakup analysis, assuming that its businesses are sold in separate taxable transactions. In determining such possible values, Lazard Freres deducted potential tax payments from the reference valuation range for each of the business units, assuming a tax rate of 38%. For purposes of this analysis, Lazard Freres relied upon tax data (including as to basis) provided by the Company. This analysis yielded a valuation range of $7.64 to $12.87 per share.

  Comparable Company Trading Analysis

     Lazard Freres selected other publicly traded companies whose lines of business made them, in Lazard Freres' judgment, comparable to the Company (the "Comparable Group"). Using publicly available financial data for historical periods, as well as publicly available financial data estimates for 1994 and 1995, Lazard Freres determined the relationship for the companies in the Comparable Group between their then current price per share and earnings per share ("P/E Ratio"), as well as between aggregate valuation ("AV") and earnings before interest, taxes, depreciation and amortization ("EBITDA") ("AV/EBITDA Ratio"), EBITA ("AV/EBITA Ratio") and earnings before interest and taxes ("EBIT") ("AV/EBIT Ratio"). Lazard Freres also performed similar analyses for the Company based upon the multiples implied by a transaction value estimated at $14.25 per share in relation to the actual results through June 1994 (the "12 Month Actual Period"), and estimated results for the years ended 1994 and 1995 (the "1994 and 1995 Periods") forecasted under the Proposed 1994 Restructuring Plan. These analyses generated an estimated 1994 and 1995 P/E Ratio for the Company of 30.3 and 19.0, respectively, as compared to the average, median, high and low 1994 P/E Ratios for the Comparable Group of 16.1, 15.9, 17.7 and 14.6, and the average, median, high and low 1995 P/E Ratios for the Comparable Group of 14.6, 14.3, 15.5 and 13.7. These analyses generated AV/EBITDA Ratios for the Company for the 12 Month Actual Period and the 1994 and 1995 Periods of 13.2, 10.2 and 8.4, respectively, as compared to the average, median, high and low AV/EBITDA Ratios for the Comparable Group of 8.3, 8.4, 9.2 and 5.8 for the 12 Month Actual Period of 8.0, 8.0, 9.0 and 7.2 for the 1994 Period and of 7.5, 7.4, 8.4 and 7.0 for the 1995 Period. These analyses also generated AV/EBITDA Ratios for the Company for the 12 Month Actual Period, and the 1994 and 1995 Periods, of 30.0, 13.1 and 10.5, respectively, as compared to the average, median, high and low AV/EBITDA Ratios for the Comparable Group of 10.3, 10.4, 11.3 and 7.6 for the 12 Month Actual Period, of 9.8, 9.7, 10.7 and
8.9 for the 1994 Period, and of 9.2, 9.1, 9.7 and 8.7 for the 1995 Period. These analyses also generated AV/EBIT Ratios for the Company for the 12 Month Actual Period, and the 1994 and 1995 Periods, of 41.0, 14.0 and 11.0, respectively, as compared to the average, median, high and low AV/EBIT Ratios for the Comparable Group of 10.7, 10.9, 11.7 and 8.0 for the 12 Month Actual Period, of 10.1, 10.1,
10.9 and 9.3 for the 1994 Period and of 9.5, 9.6, 10.1 and 9.0 for the 1995
Period. The Comparable Companies examined in Lazard Freres analysis included Campbell Soup Company; Conagra, Inc.; CPC International Inc.; General Mills, Inc.; H.J. Heinz Company; Hershey Foods Corporation; Kellogg Company; Pet Incorporated; The Quaker Oats Company; and Ralston Purina Company.

  Comparable Acquisition Analysis

     Lazard Freres reviewed acquisitions of companies and businesses similar to those of the Company over the past several years, and selected a number of those acquisitions which it believed were most comparable to a transaction involving the sale of the Company (the "Comparable Transactions"). Using publicly available information, Lazard Freres determined for the Comparable Transactions the relationship between the transaction price per target company share and the last 12 months earnings per target company share ("P/E Ratio") and book value per target company share ("P/BV Ratio"), as well as between the aggregate target company valuation and the last 12 months target company sales ("AV/Sales Ratio"), EBITDA ("AV/EBITDA Ratio") and EBIT ("AV/EBIT Ratio"). Lazard Freres also noted the premium of the transaction price over the target company price one month prior to the announcement of the transaction. Lazard Freres also performed similar analyses for the Company based upon an acquisition at $14.25 in relation to its actual results for the 12 months ended June 1994 and its forecasted results for fiscal 1994 on a pro forma basis as forecasted by the Proposed 1994 Restructuring Plan. These analyses generated an estimated P/E Ratio for the Company of 30.3 for the 12 months ended June 1994 as compared to the average, median, high and low P/E Ratios for the Comparable Transactions of 26.5, 25.9, 60.1 and 13.1, respectively. These analyses also generated a P/BV Ratio for the Company of 7.8 for the 1994 fiscal year, on a pro forma basis, as compared to the average, median, high and low P/BV Ratios for the Comparable Transactions of 8.1, 5.2, 37.6 and 1.4, respectively. These analyses also generated AV/Sales Ratios for the Company of 0.8 (actual to June 1994) and 1.1 (pro forma 1994), as compared to the average, median, high and low AV/Sales Ratios for the Comparable Transactions of 1.3, 1.1, 3.3 and 0.5, respectively. These analyses also generated AV/EBITDA Ratios for the Company of 13.2 (actual to June 1994) and 10.2 (pro forma 1994), as compared to the average, median, high and low AV/EBITDA Ratios for the Comparable Transactions of 9.8, 9.0, 17.5 and 6.1, respectively. These analyses also generated AV/EBIT Ratios for the Company of approximately 41.0 (actual to June 1994) and 14.0 (pro forma 1994), as compared to the average, median, high and low AV/EBIT Ratios for the Comparable Transactions of 13.8, 13.9, 20.9 and 7.9, respectively. Finally, this analysis reflected a premium over trading price one month prior to announcement for the Company of 17.5%, as compared to the average, median, high and low premium for the Comparable Transactions of 63.4%, 57.9%, 131.9% and 18.5%, respectively. The Comparable Transactions examined in Lazard Freres' analyses included: Sandoz Ltd./Gerber Products Company; Specialty Foods Acquisition Corporation/North American food business of Beledia N.V.; Tomkins plc/Ranks, Hovis, McDougall plc; Campbell Soup Company/Arnotts Ltd.; The Philip Morris Companies Inc./Freia Marabou A/S; Nestle S.A./Source Perrier Company; The Philip Morris Companies Inc./Suchard; Conagra, Inc./Beatrice Companies, Inc.; KKR/RJR Nabisco, Inc.; The Philip Morris Companies Inc./Kraft Inc.; Grand Metropolitan plc/The Pillsbury Companies Inc.; Nestle S.A./ Rowntree Company; KKR/Beatrice Companies, Inc.; The Philip Morris Companies Inc./General Foods Corporation; R.J. Reynolds Company/Nabisco, Inc.; and Nestle S.A./Carnation Company.

     In arriving at its written opinion and in discussing its opinion with the Board, Lazard Freres performed various financial analyses, portions of which are summarized above. The summary set forth above does not purport to be a complete description of Lazard Freres' analyses. Lazard Freres believes that its analyses and the summaries set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, could create an incomplete view of the process underlying the opinion. In performing its analyses, Lazard Freres made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or Holdings. Although, in connection with the delivery of its opinion, Lazard Freres also analyzed Holdings, Lazard Freres' opinion is not a valuation of Holdings and does not represent Lazard Freres' view as to what the value of the shares of Holdings Common Stock will be upon consummation of the Exchange Offer or the Merger. In giving its opinion as to the fairness of the consideration to be received by the shareholders of the Company, Lazard Freres derived a range of values for the Company Common Stock using the valuation analyses described above and compared them with $14.25, the trading value (determined pursuant to the Exchange Ratio at the time of the delivery of Lazard Freres' opinion) of the shares of Holdings Common Stock to be received as consideration in the Exchange Offer and the Merger. Lazard Freres reviewed Holdings' public filings with the Commission, reviewed publicly available analyst and other third party reports addressing Holdings and the Holdings Common Stock and held discussions with senior management of Holdings. Based solely on the foregoing, Lazard Freres determined that it was not aware of any material information relating to Holdings that was not publicly disclosed and thus concluded that the trading value (at the time of the delivery of Lazard Freres' opinion) of Holdings Common Stock, a liquid, well-followed security, reflected the market's reasonable assessment of its value. Because of the large aggregate amount of shares of Holdings Common Stock being issued to shareholders of the Company and other factors, such shares may trade at prices below those at which they would trade initially on a fully distributed basis. In addition, as described above, in its analyses, Lazard Freres assumed, with the Company's concurrence, the absence of certain future adverse developments affecting Holdings or the tobacco industry in general. The analyses performed by Lazard Freres are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect actual market valuations or trading ranges, which may vary significantly from amounts set forth above.

     Opinion of First Boston. On September 22, 1994, First Boston delivered its written opinion to the Board that, as of such date, the consideration to be received by the shareholders of the Company, other than KKR and its affiliates, in each of the Exchange Offer and the Merger was fair to such shareholders from a financial point of view. The opinion of First Boston has not been, and is not anticipated to be, updated. No limitations were imposed by the Board upon First Boston with respect to the investigations made or the procedures followed by it in rendering its opinion, except that First Boston was not requested to, and did not, solicit third party offers to acquire all or any part of the Company or participate in efforts other advisors may have made to solicit alternative offers.

     First Boston's opinion was directed only to the fairness of the consideration to be received by the shareholders of the Company, other than KKR and its affiliates, and did not address any other terms of any transaction involving the Company and KKR and its affiliates or the Company's underlying business decision to effect the transaction with the Partnership. First Boston's opinion was delivered for the information of the Board and does not constitute a recommendation to any Company shareholder as to whether such shareholder should tender Shares into the Exchange Offer or how such shareholder should vote at any meeting of Company shareholders called to consider the Merger.

     In arriving at its opinion, First Boston reviewed, among other things, the Letter of Intent, the Merger Agreement and the Conditional Purchase/Option Agreement, as well as certain publicly available business and financial information relating to each of the Company and Holdings. First Boston also considered certain financial and stock market data for each of the Company and Holdings and compared that data with similar data for other publicly held companies in businesses similar to those of the Company and Holdings, respectively, and considered the financial terms of certain other business combinations that have recently been effected. In addition, First Boston participated in discussions with the Company's management and with management of Holdings and representatives of KKR concerning the past and current operations, financial condition and prospects of each of the Company and Holdings, respectively, and considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant. The foregoing factors represent all of the material factors considered by First Boston.

     In connection with its review, First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to the financial forecasts, First Boston assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of each of the Company's and Holdings' managements as to the future financial performance of the Company and Holdings, respectively, and First Boston's opinion did not express any views as to such forecasts or the assumptions underlying such forecasts. First Boston also did not assume any responsibility for an independent evaluation or appraisal of the assets or liabilities of the Company or Holdings, nor was First Boston furnished with any such appraisals.

     In giving its opinion First Boston also assumed, with the Company's consent, that there will not be any material adverse effect on Holdings or on the trading value of the Holdings Common Stock as a result of or relating to (x) the proposal, enactment or adoption after September 22, 1994, of any laws or regulations (including the imposition of additional taxes on the manufacture, sale or distribution of tobacco products) by any federal, state, local or other jurisdiction or any governmental or regulatory body or agency thereunder relating to, arising out of, or otherwise affecting the tobacco industry, including without limitation the manufacture, sale, distribution or use of tobacco products, or (y) any judicial or administrative proceeding initiated or decided after September 22, 1994, including any civil or criminal litigation or arbitration relating to or arising out of or otherwise involving or affecting Holdings, the tobacco industry, or any other company engaged in said industry, including without limitation the manufacture, sale, distribution or use of tobacco products. First Boston advised the Board that First Boston was not in a position to make an independent evaluation of these matters (which involve an assessment of legal, legislative and regulatory contingencies that is beyond the area of First Boston's professional expertise) and assumed no responsibility for and expressed no view with respect to these matters.

     First Boston assumed that the transactions described in the draft Merger Agreement and draft Conditional Purchase/Option Agreement referred to above would be identical in all material respects to the Merger Agreement and the Conditional Purchase/Option Agreement, respectively. First Boston also assumed that the transactions contemplated by the Merger Agreement and the Conditional Purchase/Option Agreement would be consummated on the anticipated terms, without any waiver of terms or conditions by the Company and that obtaining necessary regulatory consents will not have an adverse effect on Holdings or the trading value of Holdings Common Stock. First Boston has since advised the Board that the changes incorporated in the Merger Agreement, including the Amendment, and the Conditional Purchase/Option Agreement from the drafts made available to First Boston on which the opinion was based, would not have affected First Boston's ability to deliver its opinion set forth herein.

     The full text of the opinion of First Boston dated September 22, 1994, which sets forth assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this Schedule 14D-9. Company shareholders are urged to read this opinion in its entirety. The summary of the opinion of First Boston set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

     The generally accepted financial analyses First Boston used in reaching its opinion included (i) discounted cash flow ("DCF") analyses, which consisted of discounting to present value the projected future free cash flows and terminal values of each of the Company's major business units on a business unit by business unit basis, (ii) comparable company trading analyses, which consisted of reviewing market statistics and financial and operating information in respect of selected publicly traded companies considered for comparability to the Company's major business units, (iii) comparable acquisition analyses, which consisted of reviewing operating statistics and purchase price information with respect to selected acquisitions of assets or businesses similar to those of the Company's major business units and (iv) a disaggregation analysis in which First Boston supplemented the other three analyses by taking into account tax costs related to the disposition in the short term of the Company's major business units. The material portions of these analyses (which are all of the material valuation methodologies performed by First Boston) are summarized below. In its analyses, First Boston did not consider the proposed public offering of between 17.9% and 19.5% of Nabisco, since the proposed offering was not publicly filed until October 28, 1994. To derive an implied equity reference range for the Company as a whole, First Boston used the analyses described in (i) through
(iii) above for each major business unit to obtain a reference range for each unit, totalled these reference ranges, and then subtracted debt and minority interests, pension underfunding and capitalized non-allocated administrative costs and added the present value of the benefit of net operating losses and excess cash.

  Discounted Cash Flow Analysis

     First Boston's DCF analysis was based upon the four-year financial forecast for each of the Company's major business units contained in management's financial forecast, as well as a forecast for years five through nine prepared by First Boston with underlying assumptions similar to management's projections for years one through four. First Boston also calculated a range of terminal values for each business unit by multiplying projected earnings for each business unit for 2004 by a range of exit multiples (8.5x to 9.0x for Niche Grocery; 8.0x to 8.5x for Pasta and Packaging; 7.5x to 8.0x for the International Foods Unit; 8.0x to 9.0x for Resin and Consumer Adhesives; and 6.5x to 7.0x for Decorative Products) derived from comparable companies and transactions. First Boston discounted the projected unleveraged free cash flows in the forecast and the projected terminal values at a range of discount rates for each business unit (12% to 13% for Niche Grocery, Pasta and International Foods Unit; and 12% to 14% for Packaging, Resin, Decorative Products and Consumer Adhesives) to arrive at an estimated present value range for each of the Company's major business units. The hypothetical range of values for each of the Company's major business units derived from the DCF analysis ranged from approximately $675 to $800 million for Niche Grocery; $800 to $1,050 million for Pasta; $750 to $900 million for the International Foods Unit; $300 to $375 million for Packaging; $800 to $1,000 million for Resin; $275 to $325 million for Decorative Products; and $140 to $180 million for Consumer Adhesives.

  Comparable Company Trading Analysis

     For each of the Company's major business units, First Boston selected other publicly traded companies whose market positions and capital structures made them, in its judgment, most closely comparable to the relevant Company unit. Using publicly available financial and stock price data, First Boston determined the relationship for these comparable companies between equity value (total market value of outstanding equity securities) and net income and book value and between capitalized value (equity value plus debt, preferred stock and minority interest less cash and marketable securities) and sales, EBITDA and EBIT. First Boston then derived a range of multiples of capitalized value as a multiple of 1994 and 1995 sales, EBITDA and EBIT (1.8x to 2.1x, 8.5x to 10.0x and 9.2x to 10.8x, respectively, for 1994, and 1.8x to 2.1x, 8.6x to 10.1x and 9.3x to 11.0x, respectively, for 1995, for Niche Grocery; 1.0x to 1.0x, 11.5x to 12.4x and 19.1x to 20.5x, respectively, for 1994, and 0.9x to 1.0x, 7.0x to 7.5x and 9.8x to 10.5x, respectively, for 1995, for Pasta; 0.9x to 1.0x, 7.0x to 7.9x and 9.7x to 10.9x, respectively, for 1994, and 0.9x to 1.0x, 6.9x to 7.8x and 9.6x to 10.8x, respectively, for 1995, for the International Foods Unit; 0.6x to 0.7x, 6.7x to 8.1x and 10.0x to 12.0x, respectively, for 1994, and 0.6x to 0.7x, 5.3x to 6.3x and 7.2x to 8.6x, respectively, for 1995, for Packaging; 1.1x to 1.2x, 7.1x to 8.0x and 8.3x to 9.3x, respectively, for 1994, and 1.1x to 1.2x, 7.0x to 7.9x and 8.3x to 9.3x, respectively, for 1995, for Resins; 0.6x to 0.7x, 6.0x to 7.2x and 8.3x to 9.9x, respectively, for 1994, and 0.5x to 0.6x, 5.0x to 6.0x and 6.4x to 7.7x, respectively, for 1995, for Decorative Products; and 1.3x to 2.0x, 5.7x to

9.2x and 6.1x to 9.8x, respectively, for 1994, and 1.2x to 1.9x, 5.3x to 8.5x and 5.7x to 9.1x, respectively, for 1995, for Consumer Adhesives) based on the high, average, median and low multiples among comparable companies and applied these ranges to financial data for each of the Company's major business units. The hypothetical range of values for each of the Company's major business units derived from such analysis ranged from approximately $725 to $850 million for Niche Grocery; $755 to $810 million for Pasta; $800 to $900 million for the International Foods Unit; $275 to $330 million for Packaging; $900 to $1,010 million for Resins; $250 to $300 million for Decorative Products; and $100 to $160 million for Consumer Adhesives. The comparable companies examined in First Boston's analysis for each Company unit included, among others: Niche Grocery, Pasta and the International Foods Unit: Campbell Soup Company; CPC International, Inc.; Flowers Industries; General Mills, Inc.; Hershey Foods Corporation; H.J. Heinz Company; Interstate Bakeries Corporation; Kellogg Company; Pet Incorporated; Ralston Continental Baking Group. Packaging Unit:
Bemis Company, Inc.; Sealed Air Corporation; Sonoco Products Company; Union Camp Corporation; The Valspar Corporation. Decorative Products Unit: Armstrong World Industries, Inc.; Collins & Aikman Group, Inc.; Premark International, Inc.; Sherwin-Williams Company. Worldwide Resins Unit: Grow Group, Inc.; H.B. Fuller Company; Lilly Industries, Inc.; Loctite Corporation. Consumer Adhesives Unit:
BIC Corporation; Duracell International, Inc.; First Brands Corporation; Rubbermaid Incorporated.

  Comparable Acquisition Analysis

     For each of the Company's major business units, First Boston reviewed acquisitions of companies in similar industries over the past several years. First Boston then selected a number of those acquisitions which it believed were most comparable to a hypothetical transaction involving the particular Company business unit. Using publicly available information, First Boston determined for the comparable transactions the relationship between capitalized value (equity value plus debt, preferred stock and minority interest less cash and marketable securities) and sales, EBITDA and EBIT. First Boston then derived a range of these multiples of estimated sale value as a multiple of 1994 sales, EBITDA and EBIT (1.8x to 2.3x, 8.8x to 11.2x and 9.5x to 12.0x, respectively, for Niche Grocery; 1.0x to 1.2x, 11.5x to 14.5x and 19.0x to 24.1x, respectively, for Pasta; 0.9x to 1.1x, 7.5x to 9.2x and 10.3x to 12.7x, respectively, for the International Foods Unit; 0.7x to 0.9x, 7.3x to 9.2x and 10.9x to 13.7x, respectively, for Packaging; 1.1x to 1.3x, 7.5x to 8.6x and 8.8x to 10.0x, respectively, for Resins; 0.6x to 0.9x, 6.6x to 9.7x and 9.1x to 13.2x, respectively, for Decorative Products; and 1.3x to 2.3x, 6.0x to 10.3x and 6.4x to 11.0x, respectively, for Consumer Adhesives) and applied these ranges to financial data for each Company unit. The hypothetical range of values for each of the Company's major business units derived from this analysis ranged from approximately $750 to $950 million for Niche Grocery; $750 to $950 million for Pasta; $850 to $1,050 million for the International Foods Unit; $300 to $375 million for Packaging; $950 to $1,080 million for Resins; $275 to $400 million for Decorative Products; and $105 to $180 million for Consumer Adhesives. The comparable acquiror/target transactions examined in First Boston's analysis for each Company unit included, among others: Niche Grocery, Pasta and the International Foods Unit: Investor Group/Del Monte Foods; Sandoz AG/Gerber Products; Doskocil Cos./Frozen Specialty Foods Unit (Int'l Multifood); Tomkins PLC/Ranks Hovis McDougall; Campbell Soup Company/Arnotts Ltd. Packaging Unit:
Applied Extrusion/Technologies, Inc./Packaging Film Group (Hercules, Inc.); Sonoco Products Company/Engraph, Inc. Decorative Products Unit: Arjo Wiggins Appleton PLC/Gebrueder Buhl Papierfabrite; Coloroll Group PLC/Burlington; Wickes Companies/Collins & Aikman Group, Inc. Worldwide Resins Unit: Scapa Group PLC/Society des Adhesifs de Bellgrade; Laporte/Evode Group PLC. Consumer Adhesives Unit: Orkem SA/Bostic Division (Black & Decker Corp.); Borden, Inc./Jadow & Sons, Inc. (Krazy Glue).

  Disaggregation Analysis

     First Boston analyzed the Company's possible value assuming the Company was sold in pieces in a tax efficient manner. In this analysis, First Boston added the reference range for each business unit derived from the analyses described above to arrive at an enterprise value for the Company. The hypothetical range of values for each of the Company's major business units derived from such analysis ranged from approximately $800 million to $900 million for Niche Grocery; $750 million to $950 million for Pasta; $800 million to $900 million for the International Foods Unit; $290 million to $350 million for Packaging; $900 million to $1,050 million for Resins; $250 million to $325 million for Decorative Products; $130 million to $170 million for

Consumer Adhesives; and $140 million to $295 million for miscellaneous businesses. Using these ranges gives a range of enterprise values of $4,060 million to $4,940 million for the Company. After subtracting debt ($2,287 million), pension underfunding ($97 million) and capitalized administrative overhead costs ($257 million), and adding in the present value of the net operating loss carryforwards (reduced by the amount used to offset the tax liability incurred in the hypothetical disaggregation of the business units) (from $34 million (corresponding to the upper end of the divested businesses' value range) to $125 million (corresponding to the lower end of the divested businesses' value range) depending on the proceeds of the hypothetical divestitures) the range of equity values for the Company is $1,544 million to $2,333 million, or $10.92 to $16.50 per share of Company Common Stock. This compares to the approximately $14.25 (based upon the Exchange Ratio and the Valuation Period) to be received for each Share in the Exchange Offer. As noted above, these per share calculations are derived from the ranges obtained in the Discounted Cash Flow, Comparable Trading and Comparable Acquisition analyses described above, but no per share calculations were presented to the Board from the individual analyses. For purposes of this Disaggregation analysis, First Boston relied upon tax data and calculations provided by the Company and assumed the Packaging and Industrial Products Unit and the Dairy Unit were sold separately in taxable transactions and the balance of the food segment was sold tax free or retained by the Company.

     Although in connection with the delivery of its opinion First Boston also analyzed Holdings, First Boston's opinion is not a valuation of Holdings and does not represent First Boston's view as to what the value of the Holdings Common Stock to be exchanged for Company Shares actually will be when the Exchange Offer or the Merger is consummated. In giving its opinion as to the fairness of the consideration to be received by the shareholders of the Company, First Boston derived a range of values for the Company Common Stock using the valuation analyses described above and compared them with $14.25, the trading value (determined pursuant to the Exchange Ratio at the time of the delivery of First Boston's opinion) of the shares of Holdings Common Stock to be received as consideration in the Exchange Offer and the Merger. First Boston reviewed Holdings' public filings with the Commission, reviewed publicly available analyst and other third party reports addressing Holdings and Holdings Common Stock and held discussions with senior management of Holdings. Based solely on the foregoing, First Boston determined that it was not aware of any material information relating to Holdings that was not publicly disclosed and thus concluded that the trading value (at the time of the delivery of First Boston's opinion) of Holdings Common Stock, a liquid, well-followed security, reflected the market's reasonable assessment of its value. As a result of the limitation on the Exchange Ratio, such actual value could be higher or lower than $14.25 per share at such times depending on the value of Holdings Common Stock. Because of the large aggregate amount of Holdings Common Stock being distributed to shareholders of the Company in exchange for their Company Shares and other factors, such securities may trade initially at prices below those at which they would trade on a fully distributed basis.

     In arriving at its opinion dated September 22, 1994, First Boston performed a variety of financial analyses, including those summarized above. The summary set forth in this section does not purport to be a complete description of First Boston's analyses. First Boston believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the summary above, without considering all factors and analyses, could create an incomplete view of the processes underlying First Boston's opinion. In addition, First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuation resulting from any particular analysis described above should not be taken to be First Boston's view of the actual value of the Company or Holdings. First Boston's analyses depend upon numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and Holdings. As described above, in its analyses First Boston assumed, with the Company's consent, the absence of future adverse developments affecting Holdings's tobacco business. First Boston's analyses are not necessarily indicative of actual values or actual future results that might be achieved and are not and do not purport to be appraisals or otherwise reflective of prices at which the business units actually could be sold or prices at which securities actually would trade

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Lazard Freres and First Boston as financial advisors in connection with the Merger, the Exchange Offer and other matters arising in connection therewith. Pursuant to an engagement letter agreement dated September 13, 1994, between the Company and Lazard Freres, the Company paid Lazard Freres (i) a fee of $3 million on execution of the Merger Agreement and has agreed to pay (ii) an additional fee of $7 million, in the event KKR and its affiliates acquire at least 50.1% of the outstanding Shares. Lazard Freres was originally retained by the Company on October 11, 1993 to provide certain financial advisory services to the Company and has earned fees aggregating $2.2 million for such services. The Company has also agreed to reimburse Lazard Freres for its out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify Lazard Freres and its partners, employees, agents, affiliates or controlling persons against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

     Lazard Freres is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes. The Board selected Lazard Freres to act as its financial advisor with respect to certain matters, including the transactions with the Partnership, on the basis of Lazard Freres' qualifications, expertise and reputation in investment banking, in general, and mergers and acquisitions specifically. From time to time, in the past, Lazard Freres has represented KKR and received customary fees therefore.

     Pursuant to an engagement letter dated as of October 26, 1993, as amended on September 22, 1994, between the Company and First Boston, the Company has agreed to pay First Boston (i) a fee of $3 million upon commencement of the Exchange Offer and (ii) an additional fee of $7 million in the event KKR and its affiliates acquire at least 51% of the outstanding Shares. First Boston has earned fees aggregating $2.3 million for other services rendered pursuant to this engagement letter. The Company has also agreed to reimburse First Boston for its out-of-pocket expenses, including reasonable fees and disbursements of counsel. The Company has also agreed to indemnify First Boston and its affiliates, their respective directors, officers, partners, agents and employees and each person, if any, controlling First Boston or any of its affiliates against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

     First Boston is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes. The Board selected First Boston to act as its financial advisor on the basis of First Boston's international reputation, the Company's prior relationship with First Boston and First Boston's familiarity with the Company. In the past, First Boston has provided investment banking services for the Company, Holdings and KKR for which First Boston has received customary compensation. In the ordinary course of First Boston's business, First Boston actively trades the debt and equity securities of both the Company and Holdings for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     The Company has also engaged Mackenzie Partners, Inc. to communicate with shareholders on behalf of the Company, for which it will receive reasonable and customary compensation. Except as otherwise disclosed herein, neither the Company nor any person acting on its behalf has retained any other persons to make solicitations or recommendations to shareholders on its behalf concerning the Exchange Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, except as herein noted, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. On November 2, 1994, the Company issued 267,529 Shares to the Company's Employees Stock Ownership Plan (the "ESOP") to fund the Company's obligation to make matching employer contributions thereunder for the period from January through October 1994.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Exchange Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange Act, and the trustee of the ESOP has taken no position with respect to the Exchange Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in Item 3(b), no negotiation is being undertaken or is under way by the Company in response to the Exchange Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described under Item 3 and Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Exchange Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7. Subject to the terms of the Merger Agreement described in Item 3 under "The Merger Agreement -- No Solicitation," the Company may engage in discussions or negotiations with respect to transactions or proposals of the type referred to above in this Item 7. At its meeting held on November 14, 1994, the Board determined that public disclosure with respect to the parties to, or the possible terms of any proposals made in connection with, or agreement that may result from, such discussions or negotiations might jeopardize their continuation, and adopted a resolution authorizing and directing management not to make any such public disclosure unless and until an agreement in principle is reached relating thereto.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (A) NEW JERSEY SHAREHOLDERS PROTECTION ACT.

     Under Sections 14A:10A-1 through 14A:10A-61 of the NJBCA, a publicly traded New Jersey corporation with its principal executive offices or significant business operations located in New Jersey is prohibited from consummating a business combination with an interested shareholder for a period of five years unless the business combination is approved by the board of directors prior to the date the shareholder became interested. In addition, after the five-year period, a New Jersey corporation may not engage in a business combination with an interested shareholder unless either (i) the business combination is approved by the board of directors prior to the date the shareholder became an interested shareholder or (ii) the business combination is approved by the holders of two-thirds of the voting stock not held by the interested shareholder or (iii) subject to certain other requirements, the consideration per share received in the business combination is at least equal to the greater of (x) the highest price per share paid by the interested shareholder in the five years prior to either the announcement of the business combination or the date at which the interested shareholder became such, whichever results in a higher price, and (y) the market price on either the date the business combination is announced or on the date the interested shareholder first became such, whichever is higher. New Jersey law defines "interested shareholder" as a person beneficially owning 10% or more of the outstanding voting stock of the corporation.

     The Charter adds to the requirements of the NJBCA and provides that no business combination with a "related person" (defined as a shareholder who beneficially owns 20% or more of any class of capital stock of the corporation) may occur unless (i) the business combination is approved by the affirmative vote of at least 80% of the outstanding shares of capital stock entitled to vote for directors, (ii) the business combination is approved by a majority of the "continuing directors" (defined as a director who is not affiliated with any related person and was a director prior to the time that the related person crossed the threshold of 5% voting power of any class of capital stock) or (iii) the consideration to be received per share in the business combination is at least as high as the greater of the highest price per share of prior purchases of Company's capital stock by the related person and the average closing price per share on the NYSE for the prior 200 trading days.

     In accordance with the provisions of the Charter and the NJBCA, the Board has approved the Merger Agreement and the Conditional Purchase/Option Agreement and the Purchaser's acquisition of Shares pursuant to the Exchange Offer, the Merger and the Option and, therefore, the restrictions of the Charter and the NJBCA are inapplicable to the Merger and the related transactions. Pursuant to the Merger Agreement, the Company has also approved, solely for purposes of the NJBCA and the Charter, future business combinations with the Partnership or its affiliates, subject to certain conditions including, but not limited to, the following: (1) that the Merger is not approved by the shareholders of the Company following the acceptance for exchange of Shares pursuant to the Exchange Offer or the purchase of Shares pursuant to the Conditional Purchase/Option Agreement, or that the Merger is not submitted to the shareholders of the Company but the Purchaser has acquired at least 28,138,000 Shares and (2) that such business combination is approved by a majority of the Independent Directors (as such term is defined in the Merger Agreement) and (3) if appropriate, that the Company shall have received the opinion of an investment banking firm selected by the Independent Directors that such business combination is fair to the shareholders of the Company from a financial point of view.

     (B) CERTAIN LEGAL PROCEEDINGS.

     Twelve putative class actions have been filed by purported Company shareholders in the New Jersey and Ohio state courts against the Company, members of the Board and, in five of the New Jersey cases, KKR. These actions, encaptioned Kohnstamm v. Borden, Inc., et al., C-257-94; Hartman v. Borden, Inc., et al., 94-CV-H09-6306; Jaroslawicz v. Borden, Inc., et al., 94-CV-H09-6654; Lubin et al. v. Borden, Inc., et al., C-139-94; Weiss et al. v. Borden, Inc., et al., C-138-94; Stepak v. Borden, Inc., et al., C-142-94; Strougo et al. v. Borden, Inc., et al.; Krim v. Borden, Inc., et al., C-141-94; Peterson et al. v. Borden, Inc., et al., C-143-94; Marcus v. Borden, Inc., et al., C-149-94; Dwyer v. Borden, Inc., et al. , C-152-94 and Pittman Neurosurgical P.A., et al. v. Borden, Inc., et al. , C-158-94(collectively, the "Class Complaints"), allege, among other things, that the Company is being sold at too low a price, and that the Company's directors have breached their fiduciary duties by failing to "auction" the company and by "locking-up" a transaction that is not in the best interests of shareholders. KKR is alleged to have aided and abetted these breaches of fiduciary duty. The Class Complaints seek preliminary and permanent relief, including a preliminary injunction, damages in an unspecified amount and attorneys' fees.

     On November 4, 1994, the Superior Court of the State of New Jersey in Mercer County consolidated all pending New Jersey actions into one action in Mercer County under Docket No. C-139-94. The Ohio cases, Hartman v. Borden, Inc., et al., 94-CV-HO9-6306 and Jaroslawicz v. Borden, Inc., et al., 94 CV-HO9-6654, have been stayed pursuant to a court order pending resolution of the New Jersey consolidated action.

     The Company has also been named as a defendant in a putative shareholder derivative action, encaptioned Shingala v. Harper, et al., C.A. No. 13739, filed against Holdings in the Court of Chancery of the State of Delaware.

     The Company believes that the ultimate outcome of the litigation described above should not have a material adverse effect on the Company's financial condition or results of operations.

     (C) ANTITRUST.

     Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Exchange Offer is subject to such requirements.

     On September 19, 1994, the Partnership filed a Premerger Notification and Report Form in connection with the exchange of Shares with the FTC and the Antitrust Division pursuant to the Exchange Offer. On September 29, 1994, the Company filed a Premerger Notification and Report Form in connection with the Exchange Offer and the other transactions contemplated by the Merger Agreement and the Conditional Purchase/Option Agreement. On October 19, 1994, the Partnership and the Company each received a request from the FTC for additional information and documentary material, this matter having been cleared to the FTC by the Antitrust Division, and on November 4, 1994, the Partnership responded to such request. The FTC granted early termination of the waiting period with respect to the transactions on November 17, 1994.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Exchange Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     In the Merger Agreement, the Company has agreed to make any and all divestitures or undertakings required by the FTC, the Antitrust Division or any other applicable governmental entity in connection with the transactions contemplated thereby, which divestitures in each case shall be reasonably acceptable to the Partnership and the Purchaser, provided that certain conditions are met.

     See Item 3 "-- The Merger Agreement -- Certain Conditions of the Exchange Offer" for certain conditions to the Exchange Offer, including conditions with respect to litigation and certain governmental actions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1     -- Letter of Intent, dated September 11, 1994, between the Company and the
                        Partnership (incorporated by reference to Exhibit 99 to the Company's
                        Report on Form 8-K, dated September 11, 1994).

    Exhibit 99.2     -- Agreement and Plan of Merger, dated as of September 23, 1994, among the
                        Partnership, the Purchaser and the Company (incorporated by reference to
                        Exhibit 3 to the Company's Report on Form 8-K, dated September 23, 1994
                        (the "September 23, 1994 8-K")).

    Exhibit 99.3     -- Form of Amendment, dated as of November 15, 1994, among the Purchaser, the Partnership and the Company, to the Agreement and Plan of Merger,
                        dated as of September 23, 1994, among the Partnership, the Purchaser and the Company.

    Exhibit 99.4     -- Conditional Purchase/Stock Option Agreement, dated as of September 23,
                        1994, among the Partnership, the Purchaser and the Company (incorporated by reference to Exhibit 4 to the September 23, 1994 8-K).

    Exhibit 99.5     -- Confidentiality Agreement, dated August 2, 1994, between KKR and the
                        Company.

    Exhibit 99.6     -- Letter to Shareholders of the Company, dated November 22, 1994.(*)

    Exhibit 99.7     -- Letter from P.B. Kazarian to F.J. Tasco, dated May 24, 1994
                        (incorporated by reference to Exhibit 1 to the Company's Report on Form
                        8-K, dated October 5, 1994, regarding the background and reasons for entering into the Merger Agreement and the Conditional Purchase/Option
                        Agreement (the "October 5, 1994 8-K")).

    Exhibit 99.8     -- Letter from P.B. Kazarian to F.J. Tasco, dated June 5, 1994
                        (incorporated by reference to Exhibit 2 to the October 5, 1994 8-K).

    Exhibit 99.9     -- Letter from Japonica Partners to J. Rosenfeld, dated June 8, 1994
                        (incorporated by reference to Exhibit 3 to the October 5, 1994 8-K).

    Exhibit 99.10    -- Letter from F.J. Tasco to Japonica Partners, dated June 13, 1994
                        (incorporated by reference to Exhibit 4 to the October 5, 1994 8-K).

    Exhibit 99.11    -- Letter from P.B. Kazarian to J. Rosenfeld, dated June 20, 1994
                        (incorporated by reference to Exhibit 5 to the October 5, 1994 8-K).

- ---------------
(*) Included with Schedule 14D-9 mailed to shareholders of the Company.

    Exhibit 99.12    -- Letter from P.B. Kazarian to M. David-Weill, dated June 24, 1994
                        (incorporated by reference to Exhibit 6 to the October 5, 1994 8-K).

    Exhibit 99.13    -- Letter from P.B. Kazarian to F.J. Tasco, dated July 5, 1994
                        (incorporated by reference to Exhibit 7 to the October 5, 1994 8-K).

    Exhibit 99.14    -- Letter from P.B. Kazarian to F.J. Tasco, dated July 14, 1994
                        (incorporated by reference to Exhibit 8 to the October 5, 1994 8-K).

    Exhibit 99.15    -- Letter from F.J. Tasco to P.B. Kazarian, dated July 19, 1994
                        (incorporated by reference to Exhibit 9 to the October 5, 1994 8-K).

    Exhibit 99.16    -- Letter from Japonica Partners to J. Rosenfeld, dated July 26, 1994
                        (incorporated by reference to Exhibit 10 to the October 5, 1994 8-K).

    Exhibit 99.17    -- Letter from Japonica Partners to F.J. Tasco, dated July 26, 1994
                        (incorporated by reference to Exhibit 11 to the October 5, 1994 8-K).

    Exhibit 99.18    -- Letter from P.B. Kazarian to F.J. Tasco, dated August 11, 1994
                        (incorporated by reference to Exhibit 12 to the October 5, 1994 8-K).

    Exhibit 99.19    -- Letter from P.B. Kazarian to F.J. Tasco, dated August 19, 1994
                        (incorporated by reference to Exhibit 13 to the October 5, 1994 8-K).

    Exhibit 99.20    -- Letter from Japonica Partners to E.R. Shames with attached list of questions to management, dated September 7, 1994 (incorporated by reference to Exhibit 14 to the October 5, 1994 8-K).

    Exhibit 99.21    -- Letter from P.B. Kazarian to F.J. Tasco, dated September 13, 1994
                        (incorporated by reference to Exhibit 15 to the October 5, 1994 8-K).

    Exhibit 99.22    -- Letter from A.L. Miller to P.B. Kazarian, dated September 14, 1994
                        (incorporated by reference to Exhibit 16 to the October 5, 1994 8-K).

    Exhibit 99.23    -- Letter from Japonica Partners to F.J. Tasco, dated September 15, 1994
                        (incorporated by reference to Exhibit 17 to the October 5, 1994 8-K).

    Exhibit 99.24    -- Letter from F.J. Tasco to P.B. Kazarian with attached confidentiality letter, dated September 16, 1994 (incorporated by reference to Exhibit
                        18 to the October 5, 1994 8-K).

    Exhibit 99.25    -- Letter from Japonica Partners to F.J. Tasco, dated September 17, 1994
                        (incorporated by reference to Exhibit 19 to the October 5, 1994 8-K).

    Exhibit 99.26    -- Letter from F.J. Tasco to P.B. Kazarian, dated September 19, 1994
                        (incorporated by reference to Exhibit 20 to the October 5, 1994 8-K).

    Exhibit 99.27    -- Letter from Japonica Partners to F.J. Tasco with "Dynamic Tension" and
                        "Management Principles" attachments, dated September 21, 1994
                        (incorporated by reference to Exhibit 21 to the October 5, 1994 8-K).

    Exhibit 99.28    -- Letter from Japonica Partners to the Board, dated September 22, 1994
                        (incorporated by reference to Exhibit 22 to the October 5, 1994 8-K).

    Exhibit 99.29    -- Letter from F.J. Tasco to P.B. Kazarian, dated September 23, 1994
                        (incorporated by reference to Exhibit 23 to the October 5, 1994 8-K).

    Exhibit 99.30    -- Letter from A.R. Brownstein to M. Nussbaum, dated September 26, 1994
                        (incorporated by reference to Exhibit 24 to the October 5, 1994 8-K).

    Exhibit 99.31    -- Letter from Japonica Partners to F.J. Tasco, dated September 27, 1994
                        (incorporated by reference to Exhibit 25 to the October 5, 1994 8-K).

    Exhibit 99.32    -- Letter from M. Nussbaum to M. Lipton, dated October 5, 1994
                        (incorporated by reference to Exhibit 26 to the October 5, 1994 8-K).

    Exhibit 99.33    -- Letter from Japonica Partners to the Board, dated October 5, 1994
                        (incorporated by reference to Exhibit 27 to the October 5, 1994 8-K).

    Exhibit 99.34    -- Letter from Japonica Partners to the Board, dated October 18, 1994.

    Exhibit 99.35    -- Letter from F.J. Tasco to P.B. Kazarian, dated October 27, 1994.

    Exhibit 99.36    -- Opinion of Lazard Freres, dated September 22, 1994 (set forth as Annex A to the Schedule 14D-9).(*)

    Exhibit 99.37    -- Opinion of First Boston, dated September 22, 1994 (set forth as Annex B to the Schedule 14D-9).(*)

    Exhibit 99.38    -- Complaint filed in Kohnstamm v. Borden, Inc. (N.J. Super. Ch. Div. Sept.
                        12, 1994).

    Exhibit 99.39    -- Complaint filed in Hartman v. Borden, Inc. (Ohio Ct. Common Pleas Sept.
                        12, 1994).

    Exhibit 99.40    -- Complaint filed in Jaroslawicz v. Borden, Inc. (Ohio Ct. Common Pleas
                        Sept. 22, 1994).

    Exhibit 99.41    -- Complaint filed in Lubin v. Borden, Inc. (N.J. Super. Ch. Div. Sept. 12,
                        1994).

    Exhibit 99.42    -- Complaint filed in Weiss v. Borden, Inc. (N.J. Super. Ch. Div. Sept. 12,
                        1994).

    Exhibit 99.43    -- Complaint filed in Stepak v. Borden, Inc. (N.J. Super. Ch. Div. Sept.
                        16, 1994).

    Exhibit 99.44    -- Complaint filed in Strougo v. Borden, Inc. (N.J. Super. Ch. Div. Sept.
                        13, 1994).

    Exhibit 99.45    -- Complaint filed in Krim v. Borden, Inc. (N.J. Super. Ch. Div. Sept. 14,
                        1994).

    Exhibit 99.46    -- Complaint filed in Peterson v. Borden, Inc. (N.J. Super. Ch. Div. Sept.
                        16, 1994).

    Exhibit 99.47    -- Complaint filed in Marcus v. Borden, Inc. (N.J. Super. Ch. Div. Sept.
                        22, 1994).

    Exhibit 99.48    -- Complaint filed in Dwyer v. Borden, Inc. (N.J. Super. Ch. Div. Sept. 23,
                        1994).

    Exhibit 99.49    -- Complaint filed in Shingala v. Harper (Del. Ch. Sept. 13, 1994).

    Exhibit 99.50    -- Complaint filed in Pittman Neurosurgical v. Borden, Inc. (N.J. Super.
                        Ch. Div. Sept. 29, 1994).

    Exhibit 99.51    -- 1994 Management Incentive Plan (incorporated by reference to Exhibit
                        10(iv) to the Company's Annual Report on Form 10-K for the year ended
                        December 31, 1993 (the "1993 10-K")).

    Exhibit 99.52    -- 1994 Stock Option Plan (incorporated by reference to Exhibit 10(v) to the 1993 10-K).

    Exhibit 99.53    -- Executive Family Survivor Protection Plan as amended through December 9,
                        1993 (incorporated by reference to Exhibit 10(vi) to the 1993 10-K).

    Exhibit 99.54    -- Executives Excess Benefits Plan as amended through December 9, 1993
                        (incorporated by reference to Exhibit 10(vii) to the 1993 10-K).

- ---------------
(*) Included with Schedule 14D-9 mailed to shareholders of the Company.

    Exhibit 99.55    -- Executives Supplemental Pension Plan as amended through December 9, 1993
                        (incorporated by reference to Exhibit 10(viii) to the 1993 10-K).

    Exhibit 99.56    -- Advisory Directors Plan (incorporated by reference to Exhibit 10(viii)
                        to the Company's Annual Report on Form 10-K for the year ending December
                        31, 1989 (the "1989 10-K")).

    Exhibit 99.57    -- Advisory Directors Plan Trust Agreement (incorporated by reference to
                        Exhibit 10(ix) to the Company's Annual Report on Form 10-K for the year ending December 31, 1988 (the "1988 10-K")).

    Exhibit 99.58    -- Supplemental Benefit Trust Agreement, as amended through December 9,
                        1993 (incorporated by reference to Exhibit 10(xi) to the 1993 10-K).

    Exhibit 99.59    -- Form of Indemnification Letter Agreements entered into with all
                        Directors of the Company (incorporated by reference to Exhibit 10(xii)
                        to the 1988 10-K).

    Exhibit 99.60    -- Form of Letter Agreement entered into with all holders of stock appreciation rights (incorporated by reference to Exhibit 10(xiii) to the 1989 10-K).

    Exhibit 99.61    -- Agreement with Mr. A.S. D'Amato, Chairman and Chief Executive Officer
                        (incorporated by reference to Exhibit 10(i) to the Company's quarterly report on Form 10-Q for the period ended June 30, 1993 (the "June 30,
                        1993 10-Q")).

    Exhibit 99.62    -- Amendment to Agreement with Mr. A.S. D'Amato (incorporated by reference to Exhibit 10(i) to the Company's quarterly report on Form 10-Q for the period ended September 30, 1993).

    Exhibit 99.63    -- Supplement to Agreement with Mr. A.S. D'Amato (incorporated by reference to Exhibit 10(xiv)(a) to the 1993 10-K).

    Exhibit 99.64    -- Agreement with Mr. E.R. Shames, President and Chief Operating Officer
                        (incorporated by reference to Exhibit 10(ii) to the June 30, 1993 10-Q).

    Exhibit 99.65    -- Description of Amendment to Agreement with Mr. E.R. Shames (incorporated by reference to Exhibit 10(xiv)(e) to the 1993 10-K).

    Exhibit 99.66    -- Agreement with Mr. R.J. Ventres, Chairman of the Executive Committee of
                        the Board (incorporated by reference to Exhibit 10(xvii)(b) to the
                        Company's Annual Report on Form 10-K for the year ended December 31,
                        1991).

    Exhibit 99.67    -- Description of Amendment to Agreement with Mr. R.J. Ventres
                        (incorporated by reference to Exhibit 10(xiv)(g) to the 1993 10-K).

    Exhibit 99.68    -- Form of salary continuance arrangement with Executive Officers
                        (incorporated by reference to Exhibit 10(ix)(c) to the Company's Annual
                        Report on Form 10-K for the year ended December 31, 1987).

    Exhibit 99.69    -- Agreement with Mr. J.G. Hettinger (incorporated by reference to Exhibit
                        10(xiv)(i) to the 1993 10-K).

    Exhibit 99.70    -- Agreement with Mr. G.J. Waydo (incorporated by reference to Exhibit
                        10(xiv)(j) to the 1993 10-K).

    Exhibit 99.71    -- Description of Amendment to Agreement with Mr. E.R. Shames (incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form
                        10-Q for the quarter ended June 30, 1994 (the "June 30, 1994 10-Q").

    Exhibit 99.72    -- Agreement with Mr. L.O. Doza dated June 2, 1994 (incorporated by reference to Exhibit 10(ii) to the June 30, 1994 10-Q).

    Exhibit 99.73    -- Supplement to Agreement with Mr. G.J. Waydo dated May 4, 1994
                        (incorporated by reference to Exhibit 10(iii) to the June 30, 1994
                        10-Q).

    Exhibit 99.74    -- Supplement to Agreement with Mr. G.J. Waydo dated June 20, 1994
                        (incorporated by reference to Exhibit 10(iv) to the June 30, 1994 10-Q).

    Exhibit 99.75    -- Supplement to Agreement with Mr. G.J. Waydo dated September 30, 1994.

    Exhibit 99.76    -- Form of Indemnification Agreement, dated as of October 4, 1994, among
                        Holdings, the Partnership, Purchaser and the Company.

    Exhibit 99.77    -- Joint Press Release of the Company and KKR dated November 22, 1994.

                                  SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               BORDEN, INC.

Dated: November 22, 1994                       By: /s/ Allan L. Miller
                                               ---------------------------------
                                               Name: Allan L. Miller
                                               Title: Senior Vice President,
                                                      Chief Administrative
                                                      Officer and
                                                      General Counsel

                                                                         ANNEX A

                                 [LETTERHEAD OF
                              LAZARD FRERES & CO.]

                                                              September 22, 1994

The Board of Directors
Borden, Inc.
180 East Broad Street
Columbus, OH 43215

Dear Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock, par value $.625 per share ("Company Common Stock"), of Borden, Inc. (the "Company") of the consideration to be received in a series of transactions (collectively, the "Transactions") pursuant to the Agreement and Plan of Merger, to be entered into among the Company, Whitehall Associates, L.P. ("WA") and Borden Acquisition Corp. ("Merger Co."), a draft of which, dated September 19, 1994 (the "Merger Agreement"), has been furnished to us. The terms of the Merger Agreement provide, among other things, that (i) WA promptly will offer to exchange (the "Exchange Offer"), for each outstanding share of Company Common Stock, a number (the "Applicable Number") of shares of common stock, par value $.01 per share ("RJR Common Stock"), of RJR Nabisco Holdings Corp. ("RJR"), having a trading value (as determined in the Merger Agreement) equal to $14.25; provided that the Applicable Number may not be less than 1.78125 nor exceed 2.375, and (ii) following the consummation of the Exchange Offer, subject to, among other things, WA having obtained the favorable vote of holders of at least 66 2/3% of the outstanding shares of Company Common Stock, Merger Co. will merge with and into the Company, and each of the remaining outstanding shares of Company Common Stock (other than shares owned by the Company as treasury stock or owned by WA, Merger Co. or any other subsidiary of WA) will be converted into the right to receive the Applicable Number of shares of RJR Common Stock.

     In connection with the rendering of this opinion, we have:

          (i) Reviewed the terms and conditions of the Merger Agreement and the financial terms of the Transactions as set forth therein, and the Conditional Purchase/Stock Option Agreement, to be entered into among the Company, WA and Merger Co., a draft of which, dated September 19, 1994 (the "Option Agreement"), has been furnished to us;

          (ii) Analyzed certain historical business and financial information relating to the Company and RJR, including the Annual Reports to Stockholders and Annual Reports on Forms 10-K of each of the Company and RJR for each of the fiscal years ended December 31, 1991 through 1993, and the Quarterly Reports on Forms 10-Q of each of the Company and RJR for the quarters ended March 31, 1994 and June 30, 1994;

          (iii) Reviewed certain financial forecasts and other data provided to us by the Company and each of RJR and WA relating to the businesses of the Company and RJR, respectively, including the most recent business plan for the Company prepared by the Company's senior management, in the form furnished to us;

          (iv) Conducted discussions with members of senior managements of the Company and each of RJR and WA with respect to the businesses and prospects of the Company and RJR, respectively, and the strategic objectives of each;

          (v) Reviewed public information with respect to certain other companies in the lines of businesses we believe to be generally comparable in whole or in part to the businesses of the Company and RJR and reviewed the financial terms of certain other business combinations that have recently been effected;

          (vi) Reviewed the historical stock prices and trading volumes of Company Common Stock and RJR Common Stock; and

          (vii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the financial and other information concerning the Company and RJR that have been received by us and have not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the assets of the Company or RJR nor have we been furnished with any such appraisals. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of managements of the Company and RJR as to the future financial performance of the Company and RJR, respectively. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

     Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In that regard, as you are aware, we are not in a position to make an independent evaluation of the matters discussed below. Accordingly, for purposes of this opinion, we have assumed, with your concurrence, that no material adverse effect on RJR or on the trading value of RJR Common Stock will result from (x) the proposal, enactment or adoption after the date hereof of any laws or regulations (including the imposition of additional taxes on the manufacture, sale or distribution of tobacco products) by any federal, state, local or other jurisdiction or any governmental or regulatory body or agency thereunder relating to, arising out of, or otherwise affecting the tobacco industry, including without limitation the manufacture, sale, distribution or use of tobacco products, or (y) any judicial or administrative proceeding initiated or decided after the date hereof, including any civil or criminal litigation or arbitration, relating to or arising out of or otherwise involving or affecting RJR, the tobacco industry, or any other company engaged in said industry, including without limitation the manufacture, sale, distribution or use of tobacco products. We assume no responsibility for and express no view with respect to the matters described in the previous sentence.

     In rendering our opinion, we have assumed that the actual Agreement and Plan of Merger and the actual Conditional Purchase/Stock Option Agreement, entered into among the parties thereto, will be identical in all material respects to the Merger Agreement and the Option Agreement, respectively, and that the Transactions will be consummated on the terms described in the Merger Agreement, without any waiver of any terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Transactions will not have an adverse effect on RJR or on the trading value of RJR Common Stock. In addition, we note that because of the large number of shares of RJR Common Stock being issued to stockholders of the Company and other factors, such securities may trade initially at prices below those at which they would trade on a fully distributed basis.

     We are acting as financial advisor to the Company's Board of Directors in connection with the Transactions and will receive fees for such services, a substantial portion of which fees are contingent upon the consummation of the Transactions. Our firm has in the past provided and is currently providing investment banking and financial advisory services to the Company and has received fees for rendering such services. Our firm has in the past also provided investment banking and financial advisory services to RJR and affiliates of WA and has received fees for rendering such services.

     This letter and the opinion expressed herein are being delivered pursuant to our engagement by the Company's Board of Directors. It is understood that, except for inclusion of this letter in its entirety in a proxy statement or exchange offer recommendation statement on Schedule 14D-9 from the Company to holders of shares of Company Common Stock relating to the Transactions, this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

     Based on and subject to the foregoing provisions of this letter, we are of the opinion that, as of the date hereof, the consideration to be paid to the stockholders of the Company (other than WA, Merger Co. or any other subsidiary of WA) in the Exchange Offer and the Merger is fair to such stockholders, from a financial point of view.

                                          Very truly yours,

                                          /s/  Lazard Freres & Co.
                                          --------------------------------------

                                                                         ANNEX B

                        [LETTERHEAD OF CS FIRST BOSTON]

                                                              September 22, 1994

Board of Directors
Borden, Inc.
277 Park Avenue
New York, NY 10172

Gentlemen and Madame:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Common Stock, par value $.625 per share (the "Company Shares"), of Borden, Inc., a New Jersey corporation ("Borden" or the "Company"), other than Kohlberg Kravis Roberts & Co. ("KKR") and its affiliates, of the consideration to be received by Borden's stockholders pursuant to the Merger Agreement expected to be dated as of September 22, 1994 among Borden Acquisition Corp., a New Jersey corporation ("Acquisition"), Whitehall Associates, L.P., a Delaware limited partnership ("Whitehall"), and the Company (the "Merger Agreement"). The Merger Agreement provides for an exchange offer (the "Exchange Offer") and subsequent merger (the "Merger"; the Exchange Offer and Merger, together, the "Transaction") in which each Company Share (other than treasury stock and shares owned by Whitehall or any of its subsidiaries) will be exchanged for a number of shares of Common Stock, par value $.01 per share ("RN Shares"), of RJR Nabisco Holdings Corp., a Delaware corporation ("RN"), determined by dividing $14.25 by the average of the average of the high and low sales prices of RN Shares as reported on the New York Stock Exchange Composite Tape on each of the ten consecutive trading days immediately preceding the second trading day prior to the date of expiration of the Exchange Offer, but subject to the limitation that in no event will Borden stockholders receive more than 2.375 RN Shares nor less than 1.78125 RN Shares for each Company Share.

     In arriving at our opinion, we have reviewed, among other things, the letter of intent dated as of September 11, 1994 between the Company and Whitehall (the "Letter of Intent"), a draft of the Merger Agreement and a draft of the Conditional Purchase/Stock Option Agreement expected to be dated as of September 22, 1994 by and among Whitehall, Acquisition and the Company (the "Option Agreement"), as well as certain publicly available business and financial information relating to each of RN and the Company. We have also reviewed certain other information, including financial forecasts provided to us by each of RN and the Company. We have met with RN's management and representatives of KKR and with the Company's management to discuss the past and current operations and financial condition and prospects of each of RN and the Company, respectively. We have also considered certain financial and stock market data for each of RN and the Company and we have compared that data with similar data for other publicly held companies in businesses similar to those of RN and the Company, respectively, and we have considered the financial terms of certain other business combinations that have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of each of RN's and the Company's management as to the future financial performance of RN and the Company, respectively. We express no view as to such forecasts or the assumptions on which they are based (which, in the case of RN, includes the assumption that RN's tobacco business will not become subject to materially more burdensome litigation costs or regulatory requirements) and there cannot be any assurance that actual results of the Company or RN will not differ materially from those reflected in the projections. We have not assumed any responsibility for an independent evaluation or appraisal of the assets or liabilities of RN or the Company, nor have we been furnished with any such appraisals. In rendering our opinion, we have assumed that the execution versions of the Merger Agreement and the Option Agreement will not differ materially from the drafts we have reviewed, that the Transaction will be consummated on the terms described in the Merger Agreement and the Option Agreement, without any waiver of any terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Transaction will not have an adverse effect on RN or on the trading value of the RN Shares.

     In giving this opinion we have assumed, with your consent, that there will not be any material adverse effect on RN or on the trading value of the RN Shares as a result of or relating to (x) the proposal, enactment or adoption after the date hereof of any laws or regulations (including the imposition of additional taxes on the manufacture, sale or distribution of tobacco products) by any federal, state, local or other jurisdiction or any governmental or regulatory body or agency thereunder relating to, arising out of, or otherwise affecting the tobacco industry, including without limitation the manufacture, sale, distribution or use of tobacco products, or (y) any judicial or administrative proceeding initiated or decided after the date hereof, including any civil or criminal litigation or arbitration relating to or arising out of or otherwise involving or affecting RN, the tobacco industry, or any other company engaged in said industry, including without limitation the manufacture, sale, distribution or use of tobacco products. We are not in a position to make an independent evaluation of these matters and we assume no responsibility for and express no view with respect to these matters.

     Our opinion addresses only the fairness from a financial point of view of the consideration to be received by stockholders of the Company, other than KKR and its affiliates, in each of the Exchange Offer and the Merger. We do not express any views on any other terms of the Transaction or any related agreements or arrangements, including any transactions which might occur among KKR, RN and the Company after consummation of the Exchange Offer or the Merger. Our opinion also does not address the Company's underlying business decision to effect the Transaction. We were not requested to, and did not, solicit third party offers to acquire all or any part of the Company or participate in efforts other advisors may have made to solicit alternative offers. Our opinion is necessarily based solely upon information available to us and business, market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof. This opinion does not represent our opinion as to what the value of the RN Shares to be exchanged for Company Shares actually will be when the Exchange Offer or the Merger is consummated. As a result of the limitation on the number of RN Shares to be received as described in the first paragraph of this letter, such actual value could be higher or lower than $14.25 per share at such times. Because of the large aggregate amount of RN shares being issued to stockholders of the Company and other factors, such securities may trade initially at prices below those at which they would trade on a fully distributed basis.

     We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon KKR's acquisition of a majority of the outstanding Company Shares. In the past, we have provided investment banking services for the Company, RN and KKR for which we have received customary compensation. In the ordinary course of our business, we actively trade the debt and equity securities of both the Company and RN for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this opinion is only for the information of the Board of Directors of the Company. However, this opinion may be included in its entirety in any proxy statement or exchange offer recommendation statement on
Schedule 14D-9 from the Company to holders of Company Shares. This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent. In addition, we may not be otherwise publicly referred to without our prior consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company, other than KKR and its affiliates, in each of the Exchange Offer and the Merger is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          CS FIRST BOSTON CORPORATION

                                          by  /s/ CS First Boston Corporation
                                          --------------------------------------

                                                                         ANNEX C

                                  BORDEN, INC.
                             180 EAST BROAD STREET
                              COLUMBUS, OHIO 43215

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about November 22, 1994 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on November 22, 1994. You are receiving this Information Statement in connection with the possible election of persons designated by the Partnership to a majority of the seats on the Board. The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause the Partnership's designees (the "Partnership Designees") to be elected or appointed to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors -- Right to Designate Directors; the Partnership Designees."

     You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION PURSUANT TO THIS INFORMATION STATEMENT. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Exchange Offer on November 22, 1994. The Exchange Offer is scheduled to expire at 12:00 midnight on December 20, 1994, New York City time, at which time (or any extension thereof), upon the expiration of the Exchange Offer, if all conditions of the Exchange Offer have been satisfied or waived, the Purchaser has informed the Company that it intends to purchase all Shares validly tendered pursuant to the Exchange Offer and not properly withdrawn.

     The information contained in this Information Statement concerning the Purchaser and the Partnership has been furnished to the Company by the Purchaser and the Partnership, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                    GENERAL

     As of November 15, 1994, there were 141,814,967 shares of the common stock of the Company, par value $.625 per share (the "Common Stock"), and 6,822 shares of Preferred Stock -- Series B, without par value (the "Series B Preferred Stock"), which constituted all of its outstanding voting securities as of such date. Each share of Common Stock and each share of Series B Preferred Stock is entitled to one vote, and the shares of Common Stock and the Series B Preferred Stock vote together as one class. On October 25, 1994 the Board authorized the redemption of the Series B Preferred Stock. Under the terms of the Series B Preferred Stock, the Series B Preferred Stock is convertible into shares of Common Stock until the date specified as the date of redemption. The Board currently consists of eight members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

                               BOARD OF DIRECTORS

  Right to Designate Directors; the Partnership Designees

     The Merger Agreement and the Conditional Purchase/Option Agreement provide that, if requested by the Partnership, the Company will, following the acceptance for exchange of the shares of Common Stock to be exchanged pursuant to the Exchange Offer and/or the purchase of the Option Shares in accordance with the Conditional Purchase/Option Agreement, and from time to time thereafter, take all actions necessary to cause the Applicable Percentage (as hereinafter defined) of directors (and of members of each committee of the Board) (rounded, in each case, to the next highest director or member) of the Company selected by the Partnership to consist of persons designated or elected by the Partnership (whether, at the election of the Company, by means of increasing the size of the Board or seeking the resignation of directors and causing the Partnership Designees to be elected). The term "Applicable Percentage" means the ratio of (i) the total voting power of all shares of Common Stock accepted for exchange pursuant to the Exchange Offer and/or purchased in accordance with the Conditional Purchase/Option Agreement to (ii) the total voting power of the outstanding voting securities of the Company, rounded to the nearest whole number and expressed as a percentage; provided that, if the Purchaser has acquired at least 28,138,000 shares of Common Stock pursuant to the Merger Agreement and/or the Conditional Purchase/Option Agreement, the Applicable Percentage will not be less than 33 1/3. Pursuant to this provision, if shares of Common Stock representing more than 50% of the total voting power of the outstanding voting securities of the Company are accepted for exchange pursuant to the Exchange Offer and/or purchased in accordance with the Conditional Purchase/Option Agreement, the Partnership will have the right to designate a majority of the directors. Pursuant to the terms of the Merger Agreement and the Conditional Purchase/Option Agreement, if the Purchaser (or the Partnership or a wholly owned direct or indirect subsidiary of the Partnership) acquires more than 41% (but not more than 50%) of the outstanding shares of Common Stock in the Exchange Offer, the Option must be exercised to the extent necessary so that, following such exercise, the Purchaser will own more than 50% of the outstanding shares of Common Stock.

     Following the election or appointment of the Partnership Designees and prior to the time the Merger becomes effective, any amendment by the Company or termination by the Company of the Merger Agreement or the Conditional Purchase/Option Agreement, extension by the Company for the performance or waiver of the obligations, conditions or other acts of Purchaser or the Partnership or waiver by the Company of its rights thereunder, will require the concurrence of a majority of directors of the Company then in office who are not affiliated with the Purchaser or the Partnership or selected by the Partnership for appointment or election to the Board in accordance with the Merger Agreement.

     The Partnership has advised the Company that it currently intends to designate one or more of the persons listed in Schedule I to the Offering Circular/Prospectus as an executive officer of the Purchaser or a general partner of KKR Associates, the general partner of the Partnership, which is incorporated herein by reference, to serve as directors of the Company. The Partnership has advised the Company that all of such persons have consented to act as directors of the Company, if so designated.

                     DIRECTORS AND OFFICERS OF THE COMPANY

     The information set forth below is as of November 1, 1994.

     The Board is comprised of eight directors: Frederick E. Hennig, Wilbert J. LeMelle, Robert P. Luciano, H. Barclay Morley, John E. Sexton, Ervin R. Shames, Patricia Carry Stewart and Frank J. Tasco. Each such director was elected at the May 1994 annual meeting of shareholders for a term ending at the next annual meeting of shareholders and until a successor is duly elected and qualified.

     Frederick E. Hennig, age 62, has served as a director since 1990. Mr. Hennig has been President and Chief Operating Officer of Woolworth Corporation, formerly F.W. Woolworth Co. (retail merchandising), since 1987. He is a director of Woolworth Corporation and is a member of the Canadian-American Committee of the National Planning Association. He is a member of the Committee on Officers' Compensation (the "Compensation Committee") and of the Audit and Nominating Committees of the Board.

     Wilbert J. LeMelle, age 62, has served as a director since 1987. Dr. LeMelle has been President of the Phelps-Stokes Fund (educational foundation) since June 1990. He was President of Mercy College from 1985 to 1990. He is a former Ambassador to Kenya and to The Seychelles. He is a director of the Council of American Ambassadors, the Carnegie Endowment for International Peace, the Chase Manhattan Metro North Advisory Board, and the Public Broadcast Service
(PBS). He is also a Trustee of the Woodrow Wilson Foundation and a member of the Council on Foreign Relations. He is Chairman of the Audit Committee and a member of the Executive and Nominating Committees and of the Compensation Committee of the Board.

     Robert P. Luciano, age 61, has served as a director since 1989. Mr. Luciano has been the Chairman of the Board and Chief Executive Officer of Schering-Plough Corporation (pharmaceuticals and consumer products) since January 1984. He joined Schering-Plough Corporation in July 1978 and has been Executive Vice President (pharmaceutical operations), President and Chief Operating Officer, and President and Chief Executive Officer. He is a director of Schering-Plough Corporation, C. R. Bard, Inc., Allied Signal Inc. and Merrill Lynch & Co., Inc. He is Chairman of the Nominating Committee and a member of the Audit and Executive Committees and of the Compensation Committee of the Board.

     H. Barclay Morley, age 65, has served as a director since 1992. Mr. Morley was formerly Chairman of the Board and Chief Executive Officer of Stauffer Chemical Company. He was its Chief Executive Officer from 1974 to 1985. He joined Stauffer Chemical Company in 1962 and has been an Executive Vice President, President and Chief Operating Officer and a director of that Company. He is a Director of Schering-Plough Corporation, Champion International Corporation, American Maize-Products Company and The Bank of New York Company, Inc. He is Chairman of the Compensation Committee and a member of the Executive, Nominating and Pension Committees of the Board.

     John E. Sexton, age 52, was elected a director in 1994. Mr. Sexton has been Dean of the New York University School of Law since 1988. He began teaching at New York University School of Law in 1981, becoming a Professor of Law in 1984, specializing in the area of Civil Procedure, Constitutional Law and Religion and Law. He is currently serving as a Special Master in connection with the Love Canal litigation and the Drexel Burnham litigation, and is on the American Arbitration Association's Panel of Neutral Arbitrators for Complex Cases. He is director of the Fund for Modern Courts and a member of the Board of Trustees of the New York University Law Center Foundation. He is a member of the Audit, Pension and Nominating Committees of the Board.

     Ervin R. Shames, age 54, has served as a director, President and Chief Operating Officer of the Company since June 28, 1993, and Chief Executive Officer since December 9, 1993. He was President and Chief Executive Officer of The Stride Rite Corporation from June 1990 to June 1993 and Chairman of the Board from June 1992 to June 1993. From November 1989 until June 1990, he was Chairman of the Board, President and Chief Executive Officer of The Kendall Company. Prior to that, he held the office of President of Kraft USA from February 1989 to August 1989 and was President and Chief Executive Officer of General Foods USA from 1986 to January 1989. He is also a director of First Brands Corporation. He is a member of the Executive and Pension Committees of the Board.

     Patricia Carry Stewart, age 66, has served as a director since 1976. Ms. Stewart is the Retired Vice President of the Edna McConnell Clark Foundation, a charitable foundation, and serves as director of Bankers Trust Company, Continental Corporation and Melville Corporation. She is also Vice Chair of the Board of Trustees of Cornell University, a member of the Cornell University Medical College Board of Overseers and a Director Emeritus of the Investor Responsibility Research Center. She is also a member of the Council on Foreign Relations and a director of the Community Foundation for Palm Beach and Martin Counties. She is Chair of the Pension Committee and a member of the Executive, Audit and Nominating Committees of the Board.

     Frank J. Tasco, age 67, has served as Chairman since December 1993 and as a director since 1988. He was Chairman and Chief Executive Officer of Marsh & McLennan Companies, Inc. (insurance/reinsurance broking, consulting, investment management) from 1986 until May 1992. He served as Chairman of the Executive Committee of the Marsh & McLennan Board of Directors from May 1992 to May 1994. He is also a director of The Travelers, Inc. (formerly Primerica Corporation) and the New York Telephone Company, Chairman of the Phoenix House Foundation and a Trustee of New York University. He is Chairman of the Executive Committee and a member of the Pension Committee of the Board.

                               EXECUTIVE OFFICERS

     The information set forth below is as of November 1, 1994.

     In addition to the executive officer of the Company listed above who is also a director, other executive officers of the Company, their ages and business experience during the past five years are as follows:

     Paul J. Josenhans, age 58, was elected Secretary of the Company effective April 26, 1991. He has served as Associate General Counsel since 1982.

     Randy D. Kautto, age 49, was elected Vice President -- Human Resources of the Company effective February 1, 1994. He was Vice President -- Employee Relations at Philip Morris Companies Inc. from 1992 to 1994. He was Vice President of Human Resources at General Foods USA from 1989 to 1992.

     David A. Kelly, age 56, was elected Vice President and Treasurer of the Company in 1980.

     Allan L. Miller, age 62, assumed the position of General Counsel of the Company in 1994 in addition to the position of Senior Vice President and Chief Administrative Officer of the Company to which he was elected in 1985.

     George P. Morris, age 50, assumed the positions of President of North American Pasta Products and Group Vice President of the Company effective October 10, 1994. Prior to that, he had served as Vice President of Finance for the North American and International Foods Division of the Company since September 9, 1993, as Vice President and Chief Strategic Officer of the Company since February 7, 1994, and as interim Chief Financial Officer of the Company from March 1994 to June 15, 1994. From 1991 to 1993, he served as Vice President and Group Executive and from 1989 to 1991 as Vice President, Finance, of Maxwell House, a company within the Kraft General Foods unit of Philip Morris Companies Inc.

     P. Michael Morton, age 48, was elected Vice President and General Controller of the Company effective June 9, 1994. He served as Controller of the Specialty Products Group of International Paper Company from 1990 to 1994 and as Controller of the Printing Papers Sector from June 1993 to 1994. From 1987 to 1989, he served as Vice President, Finance for the Worldwide Coffee and International Unit of General Foods Corporation.

     Joseph M. Saggese, age 63, has been Executive Vice President of the Company and President of the Packaging and Industrial Products Division Domestic and International since July 1, 1990. From January 1, 1985 to July 1, 1990, he served as a Senior Group Vice President of the Packaging and Industrial Products Division Domestic and International of the Company.

     James C. Van Meter, age 56, was elected Executive Vice President and Chief Financial Officer of the Company effective June 16, 1994. From 1983 to 1994, he served as Chief Financial Officer of Georgia-Pacific Corporation, where he also served as a Director beginning in 1990 and as Vice Chairman beginning in 1993.

     The Board of Directors designates executive officers each year and from time to time as necessary.

  Personnel and Functions of Board Committees

     The Company's by-laws (the "By-Laws") provide for five committees of the Board, namely, the Executive, Audit, Nominating and Pension Committees and the Compensation Committee.

     The Executive Committee consists of Mr. Tasco, Chairman, Mr. Shames and four non-employee directors, Messrs. LeMelle, Luciano, Morley and Ms. Stewart. The By-Laws provide that the Executive Committee may undertake those general or special duties assigned to it by the Board subject to the laws of the State of New Jersey which prohibit its amending by-laws, electing or appointing directors, removing officers or directors, submitting matters for shareholder approval, or amending or repealing resolutions previously adopted by the Board which by their terms are amendable or repealable only by the Board. The Executive Committee may exercise the powers of the Board in its absence when time is of the essence. The Executive Committee did not meet in 1993.

     The Audit Committee consists of five non-employee directors, Messrs. Hennig, LeMelle, Luciano, Sexton and Ms. Stewart. The Audit Committee met three times in 1993. The Audit Committee reviews management's selection of an accounting firm to conduct the annual audit of the Company's financial statements, reviews audit reports and recommendations, reviews the scope and adequacy of the internal auditing program and, from time to time, reports its findings to the Board.

     The Nominating Committee consists of six non-employee directors, Messrs. Hennig, LeMelle, Luciano, Morley, Sexton and Ms. Stewart. Created in November 1993, the Committee met in February 1994 to review and propose nominees for election as directors. The Nominating Committee reviews and determines the qualifications of potential directors, makes recommendations with respect to the composition of the Board, recommends candidates to fill vacancies on the Board and proposes a slate of nominees for election as directors at each annual meeting of shareholders. The Nominating Committee will consider candidates recommended by shareholders. If a shareholder wishes to nominate a candidate to stand for election as a director at the 1995 annual meeting, such nomination should be submitted to the Secretary of the Company, along with a description of the candidate's qualifications and relevant biographical data. The By-Laws provide that such a nomination must be in writing and received by the Secretary between February 20 and March 21, 1995.

     The Compensation Committee consists of four non-employee directors, Messrs. Hennig, LeMelle, Luciano, and Morley. The Compensation Committee met seven times in 1993. The Compensation Committee considers salaries for officers of the Company, administers the Management Incentive Plan and the Stock Option Plan, and reviews incentive compensation plans and related subjects.

     The Pension Committee consists of Mr. Tasco, Mr. Shames and three non-employee directors, Messrs. Morley and Sexton and Ms. Stewart. The Pension Committee met three times in 1993. The Pension Committee administers the Employees Retirement Income Plan (the "ERIP"), the retirement savings plans and the Employees Stock Ownership Plan (the "ESOP"), and oversees the investment of various related funds.

COMPENSATION OF DIRECTORS

     Each director who is not currently an employee of the Company is paid a retainer of $28,000 per annum. Every non-employee director is paid a meeting fee of $1,000 for attendance at each meeting of the Board. Directors may defer their compensation, in the form of deferred share equivalents, or cash with interest, until retirement from the Board. The Company assumes the payment of premiums for group life insurance in the amount of $100,000 for each non-employee director, the cost of which in 1993 was $4,048, in the aggregate. Commencing December 9, 1993, the Company retained Mr. Tasco as Chairman of the Board, with fixed compensation, in addition to the foregoing compensation as a director, at the rate of $100,000 per quarter.

     The Company had an agreement with Mr. R. J. Ventres, a former Chairman of the Board and Chief Executive Officer, retaining him as a consultant and as Chairman of the Executive Committee from March 1992 until April 1995, with fixed compensation at the rate of $250,000 per annum and limited benefits. Upon his resignation as a director, as of December 31, 1993, such agreement was amended to terminate such compensation at the end of April 1994.

     The Board met 13 times in 1993. Any officer of the Company who is also a director does not receive any compensation for service on the Board.

     The Board functions in part through its committees. The non-employee members of each of these committees are paid a meeting fee of $1,000 for each committee meeting attended. In addition, a committee chairman who is also a non-employee is paid an annual retainer of $1,000. The committees of the Board held a total of thirteen meetings during 1993.

     Current directors who are not employees of the Company are also provided, upon retirement and attaining age 70, with annual benefits through a funded grantor trust equal to their final annual retainer if they served in at least three plan years. Such benefits continue for up to 15 years. Retired directors are also invited to attend up to two Board meetings a year. If they attend, they are paid the usual directors' meeting fees. These benefits do not apply to Mr. Ventres or Mr. D'Amato.

                             EXECUTIVE COMPENSATION

     Unless otherwise indicated, the information presented below, in conformity with the rules and regulations of the Commission, is provided as of December 31, 1993.

     The following table provides certain summary information concerning compensation of all individuals serving during the last completed fiscal year as the Company's Chief Executive Officer, the four other most highly compensated executive officers as of December 31, 1993 and one additional former executive officer of the Company (the "Named Executive Officers") for the periods indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM COMPENSATION
                                                                                 ---------------------------------
                                                                                                           PAYOUTS
                                                                                        AWARDS             -------
                                                 ANNUAL COMPENSATION             --------------------      LONG-TERM
                                          ----------------------------------                  SECURITIES   INCENTIVE
                                                                      OTHER      RESTRICTED   UNDERLYING    PLAN         ALL OTHER
                                                                      ANNUAL      STOCK       OPTIONS/     (LTIP)          (9)
                                          SALARY        BONUS      COMPENSATION   AWARD(S)    LSARS        PAYOUTS      COMPENSATION
 NAME AND PRINCIPAL POSITION     YEAR       ($)          ($)           ($)         ($)          ($)          ($)           ($)
- -----------------------------    ----     -------      -------        ------     -------      -------      -------      ---------
E.R. Shames..................    1993     306,818      200,000(2)      9,065     555,000(3)   200,000         NONE        86,486(4)
 President & Chief Executive
   Officer (1)

J.M. Saggese.................    1993     364,000         NONE         2,991        NONE       14,000         NONE(5)     35,761
 Executive Vice President &      1992     325,000       40,000         2,274        NONE       14,000         NONE(6)     40,281
   President                     1991     325,000      130,663         3,889        NONE       14,000       54,167(7)     34,363
 Packaging & Industrial
   Products Division

G.J. Waydo...................    1993     352,000         NONE         5,489        NONE       14,000         NONE(5)     44,566
 Vice President                  1992     335,000         NONE         5,297        NONE       14,000         NONE(6)     63,774
                                 1991     335,000      184,295         3,365        NONE       14,000       61,905(7)     52,607

L.O. Doza....................    1993     351,000         NONE           442        NONE       10,500         NONE(5)     40,482
 Former Senior Vice President    1992     328,000         NONE         2,648        NONE       10,500         NONE(6)     58,718
   &                             1991     328,000      136,202         3,537        NONE       10,500       46,429(7)     49,462
 Chief Financial Officer (7A)

A.L. Miller..................    1993     345,000         NONE         2,869        NONE       10,500         NONE(5)     42,559
 Senior Vice President           1992     322,000         NONE         3,337        NONE       10,500         NONE(6)     56,269
 & Chief Administrative          1991     322,000      133,114         3,504        NONE       10,500       46,429(7)     51,213
   Officer

A.S. D'Amato.................    1993     777,173         NONE        11,097     175,006(8)    75,000         NONE(5)  4,422,120(11)
 Former Chairman & Chief         1992     725,000         NONE        10,222        NONE         NONE         NONE(6)     93,570
 Executive Officer (10)          1991     600,000      277,950         8,260        NONE      300,000       92,857(7)     66,688

J.G. Hettinger...............    1993     370,000(12)     NONE         4,049        NONE       15,000         NONE(5)    298,794(13)
 Former Executive Vice           1992     352,000         NONE         2,517        NONE       15,000         NONE(6)     67,309
   President                     1991     352,000      187,455         1,499        NONE       15,000       61,905(7)     55,763
 & President, Grocery
   Products Division

- ---------------

(1) E.R. Shames became President and Chief Operating Officer June 28, 1993 and was appointed Chief Executive Officer on December 9, 1993. Compensation shown above is for all services rendered in all capacities during fiscal year 1993.

(2)  Bonus guaranteed per employment contract.

(3) Under his employment contract, Mr. Shames was awarded a total of 30,000 shares of restricted stock which vests 25% annually, or 7,500 shares for each completed year of employment, beginning July 1, 1994. Dividends are to be paid on this stock. At December 31, 1993, Mr. Shames had a total of 30,000 shares of restricted stock valued at $510,000.

(4) In addition to compensation in footnote 9, includes $60,000 in legal fees associated with his employment contract.

(5)  No payments were made for the period 1991-1993.

(6)  No payments were made for the period 1990-1992.

(7)  Amounts paid for the period 1989-1991.

(7A) Mr. Doza retired effective March 1, 1994.

(8) In January 1993, Mr. D'Amato was awarded a total of 6,350 shares of restricted stock which vested on December 9, 1993. At December 31, 1993 these shares were valued at $107,950.

(9)  All other compensation consists of the following:

                                                                EXECUTIVE FAMILY          MATCHING          CAPITAL
                                                               SURVIVOR PROTECTION      CONTRIBUTION      ACCUMULATION
                                                       YEAR         PLAN (A)          (RSP AND ESP)(B)     ACCOUNT(C)     TOTAL
                                                       ----    -------------------    ----------------    ------------    ------
     E.R. Shames....................................   1993           13,219               11,167             2,100       26,486
     J.M. Saggese...................................   1993           16,122               15,439             4,200       35,761
                                                       1992           13,299               22,782             4,200       40,281
                                                       1991           11,106               19,057             4,200       34,363
     G.J. Waydo.....................................   1993           21,495               18,871             4,200       44,566
                                                       1992           23,223               36,351             4,200       63,774
                                                       1991           17,995               30,412             4,200       52,607
     L.O. Doza......................................   1993           17,464               18,818             4,200       40,482
                                                       1992           22,024               32,494             4,200       58,718
                                                       1991           17,316               27,946             4,200       49,462
     A.L. Miller....................................   1993           19,863               18,496             4,200       42,559
                                                       1992           20,211               31,858             4,200       56,269
                                                       1991           19,162               27,851             4,200       51,213
     A.S. D'Amato...................................   1993           31,374               31,593             4,200       67,167
                                                       1992           39,223               50,147             4,200       93,570
                                                       1991           26,368               36,120             4,200       66,688
     J.G. Hettinger.................................   1993            8,541               19,836             1,750       30,127
                                                       1992           25,347               37,762             4,200       67,309
                                                       1991           19,661               31,902             4,200       55,763

     (a) The Executive Family Survivor Protection Plan provides for a benefit of 2% of annual earnings each year (base pay and short-term incentive bonus) payable at termination, Company-provided death benefit of one times earnings and the cost of providing a pre-retirement annuity to a surviving spouse or dependent children upon death of the executive while an employee.

     (b) "RSP" and "ESP" refer to the Company's Retirement Savings Plan and executive supplemental benefit plans, respectively.

     (c) The Capital Accumulation Account provides a benefit of $350 per month payable at termination in lieu of certain previously provided medical benefits.

(10) Mr. D'Amato ceased to be Chief Executive Officer effective December 9,
     1993.

(11) Includes $757,000 paid incident to termination in consideration for waiving certain rights under employment agreement, including the right to options on 100,000 shares of Common Stock; $67,167 as noted in footnote 9, above; and a total of $3,597,953 consisting of post-termination salary payable through October 31, 1997, secretarial services of up to $30,000 per year for two years, and $35,777 in legal fees associated with Mr. D'Amato's termination arrangement. In addition, he is entitled to active employee benefits through October 31, 1997 and certain miscellaneous transition expenses. All of the foregoing future payments are contingent upon his continued compliance with the terms of his employment agreement, and are subject to acceleration upon a change in control of the Company prior to November 1, 1997.

(12) Mr. Hettinger resigned his position effective March 1, 1993. Of the $370,000 shown as salary, $308,333 represents post-termination salary paid in 1993.

(13) Includes $30,127, as noted in footnote 9, and $268,667 of post-termination salary and outplacement-related expenses payable through August 31, 1994 contingent upon Mr. Hettinger's continued compliance with the terms of his employment agreement. Mr. Hettinger will also continue to receive certain employee benefits described under "-- Employment, Termination and Change-in-Control Arrangements" which are not currently quantifiable.

     The following table provides information on Stock Option/LSAR grants during fiscal year 1993 to the Named Executive Officers.

                     OPTION/LSAR GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

                                       INDIVIDUAL GRANTS
                          --------------------------------------------                    POTENTIAL REALIZABLE
                              # OF                                                          VALUE AT ASSUMED
                           SECURITIES       % OF TOTAL                                    ANNUAL RATES OF STOCK
                           UNDERLYING      OPTIONS/LSARS     EXERCISE                    PRICE APPRECIATION FOR
                          OPTIONS/LSARS     GRANTED TO          OR                           OPTION TERM (2)
                             GRANTED       EMPLOYEES IN     BASE PRICE    EXPIRATION     -----------------------
         NAME                (#) (1)        FISCAL YEAR     ($/SHARE)        DATE        @ 5% ($)     @ 10% ($)
- -----------------------   -------------    -------------    ----------    ----------     ---------    ----------
E.R. Shames............      200,000           36.8%           17.75      09/27/2003     2,232,000    5,658,000
J.M. Saggese...........       14,000            2.6%           27.56      01/25/2003       242,620      614,880
G.J. Waydo.............       14,000            2.6%           27.56      09/30/1994       242,620      614,880
L.O. Doza..............       10,500            1.9%           27.56      02/28/1999        98,385      223,230
A.L. Miller............       10,500            1.9%           27.56      01/25/2003       181,965      461,160
A.S. D'Amato...........       75,000           13.8%           27.56      10/31/2002     1,299,750    3,294,000
J.G. Hettinger.........       15,000            2.8%           27.56      08/31/1994       259,950      658,800

- ---------------
(1) Under the Company's stock option plan, Stock Options have been granted at an exercise price of 100% of fair market value. Stock Options are exercisable one year from date of grant and over a period of not more than ten years from the date of grant. Limited stock appreciation rights ("LSARs") (rights exercisable only in the event of a change of control) attach to the Stock Options granted to executive officers. Executive officers were also granted cash-only units, in corresponding numbers and exercise price, exercisable within six months from date of grant after a change in control with provisions to prevent duplication of benefits.

(2) These amounts represent assumed rates of appreciation only. Actual gains, if any, on Stock Option exercises and Common Stock holdings will be dependent on overall market conditions and on the future performance of the Company and its Common Stock. There can be no assurance that the amounts reflected in this table will be achieved.

     In May 1994, the shareholders of the Company approved the Company's 1994 stock option plan (the "1994 Option Plan") and the Company's 1994 Management Incentive Plan (the "MIP") which are included as exhibits to the Schedule 14D-9 and are incorporated by reference herein. Under the 1994 Option Plan, 6,000,000 shares of Common Stock may be issued pursuant to Stock Options and stock appreciation rights ("SARs"), including LSARs. Stock Options and SARs that are granted under the 1994 Option Plan generally may not be exercised until the grantee completes at least 12 months of continuous employment with the Company after the date of grant. However, if the grantee dies, becomes disabled, or retires, or if a change in control occurs before Stock Options or SARs become exercisable, the Compensation Committee, which is charged with administering the 1994 Option Plan, may cause such Stock Options and SARs to become immediately exercisable. Generally, unexercised Stock Options and SARs terminate after the grantee's employment ceases (except in the case of death or disability). However, the 1994 Option Plan provides that, at or any time after the grant of a Stock Option or SAR, the Committee may provide that if the grantee is terminated without cause within two years after a change in control, he may exercise his Stock Options and SARs during a period of 90 days following his termination. In case of, or in anticipation of, a change in control of the Company, as defined in the MIP, the Compensation Committee may make pro-rata interim annual and long-term awards for the year of the change, based on the lower of that year's estimated income or the prior year's actual income. If such change in control should take place soon after the end of a year, the Compensation Committee may make annual and long-term awards for the prior year based upon unaudited figures. FOR INFORMATION REGARDING THE TREATMENT OF STOCK OPTIONS AND AWARDS UNDER THE MIP PURSUANT TO THE MERGER AGREEMENT, SEE THE DISCLOSURE UNDER ITEM 3(B)(2) OF THE SCHEDULE 14D-9, WHICH IS INCORPORATED HEREIN BY REFERENCE.

     The following table provides information on Stock Option/LSAR exercises during fiscal year 1993 by the Named Executive Officers and the value of their unexercised Stock Options/LSARs at December 31, 1993.

              AGGREGATED OPTION/LSAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR END OPTION/LSAR VALUES

                                                               # OF SECURITIES           VALUE OF UNEXERCISED
                                   SHARES                        UNDERLYING                  IN-THE-MONEY
                                  ACQUIRED                UNEXERCISED OPTIONS/LSARS     OPTIONS/LSARS AT FISCAL
                                     ON         VALUE      AT FISCAL YEAR END (1)          YEAR END ($) (2)
                                  EXERCISE     REALIZED   -------------------------    -------------------------
             NAME                   (#)          ($)      EXERCISABLE   UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
- ------------------------------   ----------    -------    ----------    -----------    ----------    -----------
E.R. Shames...................        0          N/A              0       200,000              0          0
J.M. Saggese..................        0          N/A        112,800        14,000        131,990          0
G.J. Waydo....................        0          N/A        138,500        14,000              0          0
L.O. Doza.....................        0          N/A        115,200        10,500              0          0
A.L. Miller...................        0          N/A        139,200        10,500         61,094          0
A.S. D'Amato..................        0          N/A        513,000             0              0          0
J.G. Hettinger................        0          N/A        136,200        15,000              0          0

- ---------------
(1) Represents the number of Stock Options held at year-end which can and cannot be exercised.

(2) Represents the total gain which would be realized if all Stock Options for which the year-end stock price was greater than the exercise price were exercised. Based on market value of $17 per share on December 31, 1993.

     The following table provides information awards made in fiscal year 1993 to the Named Executive Officers pursuant to the Company's Long-Term Incentive Plan (the "LTIP").

             LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR

                                   NUMBER
                                    OF
                                   SHARES,      PERFORMANCE                ESTIMATED FUTURE
                                   UNITS,       OR OTHER                    PAYOUTS UNDER
                                    OR           PERIOD                    NON-STOCK PRICE-
                                   OTHER          UNTIL                    BASED PLANS (2)
                                   RIGHTS       MATURATION               --------------------
             NAME                  (#)(1)       OR PAYMENT   THRESHOLD    TARGET     MAXIMUM
- ------------------------------     -----        ---------    --------    --------    --------
E.R. Shames...................     3,000        1993-1995    $120,000    $300,000    $405,000
J.M. Saggese..................     1,500        1993-1995      60,000     150,000     202,500
G.J. Waydo(3).................     1,500        1993-1995           0           0           0
L.O. Doza(3)..................     1,150        1993-1995           0           0           0
A.L. Miller...................     1,150        1993-1995      46,000     115,000     155,250
A.S. D'Amato(3)...............     6,000        1993-1995           0           0           0
J.G. Hettinger(3).............     1,500        1993-1995           0           0           0

- ---------------
(1) 1 Unit = $100.

(2) 1993-1995 long-term award payouts are based on earnings-per-share ("EPS") improvement over the base year (1992). The target amount will be earned if 100% of target EPS improvement is achieved; the threshold amount if 73% is achieved; and the maximum amount, if 120% is achieved. One quarter of the award is allocated for each year (1993, 1994, and 1995), in which EPS improvement is achieved over base year (1992), and one quarter of the award is allocated for three year average improvement over base year (1992).

(3) While awards were made to Messrs. D'Amato, Doza, Hettinger, and Waydo in fiscal 1993, they are no longer eligible for any compensation under the LTIP.

RETIREMENT BENEFITS

     The Borden Employees Retirement Income Plan ("ERIP") for salaried employees was amended as of January 1, 1987 to provide benefit credits of 3% of earnings which are less than the Social Security wage base for the year plus 6% of earnings in excess of the wage base and an additional 1.5% and 3%, respectively, for certain older employees. Earnings include annual incentive awards paid currently but exclude any long-term incentive awards. Benefits for service through December 31, 1986 are based on the ERIP formula then in effect, and have been converted to opening balances under the ERIP. Both opening balances and benefit credits receive interest credits at one-year Treasury Bill rates until the participant commences receiving benefit payments. For the year 1993, the interest rate was 3.68%.

     At the time the ERIP was amended as of January 1, 1983, a provision for the grandfathering of benefits for then key employees including executive officers as of January 1, 1983 was added to the Company's retirement program that, generally speaking, provided for the payment of any shortfall if the sum of (a) the pension actually payable on retirement under the ERIP (and any excess or supplemental plans), together with (b) the amount (converted to a pension equivalent) attributable to Company contributions that would be standing to the employee's credit at retirement under the Company's Retirement Savings Plan (the "RSP") if the employee had contributed to the maximum permitted rate (subject to Company matching) after December 31, 1983 until retirement, does not equal or exceed the sum of (c) the retirement income calculated on the basis of the pre-amendment ERIP pension formula (with certain adjustments), and (d) the amount (converted to a pension equivalent) attributable to Company contributions that would be standing to the employee's credit at retirement had the RSP as in effect on January 1, 1983 remained unchanged and had the Company's contributions after December 31, 1983 been equal to 3.3% of compensation. The projected pension figures for Messrs. D'Amato, Doza, Hettinger, Miller and Saggese appearing at the end of this section include the effect of the foregoing grandfathering.

     The ERIP contains transitional provisions for employees who met certain age and service requirements at January 1, 1987. The transitional minimum benefit is a final average pay benefit for service prior to 1988 plus a career average pay benefit based on each year's earnings for years 1988 through 1996 (1% of each year's earnings up to the Social Security wage base plus 1 1/2% of excess). Benefits vest on a graded five-year schedule for employees hired prior to July 1, 1990. Benefits vest after completion of five years of employment for employees hired on or after July 1, 1990.

     The Company has a supplemental plan which will provide those benefits which are otherwise produced by application of the ERIP formula, but which, under
Section 415 or Section 401(a)(17) of the Code, are not permitted to be paid through a qualified plan and its related trust. Such an arrangement is specifically provided for under the law.

     Since no payments will be made from the ERIP on account of deferred incentive compensation awards or certain other deferred compensation, the Company will pay a supplemental pension to employees who defer such annual amounts in the same amounts realizable as if the deferred amounts had been paid currently.

     The total projected annual benefits payable under the formulas of the ERIP at age 65 (67 for Mr. D'Amato), without regard to the Section 415 or 401(a)(17) of the Code limit and recognizing supplemental pensions as described above, are as follows for the Named Executive Officers of the Company: Mr.
D'Amato -- $551,118, Mr. Doza -- $96,440 (assuming accrual of benefits through February 28, 1994), Mr. Hettinger -- $84,254, Mr. Miller -- $167,285, Mr.
Saggese -- $209,043, Mr. Shames -- $108,833 (not including a supplemental pension benefit payable under his employment agreement beginning at age 65 of $100,000 annually continuing for the number of years of completed service), and Mr. Waydo -- $74,451.

EMPLOYMENT, TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has had an employment agreement with Mr. D'Amato since December 1990 when he became President and Chief Operating Officer of the Company. The agreement was amended several times, including at the time of his promotion to Chief Executive Officer, upon the hiring of Mr. Shames as President and Chief Operating Officer, and upon the termination of Mr. D'Amato's employment with the Company, effective December 9, 1993. As amended, the agreement provides for certain payments and benefits upon termination by the Company other than for cause through October 31, 1997. Upon Mr. D'Amato's termination in December 1993, payments to him of $900,000 annually commenced pursuant to the existing agreement. The payments accelerate upon a change in control of the Company prior to November 1, 1997 and are subject to his compliance with an agreement not to engage in competition with the Company or solicit customers or employees of the Company and to assist and cooperate with the Company, upon request, with matters within his special knowledge or competence. In December, Mr. D'Amato received a payment of $757,000 in consideration for waiving certain rights, including a right to the grant of Stock Options on 100,000 shares. The agreement also provides for the immediate vesting of 6,350 shares of restricted stock that were to vest on January 25, 1996, Stock Options on 75,000 shares of Common Stock exerciseable at $27.56 that were to vest on January 1, 1994, and Stock Options on 180,000 shares of Common Stock exerciseable at $32.06 that were to vest at the rate of 60,000 shares per year on each of September 1, 1994, 1995 and 1996. In addition, all existing Stock Options may be exercised up to five years after the term of the agreement, but in no event after their scheduled expiration dates.

     The Company has also had an employment agreement with Mr. Shames since June 1993, when he was hired as President and Chief Operating Officer. The original terms were based in part upon the need to compensate him for his forfeiture of substantial monetary and other benefits he would have been entitled to had he remained as Chief Executive Officer of his previous employer. Changes in the agreement were approved as a result of his promotion to Chief Executive Officer in December 1993. The agreement now provides for a base salary of $800,000; a guaranteed annual incentive for 1993 of $200,000; 30,000 shares of restricted stock, one quarter of which vest each year over the four years, beginning July 1, 1994, and all of which vest upon a change in control to the extent not previously vested; a Stock Option grant on 200,000 shares of Common Stock at market ($17.75 per share) in 1993 and a Stock Option grant on 150,000 shares of Common Stock at market ($14.50 per share) consisting of a 100,000 share Stock Option originally promised for 1994 and accelerating a 50,000 share Stock Option originally promised for 1995. In addition, the agreement provides for grants at market on July 1, 1994 and January 2, 1995, of performance vesting Stock Options on 250,000 shares of Common Stock each grant, which can be exercised only after one year from the date of grant and only after an average stock price of $21.50 per share and $25.00 per share respectively is maintained for 20 consecutive trading days. The agreement further provides that, if Mr. Shames purchases shares of Common Stock at any one time prior to February 22, 1995, he shall receive Stock Options to purchase two times the number of shares of Common Stock purchased at the purchase price, up to a maximum of 100,000 shares. Finally, the agreement provides a supplemental pension benefit beginning at age 65 of $100,000 annually, continuing for the number of years of completed service, and for payment, upon termination by the Company other than for cause, of a minimum annual compensation of $950,000 for three years following such termination.

     The Company has a salary continuance arrangement (the "CORE Arrangement") with a number of key employees and executive officers including Messrs. Shames, Saggese, and Miller ("CORE members"), which provides for the payment of one year of base salary if employment is terminated without cause. As of December 31, 1993, there were 24 CORE members. In the event that any individual or group acquires 15% of the shares and holds it for 30 days, the CORE Arrangements are extended to a period of between two and three years, generally based on age and length of service. In the event a CORE member is terminated without cause following any such extension, the CORE Arrangement provides for the continuance of salary, bonus and other compensation and benefits. Payments thereunder could be reduced or eliminated by compensation earned from other specified employment. Arrangements have also been made for payment by the Company, upon certain conditions, of the legal expenses of these employees if they are required to enforce the provisions of their CORE Arrangement. If any excise tax (under Sec. 4999 of the Code) is imposed in respect of payments under the CORE Arrangement or Mr. D'Amato's employment agreement, the Company will pay to such officers an amount that will net the officers the same sum as they would have retained if the excise tax did not apply. An offset provision in Mr. Shames' employment agreement prevents any duplication of payments under his employment agreement with payments under his CORE Arrangement.

     Mr. Hettinger, a CORE member and executive officer of the Company since 1985, resigned effective March 1, 1993. Pursuant to a termination agreement with the Company which superseded his CORE Arrangement, he received payments equal to his base salary through August 31, 1994. The agreement extends certain perquisites, provides for reimbursement of certain outplacement-related expenses, and extends certain medical, life insurance, pension and other employee benefits, all subject to Mr. Hettinger's compliance with an agreement not to compete. Mr. Waydo, also a CORE member and executive officer since 1985, has a termination arrangement with the Company which superseded his CORE Arrangement and provided him with employment by the Company through September 30, 1994. The agreement provides for the continuation of his base salary through September, 1995, the extension of certain perquisites, reimbursement of certain outplacement-related expenses and the option to extend health insurance or convert to a private insurance plan, all subject to his compliance with an agreement not to compete. Mr. Doza, a CORE member and executive officer since 1977, retired effective March 1, 1994. Pursuant to a termination agreement with the Company which supersedes his CORE Arrangement, he will receive payments equal to his base salary through August 31, 1995. The agreement extends certain perquisites, provides for reimbursement of certain outplacement-related expenses, and extends certain medical, life insurance, pension and other employee benefits, all subject to Mr. Doza's compliance with certain obligations under the agreement.

     FOR THE TREATMENT OF CERTAIN EMPLOYMENT AGREEMENTS, COMPENSATION AND BENEFIT PLANS, INCLUDING STOCK OPTIONS, UNDER THE MERGER AGREEMENT SEE THE DISCLOSURE UNDER ITEM 3(B)(2) OF THE SCHEDULE 14D-9, WHICH IS INCORPORATED HEREIN BY REFERENCE.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth information, as of November 15, 1994, with respect to the ownership of shares of Common Stock and Series B Preferred Stock (the only classes of outstanding voting securities of the Company) by each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock. The Company is not aware of any beneficial owner of more than 5% of the outstanding shares of Series B Preferred Stock. Statements regarding beneficial ownership are based upon information furnished by the transfer agent and contained in Schedules 13D and 13G filed with the Commission. Unless otherwise indicated below, each shareholder has sole voting and dispositive power with respect to all shares beneficially owned.

                                                               AMOUNT AND
                                                                NATURE OF
                                                               BENEFICIAL
                                                                OWNERSHIP        PERCENT
                   NAME AND ADDRESS OF                          OF COMMON          OF
                    BENEFICIAL OWNER                              STOCK           CLASS
- ---------------------------------------------------------     -------------     ---------
FMR Corp.................................................      14,599,083(1)     10.29%(2)
82 Devonshire Street
Boston, MA 02109
Whitehall Associates, L.P. and affiliates................      28,138,000(3)     16.56%(2)
9 West 57th Street
New York, NY 10019

- ---------------

(1) In a Schedule 13G filing with the Commission, FMR Corp. ("FMR") has reported that these shares are beneficially owned by two wholly owned subsidiaries of FMR, Fidelity Management & Research Company, which beneficially owns shares of Common Stock as a result of acting as investment advisor to several investment companies, and Fidelity Management Trust Company, through which FMR has sole voting power with respect to 95,911 shares of Common Stock and sole dispositive power with respect to 14,599,083 shares of Common Stock.

(2) Under the terms of Rule 13d-3 ("Rule 13d-3") promulgated under the Exchange Act, Stock Options that are presently exercisable or exercisable within 60 days after November 15, 1994, which are owned by each individual are deemed to be outstanding for purposes of computing the percentage of Shares of Common Stock owned by that individual. Therefore, each percentage is computed based on the sum of (i) the shares actually outstanding as of November 15, 1994 and (ii) the number of Stock Options exercisable within 60 days of November 15, 1994, owned by that individual or entity whose percentage of share ownership is being computed, but not taking account of the exercise of Stock Options by any other person or entity.

(3) In Schedule 13D filings with the Commission, the Partnership and its affiliates, Borden Acquisition Corp., and KKR Associates, have indicated that this beneficial ownership consists solely of the Option, which is exercisable immediately. FOR A DESCRIPTION OF THE TERMS OF THE OPTION, SEE
    ITEM 3(B)(2) OF THE SCHEDULE 14D-9.

                  OWNERSHIP BY MANAGEMENT OF EQUITY SECURITIES

     Shown below, as reported to the Company, is information as of November 15, 1994, unless otherwise indicated, as to beneficial ownership of equity securities of the Company, for each director, for each Named Executive Officer and for all directors and executive officers as a group.

                                                                 NUMBER OF
                                                                  SHARES
                                                                OF COMMON
                                                                 STOCK(1)
                                                                BENEFICIALLY  PERCENT
                          NAME                                    OWNED(2)    OWNED(5)
- ---------------------------------------------------------       ----------    -----
DIRECTORS
     Frederick E. Hennig.................................            4,513(3)     *
     Wilbert J. Lemelle..................................              998(3)     *
     Robert P. Luciano...................................            1,000        *
     H. Barclay Morley...................................            1,000        *
     John E. Sexton......................................              100        *
     Ervin R. Shames.....................................          230,100        *
     Patricia Carry Stewart..............................            1,200        *
     Frank J. Tasco......................................           34,707(3)     *
NAMED EXECUTIVE OFFICERS
     Anthony S. D'Amato..................................          583,624(4)     *
     Lawrence O. Doza....................................          181,875(4)     *
     Jon G. Hettinger....................................            4,387(4)     *
     Allan L. Miller.....................................          216,646        *
     Joseph M. Saggese...................................          145,996        *
     George J. Waydo.....................................           29,193(4)     *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (20).....        1,601,948     1.12%

- ---------------

 *  Less than 1%.

(1) None of the directors or executive officers held any Series B Preferred Stock as of November 15, 1994.

(2) Includes deferred shares of Common Stock earned pursuant to the Management Incentive Plan, shares of Common Stock held in the RSP, Directors' deferred compensation share equivalents, shares under the Executives Supplemental Pension Plan ("ESPP") and also shares allocated under the ESOP. The numbers of shares of Common Stock held in the RSP, under the ESPP and allocated under the ESOP are stated as of December 31, 1993, which is the most current information available to the Company. Shares in the RSP will be voted in the same proportion as the shares allocated to employees are voted by employees in the ESOP. Also includes a total of 30,000 shares originally granted to Mr. Shames as restricted stock under the 1994 Stock Option Plan. Also includes shares of Common Stock that can be acquired within 60 days, pursuant to outstanding employee Stock Options, which total 513,000 shares for Mr. D'Amato, 125,700 shares for Mr. Doza, 140,100 shares for Mr. Miller, 117,200 shares for Mr. Saggese, 200,000 shares for Mr. Shames and 1,204,100 shares for all directors and executive officers as a group.

(3) Member of Dividend Reinvestment Plan.

(4) Messrs. D'Amato, Doza, Hettinger, and Waydo are no longer employed by the Company. Information as to their beneficial ownership is as of November 1, 1994.

(5) The percentage owned has been indicated where the percentage exceeds 1.0%. Pursuant to Rule 13d-3, Stock Options that are presently exercisable or exercisable within 60 days after November 15, 1994 which are owned by each individual are deemed to be outstanding for purposes of computing the percentage of shares of Common Stock owned by that individual. Therefore, each percentage is computed based on the sum of (i) the shares actually outstanding as of November 15, 1994 and (ii) the number of Stock Options exercisable within 60 days of November 15, 1994 owned by that individual or entity whose percentage of share ownership is being computed, but not taking account of the exercise of Stock Options by any other person or entity.

                        COMPLIANCE WITH SECTION 16(A) OF
                        THE EXCHANGE ACT IN FISCAL 1993

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of shares of Common Stock and other equity securities of the Company. Officers, directors and greater than 10% shareholders are required by the rules and regulations promulgated by the Commission under the Exchange Act to furnish the Company with copies of all
Section 16(a) forms that they file.

     To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 1993, all
Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with.

                                 EXHIBIT INDEX

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
                                                 DESCRIPTION                                PAGE
                        --------------------------------------------------------------  ------------
    Exhibit 99.1     -- Letter of Intent, dated September 11, 1994, between the
                        Company and the Partnership (incorporated by reference to
                        Exhibit 99 to the Company's Report on Form 8-K, dated
                        September 11, 1994). .........................................
    Exhibit 99.2     -- Agreement and Plan of Merger, dated as of September 23, 1994, among the Partnership, the Purchaser and the Company
                        (incorporated by reference to Exhibit 3 to the Company's
                        Report on Form 8-K, dated September 23, 1994 (the "September
                        23, 1994 8-K")). .............................................

    Exhibit 99.3     -- Form of Amendment, dated as of November 15, 1994, among the
                        Purchaser, the Partnership and the Company, to the Agreement
                        and Plan of Merger, dated as of September 23, 1994, among the
                        Partnership, the Purchaser and the Company. ..................

    Exhibit 99.4     -- Conditional Purchase/Stock Option Agreement, dated as of
                        September 23, 1994, among the Partnership, the Purchaser and the Company (incorporated by reference to Exhibit 4 to the
                        September 23, 1994). .........................................

    Exhibit 99.5     -- Confidentiality Agreement, dated August 2, 1994, between KKR and the Company. .............................................

    Exhibit 99.6     -- Letter to Shareholders of the Company, dated November 22,
                        1994.(1)......................................................

    Exhibit 99.7     -- Letter from P.B. Kazarian to F.J. Tasco, dated May 24, 1994
                        (incorporated by reference to Exhibit 1 to the Company's
                        Report on Form 8-K, dated October 5, 1994, regarding the
                        background and reasons for entering into the Merger Agreement and the Conditional Purchase/Option Agreement (the "October 5,
                        1994 8-K")). .................................................

    Exhibit 99.8     -- Letter from P.B. Kazarian to F.J. Tasco, dated June 5, 1994
                        (incorporated by reference to Exhibit 2 to the October 5, 1994
                        8-K). ........................................................

    Exhibit 99.9     -- Letter from Japonica Partners to J. Rosenfeld, dated June 8,
                        1994 (incorporated by reference to Exhibit 3 to the October 5,
                        1994 8-K). ...................................................

    Exhibit 99.10    -- Letter from F.J. Tasco to Japonica Partners, dated June 13,
                        1994 (incorporated by reference to Exhibit 4 to the October 5,
                        1994 8-K). ...................................................

    Exhibit 99.11    -- Letter from P.B. Kazarian to J. Rosenfeld, dated June 20, 1994
                        (incorporated by reference to Exhibit 5 to the October 5, 1994
                        8-K). ........................................................

    Exhibit 99.12    -- Letter from P.B. Kazarian to M. David-Weill, dated June 24,
                        1994 (incorporated by reference to Exhibit 6 to the October 5,
                        1994 8-K). ...................................................

    Exhibit 99.13    -- Letter from P.B. Kazarian to F.J. Tasco, dated July 5, 1994
                        (incorporated by reference to Exhibit 7 to the October 5, 1994
                        8-K). ........................................................

    Exhibit 99.14    -- Letter from P.B. Kazarian to F.J. Tasco, dated July 14, 1994
                        (incorporated by reference to Exhibit 8 to the October 5, 1994
                        8-K). ........................................................

    Exhibit 99.15    -- Letter from F.J. Tasco to P.B. Kazarian, dated July 19, 1994
                        (incorporated by reference to Exhibit 9 to the October 5, 1994
                        8-K). ........................................................

    Exhibit 99.16    -- Letter from Japonica Partners to J. Rosenfeld, dated July 26,
                        1994 (incorporated by reference to Exhibit 10 to the October
                        5, 1994 8-K). ................................................

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
                                                 DESCRIPTION                                PAGE
                        --------------------------------------------------------------  ------------
    Exhibit 99.17    -- Letter from Japonica Partners to F.J. Tasco, dated July 26,
                        1994 (incorporated by reference to Exhibit 11 to the October
                        5, 1994 8-K). ................................................

    Exhibit 99.18    -- Letter from P.B. Kazarian to F.J. Tasco, dated August 11, 1994
                        (incorporated by reference to Exhibit 12 to the October 5,
                        1994 8-K). ...................................................

    Exhibit 99.19    -- Letter from P.B. Kazarian to F.J. Tasco, dated August 19, 1994
                        (incorporated by reference to Exhibit 13 to the October 5,
                        1994 8-K). ...................................................

    Exhibit 99.20    -- Letter from Japonica Partners to E.R. Shames with attached list of questions to management, dated September 7, 1994
                        (incorporated by reference to Exhibit 14 to the October 5,
                        1994 8-K). ...................................................

    Exhibit 99.21    -- Letter from P.B. Kazarian to F.J. Tasco, dated September 13,
                        1994 (incorporated by reference to Exhibit 15 to the October
                        5, 1994 8-K). ................................................

    Exhibit 99.22    -- Letter from A.L. Miller to P.B. Kazarian, dated September 14,
                        1994 (incorporated by reference to Exhibit 16 to the October
                        5, 1994 8-K). ................................................

    Exhibit 99.23    -- Letter from Japonica Partners to F.J. Tasco, dated September
                        15, 1994 (incorporated by reference to Exhibit 17 to the
                        October 5, 1994 8-K). ........................................

    Exhibit 99.24    -- Letter from F.J. Tasco to P.B. Kazarian with attached
                        confidentiality letter, dated September 16, 1994 (incorporated by reference to Exhibit 18 to the October 5, 1994 8-K). ......

    Exhibit 99.25    -- Letter from Japonica Partners to F.J. Tasco, dated September
                        17, 1994 (incorporated by reference to Exhibit 19 to the
                        October 5, 1994 8-K). ........................................

    Exhibit 99.26    -- Letter from F.J. Tasco to P.B. Kazarian, dated September 19,
                        1994 (incorporated by reference to Exhibit 20 October 5, 1994
                        8-K). ........................................................

    Exhibit 99.27    -- Letter from Japonica Partners to F.J. Tasco with "Dynamic
                        Tension" and "Management Principles" attachments, dated
                        September 21, 1994 (incorporated by reference to Exhibit 21 to the October 5, 1994 8-K). ....................................

    Exhibit 99.28    -- Letter from Japonica Partners to the Board, dated September
                        22, 1994 (incorporated by reference to Exhibit 22 to the
                        October 5, 1994 8-K). ........................................

    Exhibit 99.29    -- Letter from F.J. Tasco to P.B. Kazarian, dated September 23,
                        1994 (incorporated by reference to Exhibit 23 to the October
                        5, 1994 8-K). ................................................

    Exhibit 99.30    -- Letter from A.R. Brownstein to M. Nussbaum, dated September
                        26, 1994 (incorporated by reference to Exhibit 24 to the
                        October 5, 1994 8-K). ........................................

    Exhibit 99.31    -- Letter from Japonica Partners to F.J. Tasco, dated September
                        27, 1994 (incorporated by reference to Exhibit 25 to the
                        October 5, 1994 8-K). ........................................

    Exhibit 99.32    -- Letter from M. Nussbaum to M. Lipton, dated October 5, 1994
                        (incorporated by reference to Exhibit 26 to the October 5,
                        1994 8-K). ...................................................

    Exhibit 99.33    -- Letter from Japonica Partners to the Board, dated October 5,
                        1994 (incorporated by reference to Exhibit 27 to the October
                        5, 1994 8-K). ................................................

    Exhibit 99.34    -- Letter from Japonica Partners to the Board, dated October 18,
                        1994. ........................................................

    Exhibit 99.35    -- Letter from F.J. Tasco to P.B. Kazarian, dated October 27,
                        1994. ........................................................

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
                                                 DESCRIPTION                                PAGE
                        --------------------------------------------------------------  ------------
    Exhibit 99.36    -- Opinion of Lazard Freres, dated September 22, 1994 (set forth as Annex A to the Schedule 14D-9).(1).........................

    Exhibit 99.37    -- Opinion of First Boston, dated September 22, 1994 (set forth as Annex B to the Schedule 14D-9).(1).........................

    Exhibit 99.38    -- Complaint filed in Kohnstamm v. Borden, Inc. (N.J. Super. Ch.
                        Div. Sept. 12, 1994). ........................................

    Exhibit 99.39    -- Complaint filed in Hartman v. Borden, Inc. (Ohio Ct. Common
                        Pleas Sept. 12, 1994). .......................................

    Exhibit 99.40    -- Complaint filed in Jaroslawicz v. Borden, Inc. (Ohio Ct.
                        Common Pleas Sept. 22, 1994). ................................

    Exhibit 99.41    -- Complaint filed in Lubin v. Borden, Inc. (N.J. Super. Ch. Div.
                        Sept. 12, 1994). .............................................

    Exhibit 99.42    -- Complaint filed in Weiss v. Borden, Inc. (N.J. Super. Ch. Div.
                        Sept. 12, 1994). .............................................

    Exhibit 99.43    -- Complaint filed in Stepak v. Borden, Inc. (N.J. Super. Ch.
                        Div. Sept. 16, 1994). ........................................

    Exhibit 99.44    -- Complaint filed in Strougo v. Borden, Inc. (N.J. Super. Ch.
                        Div. Sept. 13, 1994). ........................................

    Exhibit 99.45    -- Complaint filed in Krim v. Borden, Inc. (N.J. Super. Ch. Div.
                        Sept. 14, 1994). .............................................

    Exhibit 99.46    -- Complaint filed in Peterson v. Borden, Inc. (N.J. Super. Ch.
                        Div. Sept. 16, 1994). ........................................

    Exhibit 99.47    -- Complaint filed in Marcus v. Borden, Inc. (N.J. Super. Ch.
                        Div. Sept. 22, 1994). ........................................

    Exhibit 99.48    -- Complaint filed in Dwyer v. Borden, Inc. (N.J. Super. Ch. Div.
                        Sept. 23, 1994). .............................................

    Exhibit 99.49    -- Complaint filed in Shingala v. Harper (Del. Ch. Sept. 13,
                        1994). .......................................................

    Exhibit 99.50    -- Complaint filed in Pittman Neurosurgical v. Borden, Inc. (N.J.
                        Super. Ch. Div. Sept. 29, 1994). .............................

    Exhibit 99.51    -- 1994 Management Incentive Plan (incorporated by reference to
                        Exhibit 10(iv) to the Company's Annual Report on Form 10-K for
                        the year ended December 31, 1993 (the "1993 10-K")). .........

    Exhibit 99.52    -- 1994 Stock Option Plan (incorporated by reference to Exhibit
                        10(v) to the 1993 10-K). .....................................

    Exhibit 99.53    -- Executive Family Survivor Protection Plan as amended through
                        December 9, 1993 (incorporated by reference to Exhibit 10(vi)
                        to the 1993 10-K). ...........................................

    Exhibit 99.54    -- Executives Excess Benefits Plan as amended through December 9,
                        1993 (incorporated by reference to Exhibit 10(vii) to the 1993
                        10-K). .......................................................

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
                                                 DESCRIPTION                                PAGE
                        --------------------------------------------------------------  ------------
    Exhibit 99.55    -- Executives Supplemental Pension Plan as amended through Decem-
                        ber 9, 1993 (incorporated by reference to Exhibit 10(viii) to the 1993 10-K). ..............................................

    Exhibit 99.56    -- Advisory Directors Plan (incorporated by reference to Exhibit
                        10(viii) to the Company's Annual Report on Form 10-K for the year ending December 31, 1989 (the "1989 10-K")). ............

    Exhibit 99.57    -- Advisory Directors Plan Trust Agreement (incorporated by reference to Exhibit 10(ix) to the Company's Annual Report on
                        Form 10-K for the year ending December 31, 1988 (the "1988
                        10-K")). .....................................................

    Exhibit 99.58    -- Supplemental Benefit Trust Agreement, as amended through
                        December 9, 1993 (incorporated by reference to Exhibit 10(xi)
                        to the 1993 10-K). ...........................................

    Exhibit 99.59    -- Form of Indemnification Letter Agreements entered into with all Directors of the Company (incorporated by reference to
                        Exhibit 10(xii) to the 1988 10-K). ...........................

    Exhibit 99.60    -- Form of Letter Agreement entered into with all holders of stock appreciation rights (incorporated by reference to
                        Exhibit 10(xiii) to the 1989 10-K). ..........................

    Exhibit 99.61    -- Agreement with Mr. A.S. D'Amato, Chairman and Chief Executive
                        Officer (incorporated by reference to Exhibit 10(i) to the
                        Company's quarterly report on Form 10-Q for the period ended
                        June 30, 1993 (the "June 30, 1993 10-Q")). ...................

    Exhibit 99.62    -- Amendment to Agreement with Mr. A.S. D'Amato (incorporated by reference to Exhibit 10(i) to the Company's quarterly report on Form 10-Q for the period ended September 30, 1993). .......

    Exhibit 99.63    -- Supplement to Agreement with Mr. A.S. D'Amato (incorporated by reference to Exhibit 10(xiv)(a) to the 1993 10-K). ...........

    Exhibit 99.64    -- Agreement with Mr. E.R. Shames, President and Chief Operating
                        Officer (incorporated by reference to Exhibit 10(ii) to the
                        June 30, 1993 10-Q). .........................................

    Exhibit 99.65    -- Description of Amendment to Agreement with Mr. E.R. Shames
                        (incorporated by reference to Exhibit 10(xiv)(e) to the 1993
                        10-K). .......................................................

    Exhibit 99.66    -- Agreement with Mr. R.J. Ventres, Chairman of the Executive
                        Committee of the Board (incorporated by reference to Exhibit
                        10(xvii)(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1991). ...........................

    Exhibit 99.67    -- Description of Amendment to Agreement with Mr. R.J. Ventres
                        (incorporated by reference to Exhibit 10(xiv)(g) to the 1993
                        10-K). .......................................................

    Exhibit 99.68    -- Form of salary continuance arrangement with Executive Officers
                        (incorporated by reference to Exhibit 10(ix)(c) to the
                        Company's Annual Report on Form 10-K for the year ended
                        December 31, 1987). ..........................................

    Exhibit 99.69    -- Agreement with Mr. J.G. Hettinger (incorporated by reference to Exhibit 10(xiv)(i) to the 1993 10-K). .....................

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
                                                 DESCRIPTION                                PAGE
                        --------------------------------------------------------------  ------------
    Exhibit 99.70    -- Agreement with Mr. G.J. Waydo (incorporated by reference to
                        Exhibit 10(xiv)(j) to the 1993 10-K). ........................

    Exhibit 99.71    -- Description of Amendment to Agreement with Mr. E.R. Shames
                        (incorporated by reference to Exhibit 10(i) to the Company's
                        Quarterly Report on Form 10-Q for the quarter ended June 30,
                        1994 (the "June 30, 1994 10-Q")). ............................

    Exhibit 99.72    -- Agreement with Mr. L.O. Doza dated June 2, 1994 (incorporated by reference to Exhibit 10(ii) to the June 30, 1994 10-Q). ...

    Exhibit 99.73    -- Supplement to Agreement with Mr. G.J. Waydo dated May 4, 1994
                        (incorporated by reference to Exhibit 10(iii) to the June 30,
                        1994 10-Q). ..................................................

    Exhibit 99.74    -- Supplement to Agreement with Mr. G.J. Waydo dated June 20,
                        1994 (incorporated by reference to Exhibit 10(iv) to the June
                        30, 1994 10-Q). ..............................................

    Exhibit 99.75    -- Supplement to Agreement with Mr. G.J. Waydo dated September
                        30, 1994. ....................................................

    Exhibit 99.76    -- Form of Indemnification Agreement, dated as of October 4,
                        1994, among Holdings, the Partnership, Purchaser and the
                        Company. .....................................................

    Exhibit 99.77    -- Joint Press Release of the Company and KKR dated November 22,
                        1994. ........................................................